CONTENTS

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS	1
MANAGEMENT PROXY CIRCULAR	2
Glossary of Terms	2
General Information	3
Information on Voting	3
BUSINESS TO BE TRANSACTED AT THE MEETING	4
1. Financial Statements	4
2. Election of Directors	5
Director Independence	12
Interlocking Directorships	12
Directors of Other Reporting Issuers	12
Directors’ Meeting Attendance	13
Directors’ Share Ownership Requirements	14
Directors’ Compensation	16
Directors’ DSU Plan	16
Total Compensation for 2007	17
DSOP	17
3. Appointment of Auditors	18
Audit and Non-Audit Fees and Services — 2007 & 2006	18
4. Shareholder Rights Plan:
Approval of the amendment and restatement and reconfirmation of the Shareholder’s Rights Plan	19
5. Management Stock Option Incentive Plan:
Approval of (i) new amendment provisions; (ii) extending the term of Options expiring during a blackout period; (iii) reducing the term of Options on the retirement of a participant; and (iv) providing for immediate vesting of regular Options on the death of a participant	22
REPORTS OF COMMITTEES OF THE BOARD	24
Report of the Audit Committee	24
Report of the Governance and Nominating Committee	26
Report of the Health, Safety, Security and Environment Committee	27
Report of the Pension Committee	28
Report of the Compensation Committee	28
STATEMENT OF EXECUTIVE COMPENSATION	29
Report on Executive Compensation	29
Summary Compensation Table	38
Long-Term Incentive Plan Awards in the last financial year	39
Options and SAR Grants during 2007	39
Aggregated Options and SAR exercises during 2007 and year-end Options and SAR values	40
Securities Authorized for Issuance Under Equity Compensation Plans	40
Pension Plans	41
Employment Contracts and Change of Control Agreements	42
SUPPLEMENTAL DISCLOSURE: TOTAL COMPENSATION SUMMARY FOR THE NAMED EXECUTIVE OFFICERS	43
PERFORMANCE GRAPH	46
COST OF MANAGEMENT RATIO	47
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	47

i

ii

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting of shareholders of Canadian Pacific Railway Limited will be held at The Fairmont Winnipeg, 2 Lombard Place, Winnipeg, Manitoba, at 9:00 a.m. (Central Time) on Friday, May 9, 2008, for the following purposes:

1.	to receive the consolidated financial statements for the year ended December 31, 2007, and the auditors’ report thereon;

2.	to elect directors;

3.	to appoint auditors;

4.	to consider and, if deemed appropriate, to pass a resolution approving the amendment and restatement and reconfirmation of the Shareholder Rights Plan;

5.	to consider and, if deemed appropriate approve a resolution: (i) approving new amendment provisions for the MSOIP; (ii) extending the term of Options expiring during a blackout period; (iii) reducing the term of Options on the retirement of a participant in the MSOIP; and (iv) providing for immediate vesting of regular Options on the death of a participant in the MSOIP; and

6.	to transact such other business as may properly come before the meeting or any adjournment thereof.

Shareholders of record at the close of business on March 14, 2008, will be entitled to vote at the meeting and are encouraged to participate either in person or by proxy.

By order of the board of directors,

Donald F. Barnhardt
Corporate Secretary

Calgary, Alberta
February 19, 2008

NOTE:	Registered shareholders of Canadian Pacific Railway Limited wishing to vote by proxy are requested to complete and return the enclosed form of proxy in the envelope provided to the Corporation’s transfer agent, Computershare Investor Services Inc. Registered shareholders may also vote by telephone or Internet by following the instructions provided on the enclosed form of proxy. Non-registered shareholders should refer to page 4 of the management proxy circular for information on how to vote their shares. Proxies must be received by Computershare Investor Services Inc. or Georgeson Shareholder Communications Canada, agents for Canadian Pacific Railway Limited, not less than 24 hours prior to the time fixed for holding the meeting (or any adjournment thereof), in order to be used at the meeting.

MANAGEMENT PROXY CIRCULAR

GLOSSARY OF TERMS

In this management proxy circular the following terms shown in quotation marks are defined as set forth below.
“Audit Committee”	Audit, Finance and Risk Management Committee of the CPRL board of directors
“Basic Pension Plan”	CPRC’s Pension Plan
“CEO”	President and Chief Executive Officer of CPRL
“CFO”	Executive Vice-President and Chief Financial Officer of CPRL
“Circular”	CPRL’s Management Proxy Circular
“Comparator Group”	Large autonomous Canadian companies with annual revenues exceeding $1 billion
“Compensation Committee”	Management Resources and Compensation Committee of the CPRL board of directors
“Computershare”	Computershare Investor Services Inc.
“COO”	Executive Vice-President and Chief Operating Officer of CPRL
“Corporation”	Canadian Pacific Railway Limited
“CP”	CPRL and its direct and indirect subsidiaries, including CPRC
“CPRC”	Canadian Pacific Railway Company
“CPRL”	Canadian Pacific Railway Limited
“DSOP”	CPRL’s Directors’ Stock Option Plan
“DSU Plan”	CPRL’s Directors’ Deferred Share Unit Plan
“DSUs”	Deferred Share Units
“Employee Shares”	Shares held by CP employees under the ESPP
“ESPP”	CPRL’s Employee Share Purchase Plan
“Exchange Act”	United States Securities Exchange Act of 1934, as amended
“Executive DSU Plan”	CPRL’s Senior Executives’ Deferred Share Unit Plan
“Executive Officers”	Officers of CP at the level of Vice-President and above
“Georgeson”	Georgeson Shareholder Communications Canada
“Governance and Nominating Committee”	Corporate Governance and Nominating Committee of CPRL board of directors
“Governance Guidelines”	National Instrument 58-101 and National Policy 58-201
“HSS&E Committee”	Health, Safety, Security and Environment Committee of the CPRL board of directors
“MD&A”	Management’s Discussion and Analysis
“Meeting”	CPRL annual and special meeting of shareholders to be held on May 9, 2008
“MSOIP”	CPRL’s Management Stock Option Incentive Plan
“Named Executive Officers” or “NEOs”	Executive Officers named in the Summary Compensation Table of this Circular
“Notice”	Notice of the Meeting
“NYSE”	New York Stock Exchange
“NYSE Standards”	NYSE corporate governance standards
“Option” or “Options”	CPRL stock options
“Pension Committee”	Pension Committee of the CPRL board of directors
“Performance Incentive Plan”	Canadian Pacific Railway Performance Incentive Plan
“PSUs”	Performance Share Units
“Record Date”	March 14, 2008
“RSUs”	Restricted Share Units
“SARs”	Share appreciation rights
“SEC”	United States Securities and Exchange Commission
“Shares”	CPRL common shares
“SOA”	United States Sarbanes-Oxley Act of 2002
“Sr. VP”	Senior Vice-President of CPRC
“Supplemental Pension Plan”	Canadian Pacific Railway’s Supplemental Executive Pension Plan
“TSX”	Toronto Stock Exchange
“VP”	Vice-President of CPRC

GENERAL INFORMATION

This Circular is furnished in connection with the solicitation of proxies by the management of the Corporation to be used at the Meeting to be held on May 9, 2008, at The Fairmont Winnipeg, 2 Lombard Place, Winnipeg, Manitoba, for the purposes set out in the accompanying Notice.

The cost of soliciting proxies will be borne by CPRL. While proxies will be solicited primarily by mail, certain employees of CPRL may also solicit proxies in person or by telephone. CPRL has retained Georgeson, 100 University Avenue, 11th Floor, South Tower, Toronto, Ontario, M5J 2Y1, at a fee of approximately $33,500 plus out-of-pocket expenses, to aid in the solicitation of proxies in Canada and the United States.

If you have any questions about the information contained in this document or require assistance in completing your proxy form, please contact Georgeson, telephone 1-866-676-3007, toll free in North America.

Proxies are counted and tabulated by CPRL’s transfer agent, Computershare, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, telephone 1-877-427-7245, toll free in North America or international at 514-982-7555. Computershare maintains the confidentiality of individual shareholder votes. However, proxies will be submitted to management where they contain comments clearly intended for management or to meet legal requirements.

Unless otherwise noted, the information contained in this Circular is given as of February 19, 2008, and all dollar amounts used in this document are shown in Canadian dollars. Payments made in U.S. currency were converted using an average rate of exchange of $1.0748 for 2007.

INFORMATION ON VOTING

Voting Shares and Principal Shareholders

At February 19, 2008, there were 153,479,928 Shares outstanding. Each Share carries one vote.

To the knowledge of the directors and officers of CPRL, based on information at February 19, 2008, no individual or corporation beneficially owned, directly or indirectly, or exercised control over, ten per cent or more of the outstanding Shares.

Record Date and Provisions Relating to Voting

The board of directors of CPRL has fixed March 14, 2008, as the Record Date for the purpose of determining shareholders entitled to receive the Notice and vote at the Meeting. Each shareholder is entitled to one vote for each Share held, as registered in such holder’s name on the list of shareholders prepared as of the close of business on the Record Date.

Appointment of Proxyholders

Shareholders wishing to be represented by proxy (or legal proxy in the case of non-registered shareholders) at the Meeting must deposit a properly executed proxy with Computershare or Georgeson, agents for CPRL, not less than 24 hours prior to the time fixed for holding the Meeting (or any adjournment thereof).

Registered shareholders may also vote by telephone or over the Internet by following the instructions provided on the enclosed form of proxy.

All Shares represented by a properly executed proxy will be voted or withheld from voting on the matters identified in the Notice in accordance with the instructions of the shareholder as specified thereon. A shareholder has the right to appoint a person or company other than the named appointee of management to represent such shareholder at the Meeting. To appoint a person or company other than the named appointee, strike out the name of the named appointee and write the name of the person or company you would like to appoint in the space provided.

Shareholders who have appointed a named appointee of management to act and vote on their behalf, as provided in the enclosed form of proxy, and who do not provide instructions concerning any matter identified in the Notice will have the Shares represented by such proxy voted FOR the election of the persons nominated for election as directors as set forth in this Circular, FOR the appointment of PricewaterhouseCoopers LLP as auditors, FOR the resolution approving the amendment and restatement and reconfirmation of the Shareholder Rights Plan and FOR the resolution approving amendments to the MSOIP.

The enclosed form of proxy, when properly signed, confers discretionary authority on the person or persons named to vote on any amendment to matters identified in the Notice and on any other matter properly coming before the Meeting. Management is not aware of any such amendment or other matter. If, however, any such amendment or other matter properly comes before the Meeting, the proxies will be voted at the discretion of the person or persons named on the form of proxy, all of whom are officers of CPRL.

Non-registered shareholders, or shareholders that hold their Shares in the name of an “intermediary”, such as a bank, trust company, securities broker or other financial institution, will have received this Circular and a form of proxy or voting instruction form from their intermediary. Follow the instructions provided in order to vote by mail, telephone or internet. Non-registered shareholders wishing to vote in person at the Meeting must follow the instructions included with the form of proxy or on the voting instruction form provided by their intermediary.

Employee Shares are held in a custodial account until such time as the Shares are withdrawn from the ESPP pursuant to its terms and conditions.

Voting rights attached to Employee Shares may be exercised through the use of a voting instruction form, which provides instructions regarding the voting of Employee Shares by mail, telephone or Internet. Holders of Employee Shares will have received this Circular together with the voting instruction form, or advice as to the availability of these documents electronically, from the Corporation’s agent, Computershare.

Employee Shares will be voted in accordance with the instructions received from the employee. Only those Employee Shares in respect of which a voting instruction form has been signed and returned or in respect of which voting instructions have been conveyed by telephone or Internet will be voted.

Revocability of Proxies

A registered shareholder or holder of Employee Shares may revoke a proxy by depositing an instrument in writing executed by such shareholder or by such shareholder’s attorney authorized in writing (or, in the case of a corporation, by a duly authorized officer or attorney), either at the Office of the Corporate Secretary, Canadian Pacific Railway, Suite 920, Gulf Canada Square, 401 – 9th Avenue S.W., Calgary, Alberta, T2P 4Z4, Canada, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting, or an adjournment thereof, or in any other manner permitted by law.

If voting instructions were conveyed by mail, telephone or the Internet, the conveying of new instructions by any of these means will supersede the prior instructions.

Non-registered shareholders who have voted and who wish to change their voting instructions should contact their intermediary to discuss the appropriate procedure to follow in this regard.

BUSINESS TO BE TRANSACTED AT THE MEETING

This Circular contains information relating to the receipt of CPRL’s audited consolidated financial statements, the election of directors, the appointment of auditors, the amendment and restatement and reconfirmation of the Shareholder Rights Plan and, amendments to the MSOIP.

1.	FINANCIAL STATEMENTS

The audited consolidated financial statements of the Corporation for the year ended December 31, 2007, and the report of the auditors thereon will be placed before the Meeting. These audited consolidated financial statements form part of the Annual Report of the Corporation, which was mailed to registered shareholders and to all non-registered shareholders who requested it. Additional copies of the Annual Report may be obtained from the Corporate Secretary of CPRL upon request. The Annual Report is also available on line at www.cpr.ca.

2.	ELECTION OF DIRECTORS

CPRL’s governing documents provide for the board of directors to consist of a minimum of five and a maximum of 20 directors.

The role of CPRL’s Governance Committee in identifying and recommending qualified director nominees is described under “Nomination of Directors” on page 50.

A description of CPRL’s directors’ education program is outlined under “Orientation and Continuing Education of Directors” on page 50.

CPRL’s Corporate Governance Principles and Guidelines provide that if, in an uncontested election of directors, a nominee for director receives a greater number of votes “withheld” from his or her election than votes “for” his or her election, he or she shall promptly, following the certification of the shareholder vote, submit his or her resignation to the board of directors. The Governance and Nominating Committee shall consider the offer of resignation and recommend to the board of directors whether it should accept such a resignation. The board of directors is required to act on the recommendation within 90 days of the certification of the shareholder vote and will publicly disclose its decision.

In accordance with the Company’s General By-law, Mr. S.E. Bachand will retire from the board of directors on May 9, 2008, as he has reached the mandatory retirement age of 70 years. Mr. Bachand will not be replaced, the board of directors having been reduced in size by resolution from 12 to 11 directors.

The terms of office of each of the remaining directors will expire at the close of the Meeting and all are proposed for nomination as directors. Shareholders will be asked to elect the remaining current directors to hold office until the close of the next annual meeting of shareholders or until their successors are otherwise duly elected or appointed.

The persons proposed for nomination are, in the opinion of the board, well qualified to act as directors for the ensuing year. Each nominee has established his or her eligibility and willingness to serve as a director if elected. The persons named in the proxy are officers of CP who intend to vote at the Meeting FOR the election of the nominees whose names are set out below, unless specifically instructed on the proxy to withhold such vote. If, prior to the Meeting, any of the listed nominees becomes unable or unwilling to serve, the persons named in the proxy will have the right to use their discretion in voting for such other properly qualified nominees.

The board has established the following committees: Audit, Governance and Nominating, HSS&E, Compensation, and Pension. The board does not have an Executive committee.

Nominees for Election to the Board of Directors

The table below provides the nominees’ names, ages, business experience, qualifications and other information relevant to their CPRL directorship.

John E. Cleghorn, O.C., F.C.A. (a) Age: 66 Toronto, Ontario Director since: October 2001 Latest date for retirement: May 2012 Independent	Mr. Cleghorn is the Chairman of the Board of Directors of the Corporation. He was Chairman of the Board of SNC-Lavalin Group Inc. from May 2002 until May 2007. He is the retired Chairman and Chief Executive Officer of the Royal Bank of Canada. He held that position from January 1995 until his retirement in July 2001. He is a director of Molson Coors Brewing Company. He is a Member of the Desautels Faculty of Management International Advisory Board and Governor Emeritus of McGill University, Governor of Historica Foundation of Canada, Chancellor Emeritus of Wilfrid Laurier University and a director of Atlantic Salmon Federation. He was appointed an Officer of the Order of Canada in 2001. He graduated from McGill University in Montreal with a B.Com. and is a chartered accountant.

	Attendance	Attendance		Membership on boards of other
Member of:	(b)	(Total)		reporting issuers, or equivalent (c)
Board (Chair) Governance and Nominating (Chair)	12 of 12 4 of 4	16 of 16	100%	CPRC Molson Coors Brewing Company

Securities Held at the date hereof:
			Meets or Exceeds Minimum Shareholding
			Requirements (d)
Shares (d)	DSUs (d)	Options (e)	(Yes/No)
12,000	14,875	16,000	Yes

Tim W. Faithfull Age: 63 Oxford, Oxfordshire, England Director since: December 2003 Latest date for retirement: May 2015 Independent	Mr. Faithfull is the Retired President and Chief Executive Officer of Shell Canada Limited, an oil and gas company. He held that position from April 1999 to July 2003. He is a director of TransAlta Corporation, AMEC plc and Shell Pensions Trust Limited. From 1996 to 1999 he was Chairman and Chief Executive Officer of Shell Companies in Singapore. During this period he was also a director of DBS Bank and PSA Corporation. Between 1999 and July 2003 he was a member of the boards of Calgary Health Trust and The EPCOR Centre for the Performing Arts. He is also a Trustee of the Starehe Endowment Fund (UK), and a council member of the UK-Canada Colloquia. He graduated from the University of Oxford (Keble College), with a B.A. in Philosophy, Politics and Economics and is an alumnus of the London Business School (Senior Executive Program).

	Attendance	Attendance		Membership on boards of other
Member of:	(b)	(Total)		reporting issuers, or equivalent (c)
Board	11 of 12			CPRC
Compensation Governance and Nominating	3 of 3 2 of 2	18 of 19	94%	AMEC plc TransAlta Corp.
HSS&E	2 of 2

Securities Held at the date hereof:
			Meets or Exceeds Minimum Shareholding
			Requirements (d)
Shares (d)	DSUs (d)	Options (e)	(Yes/No)
1,460	16,020	0	Yes

Frederic J. Green Age: 51 Calgary, Alberta Director since: May 2006 Latest date for retirement: May 2021 Not-Independent	Mr. Green is the President and Chief Executive Officer of the Corporation and CPRC, a position that he has held since May 2006. Since 1996, he has held several senior positions at CP including: President and Chief Operating Officer of the Corporation and CPRC, Executive Vice-President and Chief Operating Officer of the Corporation and CPRC, Executive Vice-President, Marketing and Operations, CPRC, Senior Vice-President, Marketing and Sales, CPRC and Vice-President, Marketing, CPRC. He is a director and officer of a number of CP companies including Soo Line Railroad Company where he is Chair, President and Chief Executive Officer and the Delaware and Hudson Railway Company, Inc., where he is Chair and Chief Executive Officer. Mr. Green is a director of The Conference Board of Canada, Chair of the Railway Association of Canada and on the Board of Governors of the Calgary Petroleum Club. He graduated from Concordia University in Montreal with a B.Com.

	Attendance	Attendance		Membership on boards of other
Member of:	(b)	(Total)		reporting issuers, or equivalent (c)
Board HSS&E	12 of 12 0 of 0	12 of 12	100%	CPRC

Securities Held at the date hereof:
			Meets or Exceeds Minimum Shareholding
			Requirements (d)
Shares (d)	DSUs (d)	Options (e)	(Yes/No)
16,033	43,059	671,400	Yes

Krystyna T. Hoeg, C.A. Age: 58 Toronto, Ontario Director since: May 2007 Latest date for retirement: May 2020 Independent	Ms. Hoeg is the former President and Chief Executive Officer of Corby Distilleries Limited, a marketer and seller of spirits and wine, a position that she held from October 1996 to February 2007. She is a director of Sun Life Financial Inc., Shoppers Drug Mart Corporation, Cineplex Galaxy Income Fund, Ganong Bros. Limited and Samuel, Son & Co., Limited. She is also a member of the Advisory Board, Woodrow Wilson Center Canada Institute. Ms. Hoeg is a Chartered Accountant (1982) and holds a B.Sc. from McMaster University, and a B.Com. and an M.Sc. from the University of Windsor.

	Attendance	Attendance		Membership on boards of other
Member of:	(b)	(Total)		reporting issuers, or equivalent (c)
Board Audit Governance & Nominating HSS&E	8 of 8 4 of 4 1 of 1 1 of 1	14 of 14	100%	CPRC Cineplex Galaxy Income Fund Shoppers Drug Mart Corporation Sun Life Financial Inc.

Securities Held at the date hereof:
			Meets or Exceeds Minimum Shareholding
			Requirements (d)
Shares (d)	DSUs (d)	Options (e)	(Yes/No)
0	2,659	0	No

The Honourable John P. Manley (a) Age: 58 Ottawa, Ontario Director since: May 2006 Latest date for retirement: May 2020 Independent	Mr. Manley is a senior counsel at the law firm of McCarthy Tétrault LLP. He has held that position since May 2004. He is a director of Nortel Networks Corporation and Nortel Networks Limited, Canadian Imperial Bank of Commerce and a director and Board Chair of Optosecurity Inc. (a private company). In addition, Mr. Manley serves on the boards of the University of Waterloo, MaRS (not-for-profit corporation founded by leaders from the business and public sectors to improve commercial outcomes from Canada’s foundation of science and technology innovation), National Arts Center Foundation, CARE Canada, The Conference Board of Canada and the Institute for Research on Public Policy. In October 2007 he was appointed Chair of the Independent Panel on Canada’s role in Afghanistan. Mr. Manley was previously the Member of Parliament for Ottawa South from November 1988 to June 2004 and Chairman of the Ontario Power Generation Review Committee, from December 2003 to March 2004. As a Member of Parliament, Mr. Manley also held various positions in the Canadian Federal Government, including Deputy Prime Minister of Canada from January 2002 to December 2003, Minister of Finance from June 2002 to December 2003, Chair of the Cabinet Committee on Public Security and Anti-Terrorism from October 2001 to December 2003, Minister of Foreign Affairs from October 2000 to January 2002 and Minister of Industry prior thereto. He graduated from Carleton University with a B.A. and from the University of Ottawa with an LL.B. He was granted the designation C.Dir. (Chartered Director) by McMaster University in February 2006.

	Attendance	Attendance		Membership on boards of other
Member of:	(b)	(Total)		reporting issuers, or equivalent (c)
Board	12 of 12			CPRC
Audit Governance & Nominating	8 of 9 2 of 2	25 of 26	96%	Canadian Imperial Bank of Commerce Nortel Networks Corporation
Pension	3 of 3			Nortel Networks Limited

Securities Held at the date hereof:
			Meets or Exceeds Minimum Shareholding
			Requirements (d)
Shares (d)	DSUs (d)	Options (e)	(Yes/No)
0	6,009	0	Yes

Linda J. Morgan Age: 55 Bethesda, Maryland, USA Director since: May 2006 Latest date for retirement: May 2022 Independent	Ms. Morgan is a partner at Covington & Burling LLP, a United States based international law firm, and is chair of the firm’s Transportation Practice Group and co-chair of its Government Affairs Group. She joined the law firm as a partner in September 2003. She also serves on the Board of Visitors for the Georgetown University Law Centre and the Business Advisory Committee for Northwestern University’s Transportation Centre. Ms. Morgan was previously Chairman of the United States Surface Transportation Board, and its predecessor the Interstate Commerce Commission, from March 1995 to December 2002. Prior to joining the Interstate Commerce Commission Ms. Morgan served as General Counsel to the Senate Committee on Commerce, Science and Transportation. She graduated from Vassar College with an A.B., Georgetown University Law Centre with a J.D. and is an alumna of the Program for Senior Managers in Government at Harvard University’s John F. Kennedy School of Government.

	Attendance	Attendance		Membership on boards of other
Member of:	(b)	(Total)		reporting issuers, or equivalent (c)
Board	12 of 12			CPRC
Compensation Governance & Nominating	3 of 3 2 of 2	19 of 19	100%
HSS&E	2 of 2

Securities Held at the date hereof:
			Meets or Exceeds Minimum Shareholding
			Requirements (d)
Shares (d)	DSUs (d)	Options (e)	(Yes/No)
0	6,164	0	Yes

Madeleine Paquin Age: 46 Montreal, Quebec Director since: October 2001 Latest date for retirement: May 2033 Independent	Ms. Paquin is the President and Chief Executive Officer and a director of Logistec Corporation, an international cargo-handling company. She has held that position since January 1996. She is also a director of Aéroports de Montréal. She graduated from École des Hautes Études Commerciales, Université de Montréal with a G.D.A.S. and from the Richard Ivey School of Business, University of Western Ontario with an H.B.A.

	Attendance	Attendance		Membership on boards of other
Member of:	(b)	(Total)		reporting issuers, or equivalent (c)
Board	12 of 12			CPRC
Audit	8 of 9			Logistec Corporation
Compensation	2 of 2	25 of 26	96%
Governance & Nominating	2 of 2
HSS&E	1 of 1

Securities Held at the date hereof:
			Meets or Exceeds Minimum Shareholding
			Requirements (d)
Shares (d)	DSUs (d)	Options (e)	(Yes/No)
100	12,261	16,000	Yes

Michael E.J. Phelps, O.C. Age: 60 West Vancouver, British Columbia Director since: October 2001 Latest date for retirement: May 2018 Independent	Mr. Phelps is the Chairman of Dornoch Capital Inc., a private investment company. From January 1988 to March 2002 he served as President and Chief Executive Officer and subsequently Chairman and Chief Executive Officer of Westcoast Energy Inc. He is a Senior Advisor to Deutsche Bank AG, Canada. He is a director of Spectra Energy Corporation, Fairborne Energy Trust and Chairman and a director of Kodiak Exploration Limited. He serves on the board of the Vancouver Organizing Committee for the 2010 Olympic and Paralympic Games. Mr. Phelps is also Chairman of the GLOBE Foundation of Canada and a director of the Vancouver General Hospital & University of British Columbia Hospital Foundation. In 2003, Mr. Phelps was appointed by the Canadian government as Chairman of the “Wise Persons’ Committee”, a panel developed to review Canada’s system of securities regulation. He was appointed an Officer of the Order of Canada in 2001. He graduated from the University of Manitoba with a B.A. and an LL.B. and from the London School of Economics with an LL.M.

	Attendance	Attendance		Membership on boards of other
Member of:	(b)	(Total)		reporting issuers, or equivalent (c)
Board	12 of 12			CPRC
Compensation Governance and Nominating	3 of 3 4 of 4	22 of 22	100%	Fairborne Energy Trust Kodiak Exploration Limited
Pension (Chair)	3 of 3			Spectra Energy Corporation

Securities Held at the date hereof:
			Meets or Exceeds Minimum Shareholding
			Requirements (d)
Shares (d)	DSUs (d)	Options (e)	(Yes/No)
16,479	7,670	16,000	Yes

Roger Phillips, O.C., S.O.M., F.Inst.P. Age: 68 Regina, Saskatchewan Director since: October 2001 Latest date for retirement: May 2010 Independent	Mr. Phillips is the Retired President and Chief Executive Officer of IPSCO Inc., a steel manufacturing company. He held that position from February 1982 until his retirement in December 2001. He is a director of Toronto Dominion Bank, Imperial Oil Limited and Cleveland-Cliffs Inc. Mr. Phillips is a Fellow of the Institute of Physics and a Member of the Canadian Association of Physicists. He is also President of La Sauciere Investments Inc., a private company. He was appointed an Officer of the Order of Canada in 1999 and was presented with the Saskatchewan Order of Merit in 2002. He graduated from McGill University in Montreal with a B.Sc. in Physics and Mathematics.

	Attendance	Attendance		Membership on boards of other
Member of:	(b)	(Total)		reporting issuers, or equivalent (c)
Board	12 of 12			CPRC
Audit (Chair) Governance and Nominating	9 of 9 4 of 4	28 of 28	100%	Cleveland-Cliffs Inc. Imperial Oil Limited
Pension	3 of 3			Toronto Dominion Bank

Securities Held at the date hereof:
			Meets or Exceeds Minimum Shareholding
			Requirements (d)
Shares (d)	DSUs (d)	Options (e)	(Yes/No)
3,088	20,648	16,000	Yes

Hartley T. Richardson, O.C. Age: 53 Winnipeg, Manitoba Director since: May 2006 Latest date for retirement: May 2025 Independent	Mr. Richardson is President and Chief Executive Officer of James Richardson & Sons, Limited, a privately owned corporation involved in the international grain trade, real estate, oil and gas development, family wealth management services, and private equity investments. He has held that position since April 1993. Mr. Richardson is a director of Angiotech Pharmaceuticals, Inc. He is Past-Chairman of the Business Council of Manitoba and Vice-Chairman of the Canadian Council of Chief Executives. Mr. Richardson’s other affiliations include The Trilateral Commission and the World Economic Forum Global Leaders of Tomorrow, and the Young President’s Organization. He is involved in a number of charitable endeavours and community organizations. He graduated from the University of Manitoba in Winnipeg with a B.Com. (Hons.). The University of Manitoba conferred upon Mr. Richardson the honorary degree of Doctor of Laws in 2004 and he was appointed to the Order of Canada in 2007.

	Attendance	Attendance		Membership on boards of other
Member of:	(b)	(Total)		reporting issuers, or equivalent (c)
Board	10 of 12			CPRC
Audit Governance & Nominating	7 of 9 2 of 2	22 of 26	85%	Angiotech Pharmaceuticals, Inc.
Pension	3 of 3

Securities Held at the date hereof:
			Meets or Exceeds Minimum Shareholding
			Requirements (d)
Shares (d)	DSUs (d)	Options (e)	(Yes/No)
10,000	5,914	0	Yes

Michael W. Wright Age: 69 Longboat Key, Florida, USA Director since: October 2001 Latest date for retirement: May 2009 Independent	Mr. Wright is the Retired Chairman of the Board and Chief Executive Officer of SUPERVALU INC., a food distributor and grocery retailer. He was Chairman and Chief Executive Officer from June 1981 to June 2001 and Chairman until June 2002. He is a Past Chairman of Food Distributors International and the Food Marketing Institute, and is a director of Wells Fargo & Company, Honeywell International, Inc., S.C. Johnson & Son, Inc., and Cargill Inc. He is a Trustee Emeritus of the University of Minnesota Foundation and the Board of Trustees of St. Thomas Academy. He graduated from the University of Minnesota with a B.A. and from the University of Minnesota Law School with a J.D. (Honours).

	Attendance	Attendance		Membership on boards of other
Member of:	(b)	(Total)		reporting issuers, or equivalent (c)
Board	10 of 12			CPRC
Audit Governance and Nominating	9 of 9 4 of 4	25 of 27	92%	Honeywell International, Inc. Wells Fargo & Company
HSS&E (Chair)	2 of 2

Securities Held at the date hereof:
			Meets or Exceeds Minimum Shareholding
			Requirements (d)
Shares (d)	DSUs (d)	Options (e)	(Yes/No)
1,000	24,644	16,000	Yes

(a)	As a result of the announcement by Nortel Networks Corporation and Nortel Networks Limited (collectively, the “Nortel Companies”) in May 2004 of the need to restate certain of their previously reported financial results and the resulting delays in filing interim and annual financial statements for certain periods by the required filing dates under Ontario securities laws, the Ontario Securities Commission made a final order on May 31, 2004 prohibiting all trading by directors, officers and certain current and former employees including J.E. Cleghorn, a former director, and J.P. Manley, a current director. The Quebec and Alberta Securities Commissions issued similar orders. The cease trade order issued by the Ontario Securities Commission was revoked on June 21, 2005. The Quebec and Alberta orders were revoked shortly thereafter. Messrs. Cleghorn and Manley were not subject to the Quebec and Alberta orders. Following the March 10, 2006 announcement by the Nortel Companies of the need to restate certain of their previously reported financial results and the resulting delay in the filing of certain 2005 financial statements by the required filing dates, the Ontario Securities Commission issued a final management cease trade order on April 10, 2006 prohibiting all of the directors, officers and certain current and former employees including Messrs. Cleghorn and Manley from trading in the securities of the Nortel Companies. The British Columbia and Quebec Securities Commissions issued similar orders. The Ontario Securities Commission lifted the cease trade order effective June 8, 2006 and the British Columbia and the Quebec Securities Commissions also lifted their cease trade orders shortly thereafter. Messrs. Cleghorn and Manley were not subject to the British Columbia and Quebec orders.

(b)	For full details with respect to board and committee attendance, see “Directors Meeting Attendance” on page 13.

(c)	See table on page 12 for full details including committee memberships.

(d)	See table on page 15 for each director’s equity ownership in the Corporation as at December 31, 2007, the total value of Shares and DSUs held and the amounts required to meet the minimum shareholding requirement.

(e)	All further grants of Options under the DSOP were suspended on July 21, 2003. For further information on the DSOP and on the Options granted to each eligible non-employee director, see “Directors’ Stock Option Plan” on page 17.

Director Independence

The Board has conducted, through a combination of questionnaires, biographical reviews and discussion, a comprehensive assessment of all business and other relationships and interests of each current director vis-à-vis the Corporation and its subsidiaries and has determined that each director, except F.J. Green (who is CEO), is independent of the Corporation in accordance with the criteria for independence established for all directors by the NYSE Standards, and that each member of the Audit Committee, in addition, meets the additional independence criteria established for audit committee members under Section 10A(m)(3) of the Exchange Act and Rule 10A-3(b)(1) promulgated thereunder and Multilateral Instrument 52-110.

Interlocking Directorships

As at February 19, 2008, there are no interlocking directorships among the directors of the Corporation.

Directors of Other Reporting Issuers

All of the current directors of CPRL are also directors of CPRC which is a reporting issuer and an SEC Registrant.

The following table sets out the current directors of the Corporation who are also directors of other reporting issuers, or equivalent, the name of such issuers and committee memberships with those issuers:

	Other reporting issuers of which	Committee
Director	the director is a director	Memberships
S.E. Bachand	• Bank of Montreal	• Governance and Nominating Committee • Human Resources & Management Compensation Committee (Chair)
	➢ George Weston, Ltd.	➢ Governance, Human Resource, Nominating and Compensation Committee
➢ Environmental, Health & Safety Committee
J.E. Cleghorn (Chair)	• Molson Coors Brewing Company	• Audit Committee (Chair) • Nominating Committee
T.W. Faithfull	• AMEC plc	• Remuneration Committee (Chair) • Nominations Committee • Compliance & Ethics Committee
	➢ TransAlta Corporation	➢ Audit and Risk Committee ➢ Human Resources Committee
K.T. Hoeg	• Cineplex Galaxy Income Fund	• Audit Committee
	➢ Shoppers Drug Mart Corporation	➢ Audit Committee
	o Sun Life Financial Inc.	o Audit Committee (Chair)
J.P. Manley	• Canadian Imperial Bank of Commerce	• Risk Committee
	➢ Nortel Networks Corporation	➢ Compensation & Human Resources Committee
	➢ Nortel Networks Limited	➢ Pension Fund Policy Committee (Chair)
M. Paquin	• Logistec Corporation

	Other reporting issuers of which	Committee
Director	the director is a director	Memberships
M.E.J. Phelps	• Fairborne Energy Trust	• Audit Committee • Compensation Committee • Corporate Governance Committee (Lead Director)
	➢ Kodiak Exploration Limited	➢ Chairman of the Board ➢ Audit Committee ➢ Compensation Committee
	o Spectra Energy Corporation	o Finance & Risk Committee o Compensation Committee (Chair)
R. Phillips	• Cleveland-Cliffs Inc.	• Board Affairs Committee • Compensation Committee
	➢ Imperial Oil Limited	➢ Audit Committee ➢ Nominations & Governance Committee ➢ Executive Resources Committee (Chair) ➢ Environmental, Health & Safety Committee
	o Toronto Dominion Bank	o Risk Committee (Chair)
H.T. Richardson	• Angiotech Pharmaceuticals, Inc.	• Governance & Nominating Committee
M.W. Wright	• Honeywell International, Inc.	• Audit Committee • Retirement Plans Committee (Chair)
	➢ Wells Fargo & Company	➢ Credit Committee ➢ Governance and Nominating Committee ➢ Human Resources Committee

Directors’ Meeting Attendance

Directors are expected to attend all board meetings and meetings of committees on which they serve.

The independent directors met without management present at every meeting of the board, held up to May 11, 2007, as the Governance and Nominating Committee. Following that date the independent directors met in camera without management present at the beginning and end of each meeting of the board of directors as well as at the beginning and end of each committee meeting.

The following table is a summary of each director’s attendance at board and committee meetings in 2007:

					Board
					and
		Board		Committee	Committee
	Board	Meetings		Meetings	Meetings
	Meetings	Attended		Attended	Attended
Director	Attended	%	Committee Meetings Attended	%	%
S.E. Bachand(a)	12 of 12	100	3 of 3 Compensation (Chair)	100
			4 of 4 Governance and Nominating	100	100
			3 of 3 Pension	100
J.E. Cleghorn	12 of 12	100	4 of 4 Governance and Nominating (Chair)	100	100
T.W. Faithfull	11 of 12	91	3 of 3 Compensation	100
			2 of 2 Governance and Nominating(b)	100	94
			2 of 2 HSS&E	100
F.J. Green(c)	12 of 12	100	0 of 0 HSS&E(c)	NA	100
K.T. Hoeg	8 of 8	100	4 of 4 Audit(d)	100
			1 of 1 Governance and Nominating(b)	100	100
			1 of 1 HSS&E(d)	100
J.P. Manley	12 of 12	100	8 of 9 Audit	89
			2 of 2 Governance and Nominating(b)	100	96
			3 of 3 Pension	100
L.J. Morgan	12 of 12	100	3 of 3 Compensation	100
			2 of 2 Governance and Nominating(b)	100	100
			2 of 2 HSS&E	100
M. Paquin	12 of 12	100	8 of 9 Audit	89
			2 of 2 Compensation(d)	100	96
			2 of 2 Governance and Nominating(b)	100
			1 of 1 HSS&E(b)	100
M.E.J. Phelps	12 of 12	100	3 of 3 Compensation	100
			4 of 4 Governance and Nominating	100	100
			3 of 3 Pension (Chair)	100
R. Phillips	12 of 12	100	9 of 9 Audit (Chair)	100
			4 of 4 Governance and Nominating	100	100
			3 of 3 Pension	100
H.T. Richardson	10 of 12	83	7 of 9 Audit	78
			2 of 2 Governance and Nominating(b)	100	85
			3 of 3 Pension	100
M.W. Wright	10 of 12	83	9 of 9 Audit	100
			4 of 4 Governance and Nominating	100	92
			2 of 2 HSS&E (Chair)	100

(a)	Will retire from the board following the Meeting.

(b)	Resigned from committee on May 11, 2007.

(c)	As CEO, Mr. Green attended committee meetings, in full or in part, as appropriate, as a non-voting director at the request of the committees. Mr. Green became a member of the HSS&E on October 29, 2007. The HSS&E did not meet in 2007 following his appointment.

(d)	Elected to committee on May 11, 2007.

Directors’ Share Ownership Requirements

To ensure that directors’ interests are aligned with those of shareholders, non-employee directors are required to hold $390,000 in Shares/DSUs within five years of their initial election or appointment to the board. The Chairman of the Board is required to hold $990,000 in Shares/DSUs within five years of the Chair’s initial appointment. These amounts represent three times their respective annual cash and DSU retainers and were increased from $325,000 with respect to directors and from $825,000 with respect to the Chairman in October 2007. The CEO is required to hold four times his base salary in Shares/DSUs pursuant to the ownership guidelines for Executive Officers.

The following table sets out each director’s equity ownership interest in the Corporation as at December 31, 2006 and 2007, the total value of Shares and DSUs held, and the amount needed to meet the minimum share ownership requirement.

						Equity at
						Risk as a		Target
				Total	Total At-Risk	Multiple of	Minimum	Date
				Number	Value of Shares	Minimum	Shareholding	For Share
		Number	Number	of Shares	and DSUs	Shareholding	Requirement	Ownership
Director	Year	of Shares	of DSUs	and DSUs	($)(a)	Requirement	($)	To Be Met
S.E. Bachand(b)	2007	3,129	25,311	28,440	1,826,417	4.68x	390,000	Already Met
	2006	3,129	22,115	25,244	1,621,170
	Change	0	3,196	3,196	205,247

J.E. Cleghorn	2007	12,000	14,825	26,825	1,722,702	1.74x	990,000	Already Met
	2006	12,000	11,148	23,148	1,486,565
	Change	0	3,677	3,677	236,137

T.W. Faithfull	2007	1,460	15,962	17,422	1,118,841	2.87x	390,000	Already Met
	2006	1,460	13,654	15,114	970,621
	Change	0	2,308	2,308	148,220

F.J. Green	2007	15,925	42,904	58,829	3,777,998	1.08x	3,500,000	Already Met
	2006	12,855	34,110	46,965	3,016,092
	Change	3,070	8,794	11,864	761,906

K.T. Hoeg	2007	0	2,652	2,652	170,311	0.44x	390,000	May 2012
	2006	0	0	0	0
	Change	0	2,652	2,652	170,311

J. Manley(c)	2007	0	5,989	5,989	384,614	0.99x	390,000	May 2011
	2006	0	3,205	3,205	205,825
	Change	0	2,784	2,784	178,788

L.J. Morgan	2007	0	6,143	6,143	394,503	1.01x	390,000	Already Met
	2006	0	3,352	3,352	215,265
	Change	0	2,791	2,791	179,238

M. Paquin	2007	100	12,218	12,318	791,062	2.03x	390,000	Already Met
	2006	100	10,003	10,103	648,815
	Change	0	2,215	2,215	142,247

M.E.J. Phelps	2007	16,479	7,643	24,122	1,549,115	3.97x	390,000	Already Met
	2006	16,479	6,128	22,607	1,451,822
	Change	0	1,515	1,515	97,293

R. Phillips	2007	3,088	20,576	23,664	1,519,702	3.90x	390,000	Already Met
	2006	3,088	17,370	20,458	1,313,813
	Change	0	3,206	3,206	205,889

H.T. Richardson	2007	10,000	5,895	15,895	1,020,777	2.62x	390,000	Already Met
	2006	5,000	3,180	8,180	525,320
	Change	5,000	2,715	7,715	495,457

M.W. Wright	2007	1,000	24,554	25,554	1,641,078	4.21x	390,000	Already Met
	2006	1,000	21,242	22,242	1,428,381
	Change	0	3,312	3,312	212,697

TOTAL	2007	63,181	184,672	247,853	15,917,120
	2006	55,111	145,507	200,618	12,883,688
	Change	8,070	39,165	47,235	3,033,432

(a)	Total values determined by reference to the closing price of Shares on the TSX and DSUs owned by the directors on December 31, 2007 ($64.22) and December 31, 2006 ($61.40), and exclude Options.

(b)	Will retire from the board following the Meeting.

(c)	As of the date of the Circular, Mr. Manley exceeded the minimum shareholding requirement.

As at December 31, 2007, the total numbers of Shares and DSUs held by non-employee directors were 47,256 and 141,768, respectively. These Shares and DSUs had a combined total value of $12,139,122.

Directors’ Compensation

Philosophy

Directors who are also employees of CP do not receive any compensation for board or committee service.

The Comparator Group used to establish competitive pay practices for the directors continues to be a subset of Canadian autonomous companies with annual revenues between $2 billion and $10 billion. Cash compensation is targeted at the 50th percentile and stock-based compensation at the 75th percentile, resulting in a total direct compensation target between the 50th and 75th percentiles of the Comparator Group.

Following a review by the Governance and Nominating Committee in October 2007, it was decided not to increase the directors’ stock based compensation or compensation for 2007.

Directors’ compensation was last increased in 2006.

Fees

Directors receive an annual retainer for participating on the board and its committees. They also receive a fee for every meeting attended whether by telephone or in person. At times, meetings are scheduled over a two-day period. In these instances, directors receive a fee for each day.

Non-employee directors not resident in Canada are paid the same face amount of annual retainers and meeting fees in U.S. dollars. Directors are reimbursed for travel and out-of-pocket expenses related to the board and committee meetings.

The table below sets out the fee schedule for non-employee directors.

					Audit	Audit
	Board	Board	Committee	Committee	Committee	Committee
	Chair	Member	Chair(a)	Member	Chair(a)	Member
	($)	($)	($)	($)	($)	($)
Cash retainer(b)	175,000	30,000	5,000	3,500	10,000	7,000

DSUs	155,000	100,000	—	—	—	—

Meeting attendance fee(b)	(c )	1,500	1,500	1,500	1,500	1,500

(a)	Retainers are paid to Committee Chairs in addition to the Committee Member retainer.

(b)	Board and Committee members may elect to receive all or a portion of their cash compensation in DSUs.

(c)	The fees paid to the Chairman of the Board are all inclusive. He does not receive a per meeting fee.

Directors’ Deferred Share Unit Plan (DSU Plan)

Under the DSU Plan, the directors may elect annually to receive all or a portion of their annual cash retainer and committee and meeting fees in the form of DSUs. To participate in this aspect of the DSU Plan the director’s election must be received prior to the beginning of each calendar year. A DSU is a bookkeeping entry having the same value as one Share, but is not paid out in cash until the director leaves the board, thereby providing an ongoing equity stake in the Corporation throughout the director’s tenure. DSUs attract dividends in the form of additional DSUs at the same rate as dividends on Shares. After leaving the board, the director will receive a cash amount equal to the value of the DSUs held by such director, based on the market value of the Shares at that time, minus applicable withholding taxes.

In addition, the DSU Plan provides for all directors to receive 100% of their long-term compensation in the form of DSUs. Newly-appointed or elected directors receive an initial grant of $100,000 in DSUs upon joining the board. Directors receive an annual grant of $50,000 in DSUs following each Annual Meeting of Shareholders as part of their stock based compensation; directors also receive a quarterly grant of $12,500 in DSUs. The Chairman receives a quarterly grant of $26,250 in DSUs.

Only non-employee directors participate in the DSU Plan.

Total Compensation for 2007

The following table provides the total compensation received by non-employee directors in 2007. Some directors have elected to receive all or a portion of their cash compensation in DSUs.

	Fees
						% of Total
	Amount	Amount		Stock Based	Total	Compensation
	in DSUs	in cash	Total fees	Compensation	Compensation	taken
Name	($)	($)	($)	(DSUs)($)	($)	in DSUs

S.E. Bachand(a)	101,080	0	101,080	100,445	201,525	100

J.E. Cleghorn	87,500	87,500	175,000	155,000	330,000	74

T.W. Faithfull	39,912	39,911	79,823	107,480	187,303	79

K.T. Hoeg	52,909	0	52,909	132,005	184,914	100

J.P. Manley	88,268	0	88,268	100,000	188,268	100

L.J. Morgan	81,436	0	81,436	107,480	188,916	100

J.R. Nininger(b)	0	28,174	28,174	18,132	46,306	39

M. Paquin	44,134	44,134	88,268	100,000	188,268	77

M.E.J. Phelps	0	87,500	87,500	100,000	187,500	53

R. Phillips	105,000	0	105,000	100,000	205,000	100

H.T. Richardson	83,768	0	83,768	100,000	183,768	100

M.W. Wright	102,643	0	102,643	107,480	210,123	100

(a)	Will retire from the board following the Meeting.

(b)	Retired from the board May 11, 2007

The total compensation in respect of 2007, received by non-employee directors, was approximately $2,301,891. This amount includes the approximate dollar value of DSUs credited to the directors’ respective DSU accounts in 2007.

Directors’ Stock Option Plan (DSOP)

On July 21, 2003, the board of directors suspended all further grants of Options under the DSOP. The DSOP previously provided grants of Options to purchase 8,000 Shares to each newly-appointed or elected non-employee director. Non-employee directors also received annual grants of 4,000 Options on the third trading day of the TSX following each annual meeting of shareholders at which directors were elected. The exercise price for Options was set at the market value of Shares at the time of grant. Subject to applicable securities rules, Options granted under the DSOP may be exercised from time to time on and after the date of the grant for a period of 10 years. Outstanding Options granted prior to the suspension of the DSOP on July 21, 2003, remain in effect with no amendments. The maximum number of Shares approved for issuance under the DSOP is 500,000. As of December 31, 2007, there were 340,000 Options remaining in the pool.

The following table sets out information relative to current directors who were granted Options under the DSOP prior to its suspension on July 21, 2003.

							At Risk Value of
							In-The-Money
							Unexercised
	Grant of	Date of Grant					Options at
	Options	and Date of		Exercise	Total	Total	Fiscal Year-End
Name	(#)	Vesting	Expiry date	price ($)	Exercised	Unexercised	($)(a)

Stephen Bachand(b)	8,000	Oct. 17, 2001	Oct. 17, 2011	$27.62	0	8,000	292,800
	4,000	April 17, 2002	April 17, 2012	$33.60	0	4,000	122,480
	4,000	May 1, 2003	May 1, 2013	$32.82	0	4,000	125,600

John Cleghorn	8,000	Oct. 17, 2001	Oct. 17, 2011	$27.62	0	8,000	292,800
	4,000	April 17, 2002	April 17, 2012	$33.60	0	4,000	122,480
	4,000	May 1, 2003	May 1, 2013	$32.82	0	4,000	125,600

Madeleine Paquin	8,000	Oct. 17, 2001	Oct. 17, 2011	$27.62	0	8,000	292,800
	4,000	April 17, 2002	April 17, 2012	$33.60	0	4,000	122,480
	4,000	May 1, 2003	May 1, 2013	$32.82	0	4,000	125,600

Michael Phelps	8,000	Oct. 17, 2001	Oct. 17, 2011	$27.62	0	8,000	292,800
	4,000	April 17, 2002	April 17, 2012	$33.60	0	4,000	122,480
	4,000	May 1, 2003	May 1, 2013	$32.82	0	4,000	125,600

Roger Phillips	8,000	Oct. 17, 2001	Oct. 17, 2011	$27.62	0	8,000	292,800
	4,000	April 17, 2002	April 17, 2012	$33.60	0	4,000	122,480
	4,000	May 1, 2003	May 1, 2013	$32.82	0	4,000	125,600

Michael Wright	8,000	Oct. 17, 2001	Oct. 17, 2011	$27.62	0	8,000	292,800
	4,000	April 17, 2002	April 17, 2012	$33.60	0	4,000	122,480
	4,000	May 1, 2003	May 1, 2013	$32.82	0	4,000	125,600

(a)	The value of the unexercised in-the-money Options as at December 31, 2007, is the difference between their exercise price and the fair market value of the underlying Shares on December 31, 2007. The value of such underlying Shares on such date was $64.22.

(b)	Will retire from the board following the Meeting.

3.	APPOINTMENT OF AUDITORS

A resolution will be submitted to the Meeting appointing PricewaterhouseCoopers LLP as auditors of CPRL for a term expiring at the close of the 2009 annual meeting of shareholders. To be effective, the resolution must be approved by a majority of the votes cast by the shareholders voting in respect of the resolution. Representatives of PricewaterhouseCoopers LLP will be present at the Meeting with the opportunity to make a statement if they so desire and to respond to appropriate questions.

PricewaterhouseCoopers LLP has been the Corporation’s auditors since October 1, 2001.

Audit and Non-Audit Fees and Services — 2007 & 2006

Fees payable to PricewaterhouseCoopers LLP for the years ended December 31, 2007, and December 31, 2006, totaled $3,433,980 and $2,824,200, respectively, as detailed in the following table:

	Year ended	Year ended
	December 31, 2007	December 31, 2006

Audit Fees	$2,391,600	$2,118,000
Audit-Related Fees	$619,780	$438,900
Tax Fees	$422,600	$267,300
All Other Fees	$0	$0

TOTAL	$3,433,980	$2,824,200

The nature of the services provided by PricewaterhouseCoopers LLP under each of the categories indicated in the table is described below.

Audit Fees

Audit fees were for professional services rendered for the audit of CP’s annual financial statements and services provided in connection with statutory and regulatory filings or engagements, including the attestation engagement for the independent auditor’s report on management’s report on internal controls for financial reporting.

Audit-Related Fees

Audit-related fees were for attestation and related services reasonably related to the performance of the audit or review of the annual financial statements, but which are not reported under “Audit Fees” above. These services consisted of: the audit or review of financial statements of certain subsidiaries and of various pension and benefits plans of CP; special attestation services as may be required by various government entities; assistance with preparations for compliance with Section 404 of the SOA; due diligence services related to potential business acquisition targets; access fees for technical accounting database resources; and general advice and assistance related to accounting and/or disclosure matters with respect to new and proposed Canadian and U.S. Accounting Guidelines, securities regulations, and/or laws.

Tax Fees

Tax fees were for professional services related to tax compliance, tax planning and tax advice. These services consisted of: tax compliance including the review of tax returns; assistance with questions regarding corporate tax audits; tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax, and valued added tax); and access fees for taxation database resources.

All Other Fees

Fees disclosed under this category would be for products and services other than those described under “Audit Fees”, “Audit-Related Fees” and “Tax Fees”, above. In both 2007 and 2006, there were no services in the category.

4.	SHAREHOLDER RIGHTS PLAN

The Board of Directors of CPRL adopted the Shareholder Rights Plan on July 30, 2001, with effect as of October 1, 2001. The Shareholder Rights Plan was ratified, confirmed and approved by shareholders of the Corporation at the 2002 annual and special meeting of CPRL shareholders, and amended, restated and reconfirmed at the 2005 annual and special meeting of CPRL shareholders.

Amendment and Reconfirmation of Shareholder Rights Plan

In order for the Shareholder Rights Plan to continue in effect for a further three year period, shareholders of CPRL must reconfirm it at the Meeting. The Board of Directors of CPRL has determined that it is in the best interest of shareholders that the Shareholder Rights Plan be reconfirmed. The Board of Directors of CPRL has further determined that it is in the best interest of shareholders that the Shareholder Rights Plan be amended to reflect such reconfirmation, to remove an outdated statutory reference and to make certain other amendments to conform the Shareholder Rights Plan to plans currently in place for other senior Canadian public companies. Accordingly, shareholders will be asked at the Meeting to consider and, if thought appropriate, to pass a resolution approving the amendment and restatement and reconfirmation of the Shareholder Rights Plan. To be effective, the resolution must be approved by a majority of the votes cast by the shareholders voting in respect of the resolution.

Purpose of the Plan

The Shareholder Rights Plan is designed to provide CPRL with sufficient time to explore and develop alternatives for maximizing shareholder value in the event of a take-over bid and to provide every shareholder with an equal opportunity to participate in the bid.

Summary

The following is a summary of the principal terms of the Shareholder Rights Plan, which summary is qualified in its entirety by reference to the text of the Shareholder Rights Plan. A shareholder or any other interested party may obtain a copy of the Shareholder Rights Plan by contacting the Corporate Secretary, Canadian Pacific Railway Limited, Suite 920 Gulf Canada Square, 401 – 9th Avenue S.W., Calgary, AB T2P 4Z4; telephone (403) 319-7538, fax (403) 319-6770 or by accessing the Corporation’s publicly filed documents, including the Shareholder Rights Plan, on SEDAR at www.sedar.com.

Effective Date

The Shareholder Rights Plan took effect on October 1, 2001 (the “Effective Date”).

Term

The term is ten years from the Effective Date, subject to the Shareholders of CPRL reconfirming and approving the Shareholder Rights Plan by a majority vote at the meeting. If the Shareholder Rights Plan is not reconfirmed at the Meeting, the Shareholder Rights Plan will cease to have effect.

Issue of Rights

On the Effective Date, one right (a “Right”) was issued and attached to each Share outstanding of CPRL and attaches to each Share of CPRL subsequently issued.

Rights Exercise Privilege

The Rights will separate from the Shares and will be exercisable 10 trading days (the “Separation Time”) after a person has acquired, or commenced a take-over bid to acquire, 20% or more of the Shares, other than by an acquisition pursuant to a take-over bid permitted by the Shareholder Rights Plan (a “Permitted Bid”). The acquisition by any person (an “Acquiring Person”) of 20% of the Shares, other than by way of a Permitted Bid, is referred to as a “Flip-in Event”. Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Ten trading days after the occurrence of the Flip-in Event, each Right, (other than those held by an Acquiring Person), will permit the purchase by holders of Rights, other than an Acquiring Person, of Shares at a 50% discount to their market price.

The issue of the Rights is not initially dilutive. Upon a Flip-in Event occurring and the Rights separating from the Shares, reported earnings per share of CPRL on a fully diluted or non-diluted basis may be affected. Holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

Lock-Up Agreements

A bidder may enter into lock-up agreements with the shareholders of CPRL whereby such shareholders agree to tender their Shares to the take-over bid (the “Subject Bid”) without a Flip-in Event occurring. Any such agreement must permit the shareholder to withdraw the Shares to tender to another take-over bid or to support another transaction that exceeds the value of the Subject Bid by as much or more than a specified amount, which specified amount may not be greater than 7%. Further, any such agreement must provide that no “break up” fees or other penalties that exceed in the aggregate the greater of 2 1/2% of the offering price payable under the Subject Bid and 50% of the amount by which the offering price payable under another take-over bid or transaction exceeds the offering price the shareholder would have received under the Subject Bid, shall be payable by the locked-up shareholder.

Certificates and Transferability

Prior to the Separation Time, the Rights are evidenced by a legend imprinted on certificates for the Shares and are not transferable separately from the Shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates which will be transferable and traded separately from the Shares.

Permitted Bid Requirements

The requirements for a Permitted Bid include the following: (i) the take-over bid must be made by way of a take-over bid circular; (ii) the take-over bid must be made to all shareholders of CPRL; (iii) the take-over bid must be outstanding for a minimum period of 60 days, and Shares tendered pursuant to the take-over bid may not be taken up prior to the expiry of the 60-day period and only if at such time more than 50% of the Shares of CPRL held by shareholders, other than the bidder, its affiliates and persons acting jointly or in concert and certain other persons (the “Independent Shareholders”), have been tendered to the take-over bid and not withdrawn; and (iv) if more than 50% of the Shares held by Independent Shareholders are tendered to the take-over bid within the 60-day period, the bidder must make a public announcement of that fact, and the take-over bid must remain open for deposits of Shares for not less than 10 Business Days from the date of such public announcement.

The Shareholder Rights Plan allows for a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days.

It is proposed that the Shareholder Rights Plan be amended to provide that, if a Permitted Bid ceases to comply with the requirements of a Permitted Bid prior to the time it expires such Permitted Bid shall cease to be a Permitted Bid and any acquisition of Shares under it shall not be an acquisition made pursuant to a Permitted Bid.

Waiver

The Board of Directors, acting in good faith, may, prior to the occurrence of a Flip-in Event, waive the application of the Rights Plan to a particular Flip-in Event where the take-over bid (an “Exempt Acquisition”) is made by a take-over bid circular to all holders of Shares of CPRL. Where the Board of Directors exercises the waiver power for one take-over bid, the waiver will also apply to any other take-over bid for CPRL made by a take-over bid circular to all holders of Shares prior to the expiry of any other bid for which the Shareholder Rights Plan has been waived.

Redemption

The Board of Directors, with the approval of a majority of the votes cast by shareholders (or holders of Rights if the Separation Time has occurred) voting in person or by proxy at a meeting duly called for that purpose, may redeem the Rights at $0.000001 per Common Share. Rights will be deemed to have been redeemed by the Board of Directors following completion of a Permitted Bid, Competing Permitted Bid or Exempt Acquisition.

Amendment

The Board of Directors may amend the Shareholder Rights Plan with the approval of a majority of the votes cast by Independent Shareholders (or the holders of Rights if the Separation Time has occurred) voting in person and by proxy at a meeting duly called for that purpose. The Board of Directors without such approval may correct clerical or typographical errors and, subject to approval as noted above at the next meeting of the shareholders (or holders of Rights, as the case may be) may make amendments to the Rights Plan to maintain its validity due to changes in applicable legislation.

Board of Directors

The Shareholder Rights Plan will not detract from or lessen the duty of the Board of Directors to act honestly and in good faith with a view to the best interests of CPRL. The Board of Directors, when a Permitted Bid is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate.

Exemptions for Investment Advisors

Investment advisors (for fully managed accounts), trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds and administrators of registered pension plans acquiring greater than 20% of the Shares are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a take-over bid.

Proposed Amendments

The following is a summary of the proposed amendments to the Shareholder Rights Plan:

•	to amend the definition of “Permitted Bid” to provide that if a Permitted Bid ceases to comply with the requirements of a Permitted Bid prior to the time it expires, such Permitted Bid shall cease to be a Permitted Bid and any acquisition of Shares under it shall not be an acquisition made pursuant to a Permitted Bid;

•	to amend the definition of “Stock Acquisition Date” to remove an outdated statutory reference; and

•	to clarify that the failure to include a prescribed legend on certificate(s) representing rights beneficially owned by an Acquiring Person (or any affiliate or associate of an Acquiring Person or a person acting jointly or in concert with an Acquiring Person or an affiliate or associate of an Acquiring Person) or a transferee of Rights from such a person who became a transferee concurrently or subsequent to the Acquiring Person becoming such in a transfer that the Board of Directors has determined is part of a plan, arrangement or scheme of an Acquiring Person (or any affiliate or associate of an acquiring person or a person acting jointly or in concert with an Acquiring Person or an affiliate or associate of an Acquiring Person), shall not be determinative of whether any rights represented thereby are void.

The Board of Directors has determined that the proposed amendments and the restatement of the Shareholder Rights Plan are in the best interest of the Corporation and its shareholders. The Board of Directors unanimously recommends that shareholders vote in favour of the resolution.

BE IT RESOLVED AS A RESOLUTION OF THE SHAREHOLDERS THAT:

1.	The Shareholder Rights Plan dated as of July 31, 2001 and amended and restated as of February 19, 2002 and as of May 5, 2005 between Canadian Pacific Railway Limited and Computershare Trust Company of Canada, as rights agent, be amended and restated as described in the Management Proxy Circular of the Corporation dated February 19, 2008;

2.	The making on or prior to the date hereof of any revisions to the Shareholder Rights Plan as may be required by any stock exchange or by professional commentators on shareholder rights plans in order to give effect to the foregoing revisions or to conform the Shareholder Rights Plan to versions of shareholder rights plans then prevalent for public reporting issuers in Canada, as may be approved by any two of the Chairman of the Board, the Chief Executive Officer, the Chief Financial Officer, any Vice-President or a director, is hereby approved;

3.	The Shareholder Rights Plan, as amended and restated in accordance with paragraphs 1 and 2 above, is hereby reconfirmed and approved; and

4.	Any director or officer of the Corporation, is hereby authorized, for and on behalf of the Corporation, to execute and deliver such other documents and instruments and take such other actions as such director or officer may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents or instruments and taking of any such actions.

Under the Shareholder Rights Plan, the resolution requires the approval of a majority of the votes cast at the meeting by Independent Shareholders. In effect, all shareholders will be considered Independent Shareholders provided they are not, at the relevant time, an Acquiring Person or making a take-over bid for the Corporation. The Corporation is not aware of any shareholder who will be ineligible to vote on such resolution at the meeting.

5.	MANAGEMENT STOCK OPTION INCENTIVE PLAN (“MSOIP”)

The Management Stock Option Incentive Plan (“MSOIP”) is part of CP’s competitive total compensation program for its key employees, and is intended to align the incentives for key employees with the creation of shareholder value over the long term. Details of the MSOIP are set out at page 33 of this circular in the Report on Executive Compensation of the Compensation Committee.

At the Meeting shareholders will be asked to consider, and if deemed appropriate approve, a resolution: (i) approving new amendment provisions for the MSOIP; (ii) extending the term of Options expiring during a blackout period; (iii) reducing the term of Options on retirement of a participant in the MSOIP; and (iv) providing for immediate vesting of regular Options on the death of a participant in the MSOIP.

In 2006 the TSX issued a staff notice stating that it would no longer permit amendments without shareholder approval to security based compensation plans unless shareholders approve amendment procedures which specify the circumstances in which shareholder approval is required for amendments. The Board of Directors believes that it is in the best interests of CP that the MSOIP be amended to specify amendments that may be made to the MSOIP or options granted under the MSOIP (“Options”) by the Board of Directors, and to specify when shareholder approval is required for amendments. Under the proposed new amendment provisions shareholder approval is required for amendments which:

(i)	increase the maximum number of Shares reserved for issuance under the MSOIP;

(ii)	reduce the exercise price of Options to a price below the price applicable on the grant date of the Option, except for the purpose of maintaining Option value in connection with a conversion, change, reclassification, redivision, redesignation, subdivision or consolidation of Shares (or a reorganization, amalgamation, consolidation, merger, takeover bid or similar transaction involving CP);

(iii)	permit the grant of an Option in exchange for, or in connection with, the cancellation or surrender of an Option;

(iv)	extend the term of an Option beyond the expiry date determined at the time of the grant of the Option, except in the case of an extension due to the expiration of an Option during a blackout period;

(v)	permit the granting of an Option with a term in excess of ten years;

(vi)	permit non-employee directors of the Corporation or its subsidiaries to participate in the MSOIP;

(vii)	permit Options to be assigned other than to: (1) an Optionholder’s Family Trust, Personal Holding Corporation or Retirement Trust (or among such entities or from any of such entities to the Optionholder), (2) a legal representative of the Optionholder’s estate or a person who acquires the Optionholder’s rights under the Option by bequest or inheritance on death of the Optionholder, or (3) otherwise for normal purposes of the settlement of estates of Optionholders; or

(viii)	permit the grant of instruments other than Options or share appreciation rights, including without limitation deferred shares, restricted shares or performance shares.

The proposed new amendment provisions permit, upon receipt of any required regulatory approval but without shareholder approval (unless required by a regulatory body), amendments by the Board of Directors to the MSOIP including, but not limited to, amendments which are:

(i)	for the purpose of curing any ambiguity, error or omission in the MSOIP or to correct or supplement any provision of the MSOIP that is inconsistent with any other provision of the MSOIP;

(ii)	necessary to comply with applicable law or the requirements of any stock exchange on which the Optioned Shares are listed;

(iii)	respecting administration and eligibility for participation under the MSOIP;

(iv)	of a “housekeeping nature”; or

(v)	to the terms of any outstanding Option (including, without limitation, to cancel an Option or amend the date or dates on which an Option or a portion thereof vests and so becomes exercisable), provided that: (a) the Board would have had the authority to initially grant the Option under terms as so amended; and (b) the consent or deemed consent of the optionholder is obtained if the amendment would prejudice the rights of the optionholder under the Option.

Under CP’s Disclosure and Insider Trading Policy, certain employees are prevented from trading in the securities of CP during a blackout period imposed by CP. It is proposed that the MSOIP be amended to extend the term of Options which expire during a blackout period to a date 10 business days after the date on which the blackout period ends, provided that if a further blackout period is imposed prior to the end of such extension the Option term will be further extended at the end of the additional blackout period so that the number of days during which Optionholders are able to exercise the Options is extended for a total of 10 business days.

The MSOIP provides for the early expiry of Options in certain circumstances, and it is proposed the MSOIP be amended to provide for early expiry on retirement and early vesting upon the death of an optionholder consistent with restrictions on the term of Options that the Board of Directors has imposed. These proposed amendments provide that:

(i)	if an Optionholder retires upon attaining the mandatory or early retirement age established by the Corporation or a Subsidiary from time to time (“Retires”) and gives notice of retirement (the “Retirement Notice”) to the Corporation or a Subsidiary in accordance with policy established by the Corporation or a Subsidiary from time to time, then the Option will continue to become exercisable in accordance with its terms and will expire on the earlier of the date five (5) years after the Optionholder Retires, and the Option’s expiry date;

(ii)	if an Optionholder Retires without giving a Retirement Notice then only the portion of such Optionholder’s Options which are exercisable at the date of such Optionholder’s retirement may be exercised and any such exercise must be during the period ending on the earlier of 30 days after the date of Retirement and the Option’s expiry date, after which period the Option will expire; and

(iii)	if an Optionholder dies, the Option will vest immediately after the death of the Optionholder, any exercise of the Options must be effected by a legal representative of the Optionholder’s estate or by a person who acquires the Optionholder’s rights under the Option by bequest or inheritance, and any such exercise must be during the period ending on the earlier of 12 months after the death of the Optionholder and the Option’s expiry date, after which period the Option will expire. Options which may vest, or vest, for reasons other than the passage of time (including the achievement by the Corporation or the Optionholder of specified performance or other criteria) will continue to become exercisable in accordance with their terms after the death of the Optionholder (any exercise of the Options must be effected by a legal representative of the Optionholder’s estate or by a person who acquires the Optionholder’s rights under the Option by bequest or inheritance), and any such Option will expire on the earlier of 12 months after the death of the Optionholder and the Option’s expiry date.

The text of the resolution authorizing the amendment of the MSOIP as described above is set out below. To be effective the resolution must be passed by a majority of the votes cast by the shareholders voting in respect of the resolution.

The Board of Directors recommends a vote FOR the approval of the amendment of the MSOIP as described above.

BE IT RESOLVED AS A RESOLUTION OF THE SHAREHOLDERS THAT:

1.	effective at and after May 9, 2008, the MSOIP be amended in the manner described in this Circular; and

2.	any director or officer of the Corporation, is hereby authorized, for and on behalf of the Corporation, to execute and deliver such other documents and instruments and take such other actions as such director or officer may determine to be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents or instruments and taking of any such actions.

REPORTS OF COMMITTEES OF THE BOARD

REPORT OF THE AUDIT COMMITTEE

The Audit Committee is comprised of six directors, all of whom are independent. Its purpose is to fulfill applicable public company audit committee legal obligations and to assist the board in fulfilling its responsibilities in relation to the disclosure of financial statements and information derived from financial statements and in relation to risk management matters, including the review of the annual and interim financial statements of the Corporation, the integrity and quality of the Corporation’s financial reporting and systems of internal control and risk management, the Corporation’s compliance with legal and regulatory requirements, the qualifications, independence, engagement, compensation and performance of the Corporation’s external auditors, and the performance of the Corporation’s internal audit function.

The Audit Committee reviewed its Terms of Reference in 2007, and recommended to the board that minor changes be made to the Terms of Reference to remove the requirement that the Audit Committee consult with the Corporation’s external auditors with respect to making assessments and risk management policies, procedures and processes as it felt that it is not appropriate to engage the external auditor in such matters. The board approved these recommended changes. A copy of the revised Terms of Reference is attached to this Circular in Appendix 2.

Ms. K.T. Hoeg was appointed to the Audit Committee on May 11, 2007.

In addition to other matters dealt with in 2007 and in 2008 to the date hereof, the Audit Committee:

Financial Reporting

•	reviewed with management and the external and internal auditors prior to publication, the annual consolidated financial statements and notes thereto, the annual MD&A, the interim financial statements and notes thereto, the interim MD&A, and the Annual Information Form; and

•	reviewed a report on all critical accounting polices and practices to be used, and treatments of financial information within generally accepted accounting principles.

Internal Controls Over Financial Reporting

•	received reports on the Corporation’s internal control review process and reviewed prior to publication and filing with the SEC management’s annual report on internal controls over financial reporting;

•	received quarterly reports from the Corporation’s Disclosure Policy Committee with respect to management’s quarterly reviews of key internal controls over financial reporting and disclosure controls and procedures; and

•	reviewed with management and the internal and external auditors the adequacy of the internal controls and disclosure controls and procedures and reviewed reports thereon provided by the Disclosure Policy Committee.

External Auditors

•	reviewed and confirmed the independence of the Corporation’s external auditors, based on the external auditors’ disclosure of its relationships with the Corporation and its affiliates;

•	reviewed a report of the external auditors on the auditors’ internal quality controls;

•	reviewed the performance and qualifications of the external auditors and recommended their re-appointment for shareholder approval;

•	reviewed with management and the external auditors the scope and plans of the annual audit;

•	reviewed a report of the external auditors concerning the Corporation’s internal controls;

•	met privately with representatives of the external auditors to discuss audit matters, the relationship and communications between the external auditors and management, and other issues which the external auditors or the Audit Committee wished to discuss; and

•	reviewed and pre-approved the provision by the external auditors of certain non-audit services not prohibited by the SOA, approved a pre-approval policy for audit and non-audit services to be provided by the external auditors, and approved, from time to time, the provision of additional audit and non-audit services by the external auditors.

Internal Auditors

•	reviewed the annual work plan of the internal auditors;

•	reviewed and discussed with the board and management reports by the internal auditors on the audits performed, and monitored management’s responses to matters set forth therein;

•	reviewed and discussed with internal auditors and management a report on the Corporation’s anti-fraud program; and

•	met privately with the Chief Internal Auditor, from time to time, and prior to approving the annual and interim financial results press releases, financial statements, notes, MD&As and other financial reporting documents, to discuss relevant issues.

Finance, Treasury and Risk Management

•	reviewed and monitored the financing plan for 2007;

•	regularly reviewed the activities and plans of the Treasury Department; and

•	received reports on, and reviewed with management, matters relating to enterprise risk management, including insurance matters.

Throughout 2007, the Audit Committee met regularly with the external auditors, the Chief Internal Auditor, the CFO, the Vice-President and Comptroller, the Vice-President and Treasurer and other members of management.

The Audit Committee is satisfied that it has fulfilled all of its responsibilities under its Terms of Reference in 2007.

R. Phillips (Chair)
K.T. Hoeg
J.P. Manley
M. Paquin
H.T. Richardson
M.W. Wright

REPORT OF THE GOVERNANCE AND NOMINATING COMMITTEE

The Governance and Nominating Committee is comprised of five independent members of the board. It has overall responsibility for monitoring and assessing the functioning of the board and its committees, and for developing and implementing good corporate governance practices. In addition, the Governance and Nominating Committee identifies individuals qualified to become board members and recommends to the board the director nominees for the annual meetings of shareholders. It also has oversight responsibility in respect of major issues of public policy relevant to the business of the Corporation and its subsidiaries.

The Governance and Nominating Committee Terms of Reference were revised in 2008 to remove the Committee’s responsibility to establish the compensation of the CEO, which is now the responsibility of the independent directors of the board of directors. A copy of the Terms of Reference is attached to this Circular in Appendix 2.

In addition to other matters dealt with in 2007, and in 2008 to the date hereof, the Governance and Nominating Committee:

•	reviewed what competencies and skills the board and individual directors should possess, and the appropriate size of the board with a view to facilitating effective decision-making;

•	recommended to the board the nomination of directors;

•	recommended to the board the appointment of directors to the committees of the board;

•	reviewed the independence of each director and recommended approval by the board of criteria for director independence;

•	reviewed, approved and conducted surveys for the evaluation of the effectiveness of the board, its committees and each director, and the Chairman of the Board;

•	conducted an evaluation of the working relationship between the board and management;

•	reviewed the director compensation philosophy and compensation to be paid to non-employee directors and recommended to the board that the minimum shareholding requirement of non-management directors be amended by increasing it to three times the annual cash and DSU retainers;

•	approved, upon recommendation by the Compensation Committee, the compensation to be paid to Mr. F. J. Green as CEO in 2007;

•	recommended to the board that Mr. F. J. Green be appointed to the HSS&E Committee; and

•	reviewed and monitored matters relating to CP’s approach to corporate governance, in order to maintain the highest standards in that regard.

On May 11, 2007, the undernoted directors were appointed to the Governance and Nominating Committee. Prior thereto the Governance and Nominating Committee consisted of the entire board of directors except for Mr. F.J. Green.

The Governance and Nominating Committee is satisfied that it has fulfilled all of its responsibilities under its Terms of Reference in 2007.

J.E. Cleghorn (Chair)
S.E. Bachand
M.E.J. Phelps
R. Phillips
M. W. Wright

REPORT OF THE HEALTH, SAFETY, SECURITY AND ENVIRONMENT COMMITTEE

The HSS&E Committee is comprised of five directors, four of whom are independent. Its purpose is to review and evaluate with management the environmental, safety and security practices, policies and procedures of CP to ensure their effective implementation and compliance with applicable legislation, regulatory requirements and industry standards. The HSS&E Committee also reviews reports on, and monitors, specific environmental, health, safety and security issues and incidents, provides advice and direction to management thereon, and makes reports and recommendations to the board.

The HSS&E Committee reviewed its Terms of Reference in February 2008 and recommended to the board that its mandate be amended to more clearly state its oversight role. The board of directors approved the amendments. A copy of the revised Terms of Reference is attached to this Circular in Appendix 2.

Mr. F.J. Green, CEO of the Corporation became a non-independent member of the committee in October 2007. The committee will benefit greatly from Mr. Green’s interest and expertise in health, safety, security and environmental matters. Dr. J.R. Nininger retired and Ms. M. Paquin ceased to be a member of the HSS&E on May 11, 2007. Ms. K.T. Hoeg was appointed a member of the HSS&E on May 11, 2007.

In addition to other matters dealt with in 2007, the HSS&E Committee reviewed and provided guidance to management on:

•	all significant environmental matters relating to CP, including legal and regulatory issues;

•	the status of specific environmental issues, including corrective actions;

•	CP’s environmental audit program and preparedness in the event of environmental emergency;

•	CP’s overall environmental remediation plan and resources;

•	all significant safety matters relating to CP;

•	CP’s overall approach to safety issues;

•	CP’s record of personal injuries and other accidents during 2007;

•	specific personal injury incidents and fatalities; and

•	CP’s security program, including legal and regulatory issues.

The HSS&E Committee is satisfied that it has fulfilled all of its responsibilities under its Terms of Reference in 2007.

M.W. Wright (Chair)
T.W. Faithfull
F.J. Green
K.T. Hoeg
L.J. Morgan

REPORT OF THE PENSION COMMITTEE

The Pension Committee is comprised of five directors, all of whom are independent. Its purpose is to assist the board in overseeing the administration and governance of the pension plans of CPRC, in order to meet applicable legal and fiduciary obligations to plan members.

The Pension Committee reviewed its Terms of Reference in March of 2007 and recommended to the board that minor changes be made to the Terms of Reference to set out additional detail with respect to the Pension Committee’s responsibilities for reviewing the financial condition of the pension plans, and the management and administration of the pension plans. The board of directors approved these amendments. A copy of the Committee’s Terms of Reference is attached to this Circular in Appendix 2.

In addition to other matters dealt with in 2007, the Pension Committee:

•	reviewed and monitored the performance of the defined benefit and defined contribution pension funds;

•	regularly reviewed the financial status of, and funding issues related to, the defined benefit pension option;

•	reviewed a report of the defined benefit pension option investment policy and approved amendments to the policy;

•	reviewed a compliance report regarding compliance of employer contributions with funding policy and legislation and compliance by external investment and asset managers with respect to relevant policies, laws and regulations;

•	reviewed a governance report concerning compliance with pension regulatory requirements for the defined benefit pension plans for U.S. employees;

•	reviewed the pension plan audited financial statements;

•	reviewed a report on the actuarial valuation of the defined benefit pension plan; and

•	approved the appointment of the auditor of the pension plan.

The Pension Committee is satisfied that it has fulfilled all of its responsibilities under its Terms of Reference in 2007.

M.E.J. Phelps (Chair)
S.E. Bachand
J.P. Manley
R. Phillips
H.T. Richardson

REPORT OF THE COMPENSATION COMMITTEE

The Compensation Committee is comprised of five directors, all of whom are independent. On May 11, 2007, Dr. Nininger ceased to be a member of the Committee coincident with his retirement as a director and Ms. Paquin became a new member. The Committee’s purpose is to fulfill applicable public company compensation committee legal obligations and to discharge the board’s responsibilities relating to:

•	the appointment, compensation and reporting relationships of the Executive Officers;

•	the compensation philosophy of the Corporation;

•	the adoption and amendment of incentive compensation plans, equity based plans and retirement plans, subject to shareholder approval if required;

•	the establishment of performance objectives and the conduct of performance evaluations for certain Executive Officers;

•	CP’s organizational health; and

•	succession planning.

The Compensation Committee met three times in 2007. In addition to other matters dealt with in 2007, the Committee:

•	reviewed and made recommendations to the board for the appointment of, and compensation for, K.B. McQuade COO;

•	completed a full annual review of the CP’s talent management and senior officer succession planning process including a comprehensive review of executive talent pools, succession plans, departure risks and individual development plans for key senior leaders;

•	reviewed a detailed study of the CP’s organizational effectiveness, capability and health, including the results of a recent survey of all employees;

•	based on a market review, recommended to the board changes to short-term and long-term incentive plan target award levels for certain levels of management employees;

•	recommended amendments to the MSOIP;

•	recommended to the Governance and Nominating Committee the compensation to be paid in 2007 to the CEO and approved the 2008 performance objectives of the CEO;

•	recommended to the board the payout level under the Performance Incentive Plan for the 2006 plan year and the performance targets for the 2007 Performance Incentive Plan awards;

•	recommended to the board a grant of Options pursuant to the MSOIP, including setting the performance vesting targets for the performance Options;

•	reviewed and approved a recommendation to the board to amend CP’s pension plan to set the defined benefit option as the default option for newly hired non-union employees; and

•	at each of the three meetings, met independently without management present.

The Compensation Committee is satisfied that it has fulfilled all of its responsibilities under its Terms of Reference in 2007.

Composition of the Compensation Committee

S.E. Bachand (Chair)
T.W. Faithfull
L.J. Morgan
M. Paquin
M.E.J. Phelps

STATEMENT OF EXECUTIVE COMPENSATION

REPORT ON EXECUTIVE COMPENSATION

Executive Compensation Philosophy

CP’s executive compensation program supports the Corporation’s vision, mission and values, reinforces the corporate and business strategies, and promotes strong ownership levels. The executive compensation philosophy:

•	promotes the attraction, retention and motivation of talented executives in a challenging business environment;

•	focuses executives’ efforts on performance improvement;

•	recognizes individual contributions as well as overall business results; and

•	supports sustained shareholder value creation by aligning the interests and awards of executives with those of the Corporation’s shareholders.

Compensation Strategy

Total compensation for each Executive Officer, including those named in the Summary Compensation Table, is designed to be between the 50th and 75th percentiles of corresponding positions in the Comparator Group. This design is accomplished through targeting base salary and annual incentive compensation at the 50th percentile of the Comparator Group while positioning long-term compensation at the 75th percentile of the Comparator Group. Positions below the executive level target the 50th percentile of the Comparator Group for base salary, annual incentive compensation and long-term compensation.

The compensation of Executive Officers, including the Named Executive Officers, is evaluated and recommended by the Compensation Committee, to the independent directors of the board of directors in the case of the CEO, and to the board of directors in the case of all the other Executive Officers.

Executive Compensation Governance

CP has demonstrated its commitment to pay-for-performance and effective disclosure as evidenced through the following activities:

Enhanced Disclosure	CP continues to provide details on executive compensation that exceed the Canadian regulatory reporting requirements.

MSOIP
CP’s pay for performance philosophy is further enhanced by granting performance contingent Options to executives. Vesting of these Options is fully contingent on company performance targets being met or exceeded.

The plan explicitly prohibits the reduction in the exercise price of Options or SARs without shareholder approval after they have been granted.

Pay for Performance Linkages
The Compensation Committee has analyzed the CEO’s compensation arrangements to confirm that CEO total compensation is clearly differentiated depending on various company performance scenarios against the Corporation’s multi year plan.

A new table has been included regarding the cost of management ratio. This table discloses the total aggregate compensation for the NEOs at year end, expressed as a percentage of net income after tax.

Change in Control (CIC) Triggers
All change in control agreements now contain a “double trigger”, meaning that severance and benefits would become payable only if both:

  •  a change of control event occurs; and
  •  the individual’s employment is terminated without cause or the individual resigns for “good reason” as defined in the agreement.

Total Compensation Report	Each year, the Compensation Committee reviews detailed reports on the total annual compensation payable to the NEOs including the pension impact of any compensation changes.

Termination Values	Each year, the Compensation Committee reviews the compensation payable under the following termination scenarios for each NEO: change in control; termination without cause; voluntary termination; retirement; and death.

Ownership Guidelines	Executive Officers are subject to formal share ownership guidelines. Currently all of the Executive Officers are at or above their guidelines with the exception of one officer who was appointed in 2006.

DSU Hold Period	Executive Officers are required to hold DSUs acquired after December 31, 2004 for a minimum period of six months following cessation of employment.

Prohibit Monetization of Shares	CP adopted a policy that prohibits employees from forward selling Shares that may be delivered upon the future exercise of Options under MSOIP or otherwise monetizing Options granted under the MSOIP other than through exercising the Option or selling the Shares in a public venue.

Compensation Consultant

In discharging its mandate, the Compensation Committee has engaged Towers Perrin to provide expertise and advice on matters relating to executive compensation. This includes providing market compensation information, providing advice on appropriate comparator organizations, and current market practice and best practices with regard to incentive plan design. This information and advice is used by the Compensation Committee in connection with the development and oversight of compensation policies and programs. The decisions made by the Compensation Committee are the responsibility of the committee and may reflect factors and considerations other than the information and recommendations provided by Towers Perrin.

Towers Perrin also provides actuarial and other pension advice to the Corporation, as well as advice on its health and welfare programs. The committee has received from Towers Perrin formal assurance that the systems designed to ensure the executive compensation consultant’s independence continue to be in place and are effective. The Compensation Committee has a formal mandate that outlines Towers Perrin’s role and terms of reference as an independent advisor to the Compensation Committee. Important features include a clear reporting relationship of the consultant to the Compensation Committee and assurances that the executive compensation consultant has a reporting relationship and compensation determined separately from the other activities of Towers Perrin on behalf of CP.

During 2007, Towers Perrin earned $183,384 in fees for executive compensation services. This made up approximately 12% of the total fees of $1,534,926 paid for their overall consulting services to CP. Approximately 88% of these total fees relate to standard actuarial and benefit consulting activities relating to CP’s pension and other benefit plans.

Elements of Executive Compensation

The compensation package for Executive Officers is composed of three main elements: base salary and annual and long-term incentives. The percentage of each element varies in accordance with the level of the individual’s position in the organization and is regularly reviewed against competitive practice.

Compensation		Performance
Element	Form	Period	Determination
Base Salary	Cash	Annual	Salaries are linked to the 50th percentile of the Comparator Group and performance and experience of each executive.

Annual Incentive – Performance Incentive Plan	Cash	Annual	Target awards are based on executive level and actual payouts are based on the achievement of corporate targets and individual objectives.

	DSUs	Until Executive Officer terminates employment	Units are awarded to Executive Officers in lieu of cash annual incentive per prior election.

Long-Term Incentive – MSOIP	Regular Options	Up to 10 years	Regular Options are granted based on executive level, vesting 50% on the second anniversary of the grant and the remaining 50% on the third anniversary of the grant. Unexercised Options expire after 10 years.

	Performance- contingent Options	Up to 5 years, 3 months	Performance-contingent Options are granted based on executive level and vest only upon achievement of predefined operating goals. They are subject to 1 year minimum vesting and expire unvested if operating goals are not met during the term of the grant.

The overall compensation package has significant at-risk components. The following table shows the percentage breakdown of direct compensation:

		Short Term	Long-Term	Total Pay
	Base Salary	Incentives	Incentives	at Risk
Title	(%)	(%)	(%)	(%)
Chief Executive Officer	22	17	61	78

Chief Operating Officer	16	11	73	84

Chief Financial Officer	30	17	53	70

Senior Vice-President	37	17	46	63

Vice-President	46	17	37	54

1.	Base Salary

The Compensation Committee recommends to the board of directors of the Corporation, and in the case of the CEO, to the independent directors of the board of directors, the base salaries of the Executive Officers, following a review of market data. Actual individual salary levels are based on a number of factors, including the individual’s performance, responsibilities and experience, to ensure that the salaries reflect the contribution of each Executive Officer. In establishing the base salary for each Executive Officer, the Corporation targets the market median (50th percentile) paid to comparable executive officers of the Comparator Group. Executive Officer compensation levels are, on average, slightly below the 50th percentile of the Comparator Group.

2.	Annual Incentive Plan

The Corporation believes that variable incentive pay encourages employees to contribute to CP’s overall performance. To this end, CP’s Performance Incentive Plan provides an opportunity for participants (including all Executive Officers and non-unionized employees) to earn an annual cash award based on the achievement of corporate targets (the corporate component) and individual performance objectives (the individual component). Each year, key performance measures and targets are set by the board in respect of the corporate component. Performance measures relating to the individual component are set by individual employees (including all Executive Officers) with their managers, or in the case of the CEO, with the Compensation Committee (subsequently approved by the independent directors of the board of directors).

Awards under the plan are not paid if minimum performance targets are not met. If target performance levels are attained, the target award level is payable. If performance is exceptional, then an award in excess of the target may be approved by the board. The maximum bonus opportunity for exceptional CP financial performance and outstanding individual contribution is 200% of the target award level. The board has the authority to exercise discretion in adjusting plan payouts up or down from the defined formula.

Any award payable under the corporate component is subject to a specified threshold of corporate performance, which is also set annually by the board. Individual measures reflect the achievement of established individual performance objectives calibrated through CP’s performance management program. Any award payable under the individual component is also subject to a minimum level of corporate performance, which is set annually by the board.

The weighting of the corporate and individual components is dependent on an employee’s level in the organization. Weightings for the 2007 annual incentive plan are as follows:

	Target Award
	as a %	Corporate	Individual
	of base	Component	Component
Level	salary (%)	Weighting (%)	Weighting(%)
CEO	75	75	25

Other Named Executive Officers	45 – 65	75	25

Other Executive Officers	35 – 40	75	25

Senior Managers	20 – 25	60	40

Remaining Participants	5 – 15	50	50

Following a year-end assessment, the Compensation Committee reviews and recommends to the board approval of the individual awards for each of the Executive Officers, and the aggregate of all awards payable under the annual incentive plan.

For the 2007 plan year, the corporate component was based on a target of $1.216B in operating income. Based on CP’s 2007 results of $1.164B in operating income, adjusted to reflect budgeted assumptions as to the US dollar exchange rate and fuel prices, the board approved a payout of 84% of target award levels applicable to the corporate performance component.

The board also approved a payout on the individual performance component, the level of which varies depending on the individual’s performance as calibrated through CP’s performance management program. For the Named Executive Officers, the individual performance levels ranged from 85% to 120% of the individual component target.

3.	Long-Term Incentives

Management Stock Option Incentive Plan

CP awards grants of stock options through the Management Stock Option Incentive Plan (MSOIP) in order to focus management’s performance on key financial and shareholder metrics, align the interests of management with those of shareholders and encourage participation in the long-term growth and financial success of CP, thereby increasing shareholder value. The long-term nature of stock option grants also encourages executives to continue their employment in alignment with the objective of management retention.

CP also uses stock options to deliver long-term equity incentive compensation since they align well with CP’s pay for performance philosophy. Stock option holders gain only when shareholders do. Stock options, particularly those contingent on predefined performance metrics, have higher risk associated with the level of potential reward than other long-term incentive vehicles.

The Compensation Committee makes recommendations to the board of directors regarding grants of Options to Executive Officers. The number of Options granted is determined by dividing a targeted dollar amount, which is a percentage of the recipient’s salary, by the theoretical value of an Option. That value is determined by valuation models that estimate the discounted percentage value of the award’s future payout, applied to the closing price of Shares on the business day immediately before the grant date. Neither the amount, nor the terms, of previously granted Options are taken into consideration in determining the size of a new grant.

Under the terms of the MSOIP, the maximum number of Shares that may be reserved for issuance to insiders pursuant to Options is 10% of the number of Shares outstanding. The maximum number of Options which may be granted to insiders within a one year period is 10% of the number of Shares outstanding and to any one insider is 5% of the number of Shares outstanding. The maximum number of Options which may be granted to any one individual is 5% of the number of Shares outstanding at the time of the reservation.

Stock options are CP’s primary long-term incentive vehicle. Notwithstanding the limits noted above, the dilution level, measured by the number of Options available for issuance as a percentage of outstanding Shares continues to be capped at the discretion of the board, at 7%

The CEO, as well as the Chairman of the Board and the Chairman of the Compensation Committee, also have authority to grant Options to employees within certain defined parameters. For 2007, the Compensation Committee authorized a pool of 100,000 Options for issuance by the CEO under this authority from which he granted a total of 9,900 Options to 5 employees.

Participants in the MSOIP are granted a number of Options exercisable at the last closing market price of Shares on the TSX prior to the approval of the grant. The exercise price of Options or SARs may not be reduced without shareholder approval. The following table illustrates Options outstanding as of February 1, 2008:

	Number of	Percentage of
As at February 1, 2008	Options/Shares	Outstanding Shares
Options already granted and outstanding	6,795,058	4.4%

Options available To Grant	3,267,411	2.1%

Since the inception of the MSOIP in October 2001, a total of 15,078,642 Shares have been made available for issuance under MSOIP from which 5,016,173 Shares have been issued through the exercise of Options.

CP grants regular Options and performance Options. Regular Options expire ten years from the date of grant. Half of the regular Options become exercisable on the second anniversary of the grant and the balance on the third anniversary. Tandem SARs may be attached to half the regular Options granted. The vesting requirements and term of SARs are consistent with the regular Options to which they are attached. Grants of regular Options are designed to position long-term incentives at the 50th percentile of the Comparator Group. No financial assistance is provided to option holders to facilitate the purchase of Shares under the MSOIP.

Grants of performance Options are provided only to executives and are designed to provide additional incentive opportunity, increasing their target long-term incentive opportunity from the 50th to the 75th percentile of the Comparator Group. Performance-contingent Options expire five years and three months after the date of the grant. They become exercisable only upon CP’s achievement of specified operating ratio targets calculated based on certain assumptions regarding fuel prices and the US dollar exchange rate. There is a minimum one-year vesting requirement, even if the performance criteria have been achieved prior to that time. Should the performance criteria not be met during the term of the grant, performance-contingent Options expire without having vested.

For the 2007 grant, fifty percent of the 2007 performance-contingent Options will vest upon CP attaining an annual operating ratio of 74% prior to 2010 and the remaining fifty percent will vest upon CP attaining an annual operating ratio of 73%.

Based on 2007 operating ratio performance, 212,700 Options granted in 2006 have had vesting accelerated.

An Option will expire before its normal expiry date if (a) an option holder resigns from his or her employment, in which case the Option will expire in 30 days, (b) an option holder’s employment is terminated without cause, in which case the Option will expire in six months, (c) an option holder’s employment is terminated for cause, or an option holder resigns after being requested to do so as an alternative to being terminated for cause, in which case the Option will expire immediately. An Option will continue to vest and expire on its normal expiry date if an option holder’s employment ceases due to permanent disability or an option holder retires upon attaining the mandatory or early retirement age established by CPRC from time to time, except that an Option granted after August 2, 2006 will expire on the earlier of its normal expiry date or five years after the option holder retires. All regular Options vest immediately upon the death of an option holder.

Options may only be assigned to an option holder’s family trust, personal holding corporation or retirement trust, a legal representative of an option holder’s estate or a person who acquires the option holder’s rights by bequest or inheritance.

The board may amend the MSOIP, but no amendment may be made without required regulatory or shareholder approvals. No entitlements have been granted under the MSOIP which require ratification by shareholders.

At the Meeting, shareholders will be asked to consider, and if deemed appropriate approve, a resolution to amend the MSOIP, referenced on page 22 as follows:

(i)	approve new amendment provisions for the MSOIP since the Board of Directors believes that it is in the best interests of CP to formally specify amendments to the MSOIP that may be made by the Board of Directors, and to specify when shareholder approval is required for amendments;

(ii)	extend the term of Options expiring during a blackout period to a date 10 business days after the date on which the blackout period ends, provided that if a further blackout period is imposed prior to the end of such extension the Option term will be further extended at the end of the additional blackout period so that the number of days during which optionholders are able to exercise the Options is extended for a total of 10 business days; and

(iii)	reduce the term of Options on the retirement of a participant to five years and immediately vest regular Options upon the death of a participant in the MSOIP to be consistent with the Board of Director’s previous directions.

Share Ownership Guidelines

It is CP’s belief that stock ownership further aligns the interests of the management team with those of shareholders. CP encourages stock ownership and demonstrates this commitment by paying a significant portion of Executive Officer compensation through stock based compensation programs (DSUs, performance Options and regular Options).

CP has share ownership guidelines in place for each of its Executive Officers. The guidelines set a level of share ownership, expressed as a multiple of the Named Executive Officer’s current base salary, that the individual is required to hold as long as he or she is employed. Shares, DSUs, and RSUs are included in determining an Executive Officer’s ownership level. The following table sets out the holdings of the Named Executive Officers as at December 31, 2007 using the closing price of Shares on December 31, 2007, which was $64.22 per share:

	Minimum Ownership	Total Share Ownership
	Requirement as a	Value at December 31,
Named Executive Officer	Multiple of Salary	2007 ($)	Multiple of Salary
F.J. Green	4x	3,778,011	4.3x

K.B. McQuade	3x	1,241,792	2.8x	*

M.R. Lambert	2x	906,161	2.2x

M.M. Szel	1x	777,537	2.4x

B.M. Winter	1x	611,188	2.0x

* CP’s share ownership level is determined by the greater of acquisition cost and market value. Ms. McQuade’s acquisition cost was equal to her share ownership guideline of 3x salary.

As illustrated above, all Named Executive Officers have achieved their respective minimum levels of share ownership.

Each Executive Officer is expected to achieve the applicable minimum level of share ownership over a five-year period. Executive Officers promoted to a higher ownership level are expected to achieve the new level within five years from the date of the promotion. Currently all of the Executive Officers are at or above their share ownership guidelines with the exception of one officer who was appointed in 2006.

Executive DSU Plan

The Executive DSU Plan was developed to strengthen the alignment of interests between executives and shareholders.

Under the Executive DSU Plan, Executive Officers may elect to receive all or a portion of their annual incentive award in DSUs. The Executive Officer must elect to participate in this aspect of the Executive DSU Plan prior to the beginning of the calendar year for which the annual incentive award is paid. When the annual incentive award is determined, the amount elected is converted to DSUs, which have a value equal to the average market price of a Share for the ten trading days immediately prior to December 31st of the calendar year for which the award is paid.

To assist in the attainment of an Executive Officer’s share ownership guideline, during the first six months following the appointment of the Executive Officer or a change in their ownership level requirement, CP will contribute one DSU for each three Shares or DSUs acquired by the individual. For the next 54 months following that six-month period, CP will contribute one DSU for each four Shares or DSUs acquired by the Executive Officer. The matching DSUs will vest if the underlying Shares or DSUs are held for a three-year period. The CP match is capped at the minimum level required to meet the share ownership guidelines when combined with the Executive Officer’s contribution during the first six months of the appointment.

DSU participants may only redeem their DSUs after termination of employment or retirement. In addition, DSUs granted after December 31, 2004 may not be redeemed until at least 6 months following cessation of the participant’s employment. The value of the DSU at the time of payment will be based on the average market price of a Share for the ten trading days immediately preceding the payment date.

Employee Share Purchase Plan

All employees have an impact on CP’s success and share ownership enhances the linkage of employees’ interests with those of shareholders. The ESPP provides a mechanism for eligible CP employees to acquire Shares through payroll deductions.

Contributions by CP and by eligible employees are used to make purchases of Shares on the open market. CP will purchase and contribute one Share for each three Shares purchased on behalf of each eligible employee to a maximum of six percent of the employee’s salary. Employees may contribute to the ESPP to a maximum of ten percent of their base salary. In no case will Shares be issued from treasury pursuant to the ESPP. Shares contributed by CP will not vest in favour of the eligible employee until the end of the calendar quarter in which the underlying Shares purchased by the employee’s contribution have been held for a period of one year. Employees must remain participants of the ESPP at the time of vesting in order to receive the CP match.

As of December 31, 2007, approximately 62% of employees are participants in the ESPP.

CEO Compensation

The compensation of the CEO, Mr. F.J. Green, is also governed by the pay-for-performance philosophy of CP’s executive compensation program.

Annually, the Compensation Committee reviews the compensation paid to chief executive officers of the Comparator Group in order to assess the competitiveness of the CEO’s compensation. Based upon the recommendation of the Compensation Committee, the total compensation of the CEO is approved by the independent directors of the board of directors after careful assessment of his individual performance and personal contribution to CP’s performance. This assessment is based on a number of quantitative and qualitative factors including those described below under the section titled “Individual Component”. Performance objectives are set annually by the Compensation Committee.

Mr. Green is a participant in CP’s Performance Incentive Plan, MSOIP and ESPP. His base salary and annual incentive compensation are targeted at the 50th percentile of the Comparator Group, while the stock based compensation is targeted at the 75th percentile, Mr. Green’s compensation is positioned at these targeted percentiles bringing his total direct compensation to be between the 50th and 75th percentile of CEOs in the Comparator Group.

(a)	Base Salary

Effective April 1, 2007, Mr. Green’s annual salary was increased to $875,000 to reflect the market value of his role and his performance.

(b)	Annual Incentive Plan

Under the Performance Incentive Plan, Mr. Green’s target award level was 75% of base salary in 2007.

Corporate Component:  75% of Mr. Green’s target award level, equivalent to 56.25% of his base salary, was contingent upon corporate performance as measured by operating income, adjusted to reflect budgeted assumptions as to US dollar exchange rate and fuel prices. Based on CP’s 2007 operating income results of $1.164B compared to the target of $1.216B, the board approved a payout of 84% of target award levels applicable to the corporate component. Therefore, with respect to the corporate component, Mr. Green received $413,438 representing 47.25% of his base salary.

Individual Component:  25% of Mr. Green’s target award level was attributable to his individual performance against specific financial and non-financial objectives. The Governance and Nominating Committee assessed Mr. Green’s overall individual performance as set out in the table below as having more than achieved his targets. Therefore, upon recommendation from the Compensation Committee, the independent directors of the board of directors approved an award in respect of the individual component at 120% of his target award level and Mr. Green received $196,876 representing 22.5% of his base salary.

Assessment of CEO Individual Performance

Objective		Performance
Weighting	Objective	Against Targets
30%	Financial targets: including top-line revenue growth, operating ratio, free cash after dividends, delivering on commitments to capital markets, sustaining strong analyst and investor relationships and governance.	Achieved

30%	People/organization: including leading the evolution of CP to become the safest and most fluid railroad in North America, raising employee engagement, evolution of organization culture, senior succession and strengthening the senior leadership team.	Achieved

25%	Specified strategic initiatives.	Exceeded

15%	Service and operations: including safety, environment; customer engagement/relationship building; pursuit of strategic growth opportunities, and government advocacy initiatives.	Substantially Met

In summary, Mr. Green’s total award under the Performance Incentive Plan was $610,314 representing 69.75% of his base salary and 93% of his target bonus for 2007.

(c)	Management Stock Option Incentive Plan

Under MSOIP, Mr. Green was granted 96,200 regular Options and 102,600 performance-contingent Options on March 2, 2007, at an exercise price of $62.56, the market price immediately preceding the approval of the grant.

(d)	Relative Weightings

The relative weightings of the various components of the 2007 design of Mr. Green’s total compensation as CEO, based on his year-end target award levels under the Performance Incentive Plan and MSOIP, are set forth in the following table:

Percentage of Total
Compensation Component	Compensation
Base Salary	13%

Performance Incentive Plan	9%

MSOIP	34%

Benefits and Perquisites	1%

All Other Compensation (including pension service and compensation costs)	43%*

Total	100%

*	This percentage is unusually high since it reflects the increased pension costs associated with Mr. Green’s promotion to CEO and underlying salary and bonus increases.

The foregoing report has been made by the members of the Compensation Committee:

S.E. Bachand (Chair)
T.W. Faithfull
L.J. Morgan
M. Paquin
M.E.J. Phelps

SUMMARY COMPENSATION TABLE

The following disclosure of executive compensation provides information on the compensation of CP’s Named Executive Officers, being the CEO, the CFO and CP’s next three most highly compensated Executive Officers, during the year ended December 31, 2007.

		Annual Compensation			Long-term Compensation
					Awards			Payouts
					Securities
					Under
				Other	Options &	Restricted
				Annual	SARs	Shares or		LTIP	All Other
Name and		Salary	Bonus	Compensation	Granted	RSUs		Payouts	Compensation
Principal Position	Year	($)	($)	($)(f)	(#)(g)	($)		($)	($)(j)
F.J. Green(a)	2007	825,000	610,314	46,250	198,800	0		0	147,579
President and	2006	648,912	826,916	30,009	128,300	0		0	148,419
Chief Executive Officer	2005	497,917	581,288	19,875	64,100	0		0	112,944

M.R. Lambert(b)	2007	411,250	209,419	24,698	56,200	0		0	8,143
Executive Vice-President and	2006	84,849	50,000	837	20,000	600,000	(h)	0	201,680
Chief Financial Officer

K.B. McQuade(c)	2007	263,364	150,480	24,237	0	2,025,000	(i)	0	175,089
Executive Vice-President and
Chief Operating Officer

M.M. Szel(d)	2007	317,269	133,920	16,635	30,200	0		0	6,257
Senior Vice-President,	2006	301,769	212,800	14,004	29,600	0		0	5,950
Marketing and Sales	2005	287,876	214,600	12,128	33,400	0		0	5,700

B.M. Winter(e)	2007	302,500	117,529	14,379	27,800	0		0	5,990
Senior Vice-President,	2006	249,750	192,074	11,770	13,800	0		0	4,945
Operations	2005	221,000	144,393	10,666	20,700	0		0	4,376

Notes:

(a)	Mr. Green was appointed CEO on May 5, 2006.

(b)	Mr. Lambert was appointed CFO on October 16, 2006.

(c)	Ms. McQuade was appointed COO on June 1, 2007. Payments made in US currency were converted using average rate of exchange of 1.0748 for the year 2007.

(d)	Ms. Szel was appointed Senior Vice-President, Marketing and Sales on January 1, 2006.

(e)	Mr. Winter was appointed Senior Vice-President, Operations on August 1, 2006.

(f)	The value of perquisites and other personal benefits not greater than the lesser of $50,000 and 10% of the total annual salary and bonus for any Named Executive Officer are not included in this column. These values represent tax gross-ups and dividend equivalents accrued during each year in respect of DSUs awarded under the Executive DSU Plan and, in the case of Ms. McQuade, includes dividend equivalents accrued in respect to RSUs and PSUs.

(g)	Represents Options granted under the MSOIP. SARs are attached to 50% of the Options set out in the table with the exclusion of performance-contingent Options.

(h)	Mr. Lambert was granted 10,050 discretionary DSUs valued at $600,000 upon his hire date.

(i)	Ms. McQuade was granted 23,712 RSUs valued at $1,012,500 and 16,819 PSUs valued at $1,012,500 upon her hire date.

(j)	Represents the value of Shares purchased by CP pursuant to the matching provisions of the ESPP. It also includes the value of matching DSUs awarded under the Executive DSU Plan.

LONG-TERM INCENTIVE PLAN AWARDS IN THE LAST FINANCIAL YEAR

The following table shows information regarding an award made to a Named Executive Officer under an employment agreement during the financial year ended December 31, 2007.

				Estimated Future Payouts Under
				Non-Securities-Price-Based Plans
			Performance or Other
	Securities, Units or		Period Until
Name	Other Rights(#)		Maturation or Payout	Threshold(#)	Target(#)	Maximum(#)
K.B. McQuade	23,712	(a)	March 1, 2010	0	23,712	47,424

K.B. McQuade	16,819	(b)	May 31, 2010	16,819	16,819	16,819

a)	This award was made on June 1, 2007 based on a share price of $70.00. The number of PSUs paid out will be 0%, 100% or 200% of the grant if year end Operating Ratio targets are achieved at threshold, target and maximum performance. The value of the PSUs will be based on the 10-day average share price prior to the approval of financial results in the first quarter of 2010. Details of this plan can be found in the Employment Contracts section of this Circular.

b)	This award was made on June 1, 2007 based on a share price of $70.00. The value of RSUs paid out on May 31, 2010 will be based on the 10-day average share price prior to May 31, 2010.

Both RSUs and PSUs are eligible for dividend equivalents upon payment of a dividend on Shares of CP prior to the entitlement date and are allocated appropriately between RSUs and PSUs.

OPTIONS AND SAR GRANTS DURING 2007

The following table shows Options and SARs granted under MSOIP for each of the Named Executive Officers for the fiscal year ended December 31, 2007.

				Market Value of
		% of Total Options/		Securities Underlying
	Securities, Under	SARs Granted to	Exercise or Base	Options/SARs on the
	Options/SARs	Employees in	Price	Date of Grant	Expiration
Name	Granted(#)(a)	Fiscal Year	($/Security)	($/Security)	Date
F.J. Green	96,200	7.4	62.56	62.56	March 2, 2017
	102,600	7.9	62.56	62.56	June 2, 2012

M.R. Lambert	30,600	2.3	62.56	62.56	March 2, 2017
	25,600	2.0	62.56	62.56	June 2, 2012

K.B. McQuade	0	0	0	NA	NA

M.M. Szel	17,200	1.3	62.56	62.56	March 2, 2017
	13,000	1.0	62.56	62.56	June 2, 2012

B.M. Winter	15,900	1.2	62.56	62.56	March 2, 2017
	11,900	0.9	62.56	62.56	June 2, 2012

Notes:

(a)	Under the MSOIP, each Named Executive Officer was granted regular and performance-contingent Options to purchase Shares on March 2, 2007 at an exercise price of $62.56. SARs are attached to 50% of the regular Options, which expire March 2, 2017. Performance-contingent Options expire June 2, 2012. One half of regular Options and SARs granted become exercisable two years after the grant and the balance become exercisable three years after the grant. Performance-contingent Options will become exercisable upon the achievement by CP of specified performance targets. If the performance targets are not met then the Performance-contingent Options expire without ever having vested. There is a minimum one-year vesting limit, even if the performance targets have been achieved prior to the expiration of that time.

AGGREGATED OPTIONS AND SAR EXERCISES DURING 2007 AND YEAR-END OPTIONS AND SAR VALUES

The following table sets out information on the exercise by each of the Named Executive Officers of Options and SARs granted under the MSOIP for the fiscal year ended December 31, 2007, and the Options and SARs values at December 31, 2007.

					Value of Unexercised
			Unexercised Options & SARs		In-The-Money Options & SARs
	Securities Acquired	Aggregate Value	at Fiscal Year-End		at Fiscal Year-End
	on Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Name	(#)	($)	(#)(a)(b)		($)(c)
F.J. Green	14,600	666,895	159,450	313,550	3,900,547	1,305,324

M.R. Lambert	0	0	0	76,200	0	108,692

K.B. McQuade	0	0	0	0	0	0

M.M. Szel	12,820	585,316	106,755	63,350	3,276,918	414,163

B.M. Winter	19,100	693,992	39,200	43,700	1,031,482	227,284

Notes:

(a)	SARs are attached to 50% of the number of Options set out in the table, with the exclusion of performance-accelerated and performance-contingent Options granted under the MSOIP.

(b)	One half of regular Options and SARs granted become exercisable two years after the grant, and the balance become exercisable three years after the grant. Performance-accelerated Options become exercisable on the fourth anniversary of the grant, or earlier upon the achievement by CP of specified performance criteria. Performance-contingent Options only become exercisable upon the achievement by CP of specified performance targets. There is a minimum one-year vesting limit, even if the performance targets have been achieved prior to the expiration of that time.

(c)	The value of unexercised in-the-money Options at December 31, 2007, is the difference between their exercise price and the fair market value of the underlying Shares on December 31, 2007. The value of such underlying Shares on such date was $64.22. These Options have not been, and may never be, exercised, and actual gains, if any, on exercise will depend on the value of the Shares on the date of exercise.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table shows, as of December 31, 2007, compensation plans under which equity securities of the Corporation are authorized for issuance upon the exercise of Options outstanding under the MSOIP and the DSOP. The table also shows the number of Shares remaining available for issuance and includes 340,000 Shares under the DSOP although grants under this plan are currently suspended.

			Number of securities available
	Number of securities to be	Weighted-average exercise	for future issuance under
	issued upon exercise of	price of outstanding	equity compensation plans
	outstanding Options,	Options, warrants and	(excluding securities reflected
	warrants and rights	rights	in column (a))
Plan Category	(a) (#)	(b) ($)	(c) (#)
Equity compensation plans approved by security holders	6,981,108	43.94	3,602,761

Equity compensation plans not approved by security holders	0	0	0

Total	6,981,108	43.94	3,602,761

The material features of the equity compensation plans referred to in the above table are described in Note 21 to the Corporation’s audited consolidated financial statements for the year ended December 31, 2007, and elsewhere in this Circular.

PENSION PLANS

As at December 31, 2007, CP maintained a contributory defined benefit pension plan pursuant to which pensions are paid to eligible officers and employees of CP at retirement. Under the Basic Pension Plan, the amount of an individual’s pension is based on 2% of the average of the best five consecutive years or final 60 months of pensionable earnings multiplied by credited years of service up to a maximum of 35, inclusive of pensions under the Canada Pension Plan or Quebec Pension Plan. The normal retirement age under the Basic Pension Plan is 65. The pension is payable for the lifetime of the former Basic Pension Plan member and continues to the surviving spouse at rates set forth in the Basic Pension Plan. A portion of the pension is indexed at 50% of the change in the Consumer Price Index to a maximum of 3%. Under the Basic Pension Plan, the pension benefit is limited to the maximum amount prescribed under the Income Tax Act.

CP also maintained a non-contributory Supplemental Pension Plan in which Executive Officers participate. The Supplemental Pension Plan provides pension benefits in excess of the maximum permitted under the Basic Pension Plan. Annual incentive plan awards approved by the Compensation Committee are included in the calculation of pensionable earnings (the best five-year average of such awards is limited to the individual’s target level at retirement). Members of the Basic Pension Plan and the Supplemental Pension Plan can retire with an unreduced pension when their age plus credited service equals 85 years, with a minimum age of 55, subject to employer consent. Members of the Supplemental Pension Plan may also retire with an unreduced pension at age 60. The Supplemental Pension Plan also provides additional benefits for executives who are hired in mid-career, subject to a five year vesting period.

A defined contribution (“DC”) pension option was introduced in both the Basic Pension Plan and Supplemental Pension Plan effective January 1, 2001. Non-unionized employees were given the opportunity at that time to participate in the DC pension option and to convert past service defined benefit entitlements as an initial deposit to their DC account. All newly hired non-unionized employees have the option to participate in either the defined benefit or DC pension option.

The following table shows the aggregate annual retirement benefits payable under the Basic Plan and the Supplemental Plan upon retirement at age 65, based upon the defined benefit pension provisions in effect during 2007 (exclusive of the amounts paid under the Canada Pension Plan or Quebec Pension Plan).

ANNUAL PENSION PAYABLE UPON RETIREMENT AT NORMAL RETIREMENT AGE(1)
	Years of Service(2)
Remuneration
Including
bonus	15	20	25	30	35
$300,000	$139,779	$154,040	$163,525	$171,293	$199,842

400,000	189,827	208,841	221,489	231,293	269,842

500,000	239,875	263,643	279,452	291,293	339,842

600,000	293,775	320,456	338,204	351,293	409,842

700,000	344,465	375,593	396,299	411,293	479,842

800,000	399,669	433,088	455,317	471,293	549,842

900,000	450,923	488,520	513,528	531,293	619,842

1,000,000	507,175	546,562	572,761	591,293	689,842

1,200,000	610,683	657,947	689,386	711,293	829,842

1,400,000	714,191	769,333	806,011	831,293	969,842

1,600,000	817,699	880,718	922,636	951,293	1,109,842

1,800,000	921,207	992,103	1,039,261	1,071,293	1,249,842

2,000,000	1,024,715	1,103,489	1,155,886	1,191,293	1,389,842

(1)	The pension amounts shown for Years of Service of 15, 20 and 25 include the pension in respect of any deemed credited service for executives who were hired in mid-career.

(2)	Excludes any deemed credited service.

Additional Pension Benefit Disclosure

Additional disclosure with respect to the pension benefits for the Named Executive Officers is provided in the following table. The amounts disclosed are estimates only and are subject to change over time. The 2007 current service cost and the accrued obligation at December 31, 2007 have been calculated using the same assumptions as those used to calculate the Corporation’s 2007 current service cost and December 31, 2007 benefit obligation, respectively, for pensions as summarized in the Pensions and Other Benefits note to the Corporation’s December 31, 2007 consolidated financial statements.

	Accrued	2007 Pension	2007 Pension	Accrued
	Obligation at	Costs relating to	Costs of Non	Obligation at	Years of		Projected Annual
	December 31,	Compensatory	Compensatory	December 31,	Credited Service		Benefit Payable at
Named	2006	Changes(a)	Changes(b)	2007	at December 31,	Years of Credited	Age 65(d)
Executive Officer	($)	($)	($)	($)	2007	Service at Age 65	($)
F.J. Green	7,985,000	2,894,000	105,000	10,984,000	29.58	35.00	1,060,000

M.R. Lambert	41,000	263,000	10,000	314,000	1.17	30.00 (c)	121,000

K.B. McQuade(e)	0	132,000	3,000	135,000	0.58	NA	NA

M.M. Szel	3,093,000	287,000	89,000	3,469,000	29.50	35.00	313,000

B.M. Winter	2,712,000	416,000	60,000	3,188,000	29.67	35.00	303,000

(a)	Includes the 2007 employer service cost plus changes in compensation in excess of the actuarial assumptions.

(b)	Impact of all other changes including interest on prior year’s obligation plus changes in discount rate used to measure the obligations, changes in other assumptions and experience gains or losses other than compensation related gains or losses.

(c)	Includes 16.17 years of deemed credited service for Mr. Lambert.

(d)	Assumes no increase in base salary; assumes average bonus included in pensionable earnings is based on the lesser of target bonus and the average of the best five years’ bonuses to date. In Mr. Lambert’s case, given his short service, his average bonus is much less than his target bonus.

(e)	This member is employed under a fixed term contract that terminates prior to her reaching age 65. The figures for this executive reflect the unique nature of her employment contract.

EMPLOYMENT CONTRACTS AND CHANGE OF CONTROL AGREEMENTS

Employment Contracts

Similar to other CP management employees, Mr. Green, Ms. Szel, and Mr. Winter are employed at will by the Corporation and do not have employment agreements. In the event of termination without cause, they would be subject to CP’s severance policy governing severance payable for involuntary terminations of management employees. In Mr. Lambert’s case, in the event of termination without cause, Mr. Lambert would be eligible to a severance payment of eighteen months’ of annual base salary.

Effective June 1, 2007, Ms. McQuade was appointed COO of CP. On that date, the Corporation entered into an employment agreement with Ms. McQuade which provided for the terms of her employment until May 31, 2010. In recognition of her joining CP, Ms. McQuade was granted 16,819 RSUs that time vest on May 31, 2010, and 23,712 PSUs. The PSUs will become payable in the first quarter of 2010 based upon the following operating ratio targets, which are based on certain assumptions regarding fuel prices and the US dollar exchange rate being achieved.

Percentage Earned	Annual Operating Ratio
0%	Greater than or equal to 74%
100%	Between 74% and 73%
200%	Less than or equal to 73%

Both the RSUs and PSUs are eligible for dividend equivalents.

In the event Ms. McQuade’s employment ceases as a result of disability, death or by termination without cause prior to May 31, 2010, Ms. McQuade or her estate will receive a pro-rated value of her PSU and RSU award. If Ms. McQuade’s employment ceases as a result of resignation or termination for cause prior to May 31, 2010, all PSUs and RSUs will be forfeited. In the event of a change in control that also causes Ms. McQuade’s employment to be terminated without cause, then all units will vest as of the date of termination.

Ms. McQuade’s employment agreement may be renewed for subsequent terms upon the mutual agreement of CP and Ms. McQuade. The agreement may be terminated earlier as follows:

(a)	by Ms. McQuade, at any time, for any reason, on the provision of 1 month’s written notice to CP. CP may waive notice, in whole or in part.

(b)	by CP for any reason on giving Ms. McQuade 6 months’ advance notice in writing or on paying her the equivalent termination pay in lieu of notice.

(c)	by CP without any notice or pay in lieu thereof, for cause.

Ms. McQuade is also eligible to participate in the CP’s other compensation and benefit plans available to Executive Officers, including the Performance Incentive Plan, MSOIP, Executive DSU Plan and perquisites and other group benefits available to all employees. She is also subject to share ownership guidelines of three times salary. The agreement also includes non-competition and non-solicitation restrictions following the termination of her employment, however caused.

Ms. McQuade’s employment agreement entitles her to supplemental retirement benefits which equal the incremental benefits that would have been provided under the retirement plan of the Norfolk Southern Corporation and participating subsidiary companies and the supplemental benefit plan of Norfolk Southern Corporation and participating subsidiary companies in effect at the time of her departure from Norfolk Southern, had she continued participation in those plans during her employment at CP.

Under the agreement, Ms. McQuade is also eligible for special tax equalization payments in respect of her employment income to compensate for higher tax liabilities in Canada, if any, compared to those applicable in the United States.

Change of Control Agreements

If a change in control of CP occurs, each Named Executive Officer is entitled to receive, pursuant to the terms of their Change of Control agreements, certain severance benefits. The terms of Change of Control Agreements were updated in 2006 to decrease the protection period, defined as the period following a change in control in which the severance benefits may be triggered, from three years to two. The shorter protection period applies to any new Change of Control agreements executed; thus, Mr. Lambert’s and Ms. McQuade’s agreements reflect this change. For each Named Executive Officer including the CEO, severance benefits are triggered if, within the protection period following the change in control, the individual’s employment is terminated other than for cause, disability, retirement or death, or by the individual for certain defined reasons such as a change in responsibilities or a reduction in salary or benefits.

Each Named Executive Officer will receive a lump sum severance payment equal to the base salary that such Named Executive Officer would have earned through the end of the applicable severance period (36 months for the CEO and 24 months for the other Named Executive Officers). Each change of control severance agreement also provides that the Named Executive Officer is entitled to certain benefits, including payments under CP’s compensation plans and the continuation of certain benefits for the duration of the severance period.

SUPPLEMENTAL DISCLOSURE: TOTAL COMPENSATION SUMMARY FOR THE NAMED EXECUTIVE OFFICERS

While some of the information in the following tables appears on previous pages in the required or suggested disclosure format, information with respect to the compensation of the Named Executive Officers has been consolidated in order to provide greater disclosure and clarity for shareholders.

F.J. Green(a)
CEO

	2007	2006	2005
	($)	($)	($)
Cash
Base salary	825,000	648,912	497,917
Cash bonus	610,314	826,916	581,288

Total Cash	1,435,314	1,475,828	1,079,205

Equity
Options(b)	2,407,184	1,538,473	690,251
DSUs(c)	131,244	135,571	103,085

Total Equity	2,538,428	1,674,044	793,336

Total Direct Compensation	3,973,742	3,149,872	1,872,541

Other Annual Compensation(d)	62,585	42,857	29,734

Pension Service and Compensation Cost(e)	2,894,000	1,482,000	1,846,000

Total	6,930,327	4,674,729	3,748,275

Notes

(a)	Mr. Green was appointed CEO on May 5, 2006.

(b)	For each of the years, the amount represents the expected future value, at the time of the grant, of the Options granted. Details of the 2007 grants can be found in the “Options and SARs Granted During 2007” section of the Circular.

(c)	Represents the value of matching DSUs granted when Mr. Green converted his Performance Incentive Plan award to DSUs to assist in reaching his ownership guideline.

(d)	Represents the value of employer contribution under the ESPP, DSU dividend equivalents and tax gross-ups.

(e)	Represents the value of the projected pension expense for the year of service credited and any other compensation-related costs including the impact of differences between the actual compensation paid in the year and the actuarial assumptions used for the year.

For consistency, this value is determined using the same actuarial assumptions as for determining the year-end pension plan liabilities disclosed in the financial statements, in accordance with Canadian generally accepted accounting principles.

M.R. Lambert(a)
CFO

	2007	2006		2005
	($)	($)		($)
Cash
Base salary	411,250	400,000	(b)	0
Cash bonus	209,419	50,000		0

Total Cash	620,669	450,000		0

Equity				0
Options(c)	699,671	304,560		0
DSUs(d)	0	800,000

Total Equity	699,671	1,104,560		0

Total Direct Compensation	1,320,340	1,554,560		0

Other Annual Compensation(e)	32,841	2,517		0

Pension Service and Compensation Cost(f)	263,000	42,000		0

Total	1,616,181	1,599,077		0

Notes

(a)	Mr. Lambert was appointed CFO on October 16, 2006.

(b)	For comparison purposes this represents the annualized salary had Mr. Lambert been employed for a full year.

(c)	For each of the years, the amount represents the expected future value, at the time of the grant, of the Options granted. Details of the 2007 grants can be found in the “Options and SARs Granted During 2007” section of the Circular.

(d)	Represents the value of discretionary and corresponding matching DSUs granted upon hire.

(e)	Represents the value of employer contribution under the ESPP, DSU dividend equivalents and tax gross-ups.

(f)	Represents the value of the projected pension expense for the year of service credited and any other compensation-related costs including the impact of differences between the actual compensation paid in the year and the actuarial assumptions used for the year.

For consistency, this value is determined using the same actuarial assumptions as for determining the year-end pension plan liabilities disclosed in the financial statements, in accordance with Canadian generally accepted accounting principles.

K.B. McQuade(a)
COO

	2007		2006	2005
	($)		($)	($)
Cash
Base salary	450,000	(b)	0	0
Cash bonus	150,480		0	0

Total Cash	600,480		0	0

Equity
DSUs(c)	175,089		0	0
RSUs(d)	1,012,500		0	0
PSUs(e)	1,012,500		0	0

Total Equity	2,200,089		0	0

Total Direct Compensation	2,800,569		0	0

Other Annual Compensation(f)	24,327		0	0

Pension Service and Compensation Cost(g)	132,000		0	0

Total	2,956,896		0	0

Notes

(a)	Ms. McQuade was appointed COO on June 1, 2007.

(b)	For comparison purposes this represents the annualized salary had Ms. McQuade been employed for a full year.

(c)	Represents the value of matching DSUs granted upon hire.

(d)	Represents the value of RSUs granted upon hire.

(e)	Represents the value of PSUs granted upon hire.

(f)	Represents the value of DSU, PSU and RSU dividend equivalents and tax gross-ups.

(g)	Represents the value of the projected pension expense for the year of service credited and any other compensation-related costs including the impact of differences between the actual compensation paid in the year and the actuarial assumptions used for the year.

For consistency, this value is determined using the same actuarial assumptions as for determining the year-end pension plan liabilities disclosed in the financial statements, in accordance with Canadian generally accepted accounting principles.

M.M. Szel(a)
Sr. VP Marketing & Sales

	2007	2006	2005
	($)	($)	($)
Cash
Base salary	317,269	301,769	287,876
Cash bonus	133,920	212,800	214,600

Total Cash	451,189	514,569	502,476

Equity
Options(b)	380,240	362,241	362,219

Total Equity	380,240	362,241	362,219

Total Direct Compensation	831,429	876,810	864,695

Other Annual Compensation(c)	22,892	19,954	17,828

Pension Service and Compensation Cost(d)	287,000	123,000	349,000

Total	1,141,321	1,019,764	1,231,523

Notes

(a)	Ms. Szel was appointed Sr. VP Marketing & Sales on January 1, 2006.

(b)	For each of the years, the amount represents the expected future value, at the time of the grant, of the Options granted. Details of the 2007 grants can be found in the “Options and SARs Granted During 2007” section of the Circular.

(c)	Represents the employer contribution under the ESPP, DSU dividend equivalents and tax gross-ups.

(d)	Represents the value of the projected pension expense for the year of service credited and any other compensation-related costs including the impact of differences between the actual compensation paid in the year and the actuarial assumptions used for the year.

For consistency, this value is determined using the same actuarial assumptions as for determining the year-end pension plan liabilities disclosed in the financial statements, in accordance with Canadian generally accepted accounting principles.

B.M. Winter(a)
Sr. VP Operations

	2007	2006	2005
	($)	($)	($)
Cash
Base salary	302,500	249,750	221,000
Cash bonus	117,529	192,074	114,393

Total Cash	420,029	441,824	335,393

Equity
Options(b)	350,399	168,080	215,338

Total Equity	350,399	168,080	215,338

Total Direct Compensation	770,428	609,904	550,731

Other Annual Compensation(c)	20,369	16,715	15,042

Pension Service and Compensation Cost(d)	416,000	718,000	152,000

Total	1,206,797	1,344,619	717,773

Notes

(a)	Mr. Winter was appointed Sr. VP Operations August 1, 2006.

(b)	For each of the years, the amount represents the expected future value, at the time of the grant, of the Options granted. Details of the 2007 grants can be found in the “Options and SARs Granted During 2007” section of the Circular.

(c)	Represents the employer contribution under the ESPP, DSU dividend equivalents and tax gross-ups.

(d)	Represents value of the projected pension expense for the year of service credited and any other compensation-related costs including the impact of differences between the actual compensation paid in the year and the actuarial assumptions used for the year.

For consistency, this value is determined using the same actuarial assumptions as for determining the year-end pension plan liabilities disclosed in the financial statements, in accordance with Canadian generally accepted accounting principles.

PERFORMANCE GRAPH

The following performance graph illustrates the cumulative total shareholder return on CPRL Shares (assuming reinvestment of dividends) compared with the cumulative total return of the S&P/TSX Composite Index from the period beginning December 31, 2002 to the period ending December 31, 2007.

	Dec 2002	Dec 2003	Dec 2004	Dec 2005	Dec 2006	Dec 2007
CPRL	100.00	118.76	135.50	162.63	207.49	219.71
S&P/TSX Composite Index	100.00	126.72	145.07	180.08	211.16	231.92

COST OF MANAGEMENT RATIO

In an ongoing commitment to open and transparent disclosure that will be of value to shareholders the following table shows the total aggregate compensation for those individuals identified as active Named Executive Officers at year end in the Circular issued in the year following each of the last three fiscal years noted below, expressed as a percentage of net income after tax. The total aggregate compensation is the sum of the total annual compensation value as reported in the Supplemental Disclosure: Total Compensation Summary section.

	2007	2006	2005
Total aggregate NEO compensation ($millions)(a)	13.9	9.7	13.6
Net income ($millions)(b)	946.2	796.3	543.0
As a percentage of net income	1.5	1.2	2.5

a)	Named Executive Officers by year include:
2007 — Mr. Green, Mr. Lambert, Ms. McQuade, Ms. Szel, Mr. Winter
2006 — Mr. Green, Mr. Lambert, Mr. Foot, Ms. Szel, Mr. Winter
2005 — Mr. Ritchie, Mr. Waites, Mr. Green, Mr. Foot, Ms. Szel

b)	Net income as reported in the 2007 Annual Report

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at December 31, 2007, there was no indebtedness outstanding by, or any guarantees, support agreements, letters of credit or other similar arrangements provided by CP to, any of the directors or Executive Officers or any of their associates.

ADDITIONAL ITEMS

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

CPRL carries on its own behalf, and on behalf of its subsidiaries, a Directors’ and Officers’ liability insurance policy. This policy has an annual aggregate coverage limit of US $125,000,000. This coverage is subject to a zero deductible for directors and officers (applicable when CP is not legally permitted to or cannot indemnify the directors or officers), and a corporate deductible for company reimbursement of either US $500,000, US $1,000,000 or US $2,500,000 in cases where a director or officer is reimbursed by CP or a subsidiary for any loss covered by the policy. The corporate reimbursement deductibles are structured such that a US $1,000,000 deductible applies with respect to losses arising out of Canadian securities claims, oppressive conduct claims and Canadian pollution claims; while the US $2,500,000 deductible applies to US securities claims. A US $500,000 deductible will apply to losses not previously mentioned. The total premium paid for the 2007 directors’ and officers’ policy program was US $1,225,476. The aggregate amount of the premiums to be paid by the directors and officers of CP in respect of the 2007 year was approximately $100 and $242, respectively.

CORPORATE GOVERNANCE

The Corporation’s board of directors and management believe that good corporate governance practices are essential to the effective management of CP and to the protection of its investors, employees and other stakeholders. The board is dedicated to maintaining the highest standards of corporate governance and to nurturing a culture of good business ethics and corporate governance throughout the organization. CP’s philosophy is that effective governance involves more than policies, procedures and protocols; it must be ingrained in the everyday business practices of all those who work for CP.

The Governance Guidelines set out the governance standards and requirements, applicable in Canada. In addition to the Governance Guidelines, CP, as a foreign private issuer in the United States with securities listed on the NYSE, is also governed by the NYSE Standards.

As developments in corporate governance have occurred in Canada and the United States, the Corporation has been, and continues to be, engaged in an ongoing review and updating of its governance practices to ensure that they are of the highest standard and in compliance with all applicable requirements.

Code of Business Ethics

The Corporation’s Code of Business Ethics (“Code”) was revised in late 2003 to ensure that it was in compliance with the NYSE Standards and specifically addresses, among other things, conflicts of interest, protection and proper use of corporate assets and opportunities, confidentiality of corporate information, fair dealing with third parties; compliance with laws, rules and regulations and reporting of illegal or unethical behaviour. In October 2007, the board of directors approved an addition to the Code concerning the retention of records. The Code applies to all directors, officers and employees, both unionized and non-unionized, of the Corporation and its subsidiaries in Canada, the United States and elsewhere, and forms part of the terms and conditions of employment of all such individuals. All directors have signed acknowledgements that they have read, understood and agree to comply with the Code. Commencing in 2006 the Corporation introduced mandatory annual on-line ethics training for all officers and non-union employees. As part of the on-line ethics training, officers and non-union employees are annually required to acknowledge that they have read, understood and agree to comply with the Code. Contractors engaged on behalf of the Corporation or its subsidiaries must undertake, as a condition of their engagement, to adhere to principles and standards of business conduct consistent with those set forth in the Code. A copy of the Code is available on SEDAR at www.sedar.com, on CP’s web site at www.cpr.ca and in print to any shareholder who requests it. All amendments to the Code, and all waivers of the Code with respect to any director or executive officer, will be posted on CP’s web site and provided in print to any shareholder who requests them.

Code of Ethics for Chief Executive Officer and Senior Financial Officers

The Corporation adopted a Code of Ethics for the CEO and Senior Financial Officers of the Corporation in 2003. This code applies to the Corporation’s CEO, the CFO and the Vice-President and Comptroller. It is available on CP’s web site at www.cpr.ca and in print to any shareholder who requests it. All amendments to the code, and all waivers of the code with respect to any of the officers covered by it, will be posted on CP’s web site and provided in print to any shareholder who requests them.

Monitoring of Ethics Codes

The Governance and Nominating Committee is responsible for periodically reviewing, and if appropriate recommending changes to, the Code of Business Ethics and the Code of Ethics for the CEO and Senior Financial Officers of the Corporation, monitoring compliance with the codes, and reviewing, and if appropriate approving, waivers from compliance therefrom for Executive Officers or directors and promptly disclosing such waivers to the shareholders.

The Governance and Nominating Committee has not approved any waivers of the codes for any Executive Officers or directors.

Material Interest in Transactions

If a director has a material interest in a transaction or agreement involving the Corporation they are required to disclose that interest to the CEO and the Chairman of the Board, and will not participate in any discussions or votes concerning such transactions. During 2007, no director had any material interest in a transaction with the Corporation.

Corporate Governance Principles and Guidelines

The Corporation’s Corporate Governance Principles and Guidelines were last amended in February, 2006. These principles and guidelines pertain to such matters as, but are not limited to: director qualification standards and responsibilities; election of directors; access by directors to management and independent advisors; director compensation; director orientation and continuing education; management succession; and annual performance evaluations of the board, including its committees and individual directors, and of the CEO. The Corporate Governance Principles and Guidelines are available on CP’s web site at www.cpr.ca and in print to any shareholder upon request.

Committee Terms of Reference

The Terms of Reference of each of the following committees of the Corporation are included in Appendix 2 to this Circular and are available on CP’s web site at www.cpr.ca and in print to any shareholder who requests them: the Audit

Committee, the Governance and Nominating Committee, the Compensation Committee, the HSS&E Committee and the Pension Committee.

Director Independence

The Corporation’s board has adopted categorical standards for director independence: (a) prescribed by Section 10A(m)(3) of the Exchange Act and Rule 10A-3(b)(1) promulgated thereunder and Multilateral Instrument 52-110, for members of public company audit committees; and (b) set forth in the NYSE Standards, the Canadian corporate governance standards set forth in National Instrument 58-101 and Multilateral Instrument 52-110, for members of public company boards. These standards are explicitly set forth in Appendix 1 to this Circular. The board also conducted a comprehensive assessment of each of its members as against these standards and determined that a majority (11 of 12) of the directors of the Corporation have no material relationship with the Corporation and are independent. The independent directors are:

J.E. Cleghorn (Chair)
S.E. Bachand
T.W. Faithfull
K.T. Hoeg
J.P. Manley
L.J. Morgan
M. Paquin
M.E.J. Phelps
R. Phillips
H.T. Richardson
M.W. Wright

Mr. F.J. Green is not independent by virtue of the fact that he is CEO of the Corporation.

Membership on Boards of Other Reporting Issuers

Several of the directors of the Corporation are also directors of other reporting issuers. A table showing those memberships is set out on page 12 of this Circular.

Executive Sessions of Non-Management Directors

The independent directors met in executive sessions without management present at every meeting of the board, held up to May 11, 2007, as the Governance and Nominating Committee. Following that date the independent directors met in camera without management present at the beginning and end of each meeting of the board of directors as well as at the beginning and end of each committee meeting.

Interested parties may communicate directly with Mr. J.E. Cleghorn, the chair of both the Governance and Nominating Committee and the board of directors, who presided at such executive sessions, by writing to him at the following address, and all communications received at this address will be forwarded to him:

Office of the Corporate Secretary
Canadian Pacific Railway
Suite 920, 401 – 9th Avenue S.W.
Calgary, Alberta
Canada, T2P 4Z4

Board Chair

The chair of the board, Mr. J.E. Cleghorn, is an independent director.

Mr. Cleghorn was appointed chair by the board on May 5, 2006 upon the retirement of Mr. J.E. Newall. Interested parties may contact Mr. Cleghorn by writing him at the Office of the Corporate Secretary of the Corporation at the above address, and all communications received at this address will be forwarded to him.

Attendance of Directors at Meetings

Each director is expected to attend each meeting of the board and the board committees of which he or she is a member. Information relevant to the considerations of matters by the board or board committees at a meeting will, whenever possible, be distributed to the directors in advance of the meeting date so as to permit directors to prepare for a discussion of such matters. Directors may consider the interests of constituencies such as employees, customers, suppliers, and the public at large in determining the long and short term interests of the Corporation and its shareholders.

The attendance record of each director for all board meetings held in 2007 is set out on page 14 of this Circular.

Nomination of Directors

The Governance and Nominating Committee, in addition to other responsibilities, identifies and recommends to the board qualified director nominees for appointment or election at the annual meeting of shareholders consistent with criteria approved by the board which takes into account:

(i)	what competencies and skills the board, as a whole, should possess;

(ii)	what competencies, skills and personal and other qualities the existing directors possess;

(iii)	in light of the opportunities and risks facing the Corporation, what competencies, skills and personal qualities are required for new directors in order to add value to the Corporation; and

(iv)	the size of the board, with a view to facilitating effective decision-making.

The requirements derived from this process are used in determining whether, and how many, new directors should be added to the board. The board regularly reviews and updates a list of potential director candidates for consideration as the need for new directors arises, and will, if necessary, retain outside advisors to assist in the identification of director candidates.

The Governance and Nominating Committee also considers director nominees, if any, recommended by the shareholders for election as directors.

Other responsibilities of the Governance and Nominating Committee are set forth in its Terms of Reference.

Orientation and Continuing Education of Directors

The Corporation has developed a directors’ education and orientation program to ensure that the directors are conversant with the Corporation and the railway industry to assist in the fulfillment of their duties.

This program is made up of four elements: Director Site Visits; Director Orientation; Director Education Sessions; and a Directors’ Handbook:

(i)	Director Site Visits — directors are regularly provided site tours of CP facilities, and, on occasion, tours of CP customer facilities. In 2007, the directors toured CP’s network management centre in Calgary and completed a helicopter tour of Southern Ontario facilities and associated rail infrastructure, followed by a guided tour of a customer facility.

(ii)	Director Orientation — new directors are provided the opportunity to interact with leaders of CP departments who are responsible for the areas of activity overseen by the Committee of the board on which the new directors sit as well as being provided with educational sessions which cover a general commercial overview of CP, and a general operational overview of CP dealing with topics such as CP’s network, capacity, capital expenditures, integrated operating plan and yard operating plan.

(iii)	Director Education Sessions — directors are regularly provided with education sessions on CP and the railway industry. In 2007, education sessions included a general commercial overview of CP; an intensive review of CP’s balanced integrated operating plan; and a review of certain key customer accounts.

(iv)	Directors’ Handbook — The Corporate Secretary’s Office prepares and regularly updates a “Directors’ and Senior Officers’ Corporate Handbook” for new and existing directors. The Handbook contains, among other items: copies of all board and committee terms of reference, the Corporation’s charter documents and Disclosure and Insider Trading/Reporting Policy, a corporate organizational chart outlining the Corporation’s structure and subsidiaries, current lists of directors and officers, information on directors’ and officers’ liability, the Corporation’s Corporate Governance Principles and Guidelines, the Code of Business Ethics, the Code of Ethics for CEO and Senior Financial Officers; and the position descriptions for the board chair, chairs of the board committees and the CEO.

Detailed annual board and board committee meeting schedules and agendas are provided to all prospective and existing directors in advance and are reviewed and updated on an ongoing basis. As well, prospective board candidates are provided with general information about the business and operations of the Corporation and its subsidiaries, including its most recent disclosure documents.

Board Mandate

The board has adopted Corporate Governance Principles and Guidelines which provide that the board is the ultimate decision-making authority within the Corporation, except with respect to those matters, including the election of directors, that are reserved to shareholders. The board’s Terms of Reference, which are set out in Appendix 2 of this Circular provide, among other things, that the board is responsible for:

(i)	the stewardship of the Corporation and for monitoring the actions of, and providing overall guidance and direction to management. As the board has plenary power, its Terms of Reference are intended not to limit the power of the board but to assist it in the exercise of its powers and the fulfillment of its duties.

(ii)	to the extent feasible, satisfying itself as to the integrity of the CEO and other Executive Officers and that the CEO and other Executive Officers create a culture of integrity throughout the organization. The Compensation Committee establishes the CEO’s performance objectives and designs the process for evaluating the CEO’s performance. The Governance and Nominating Committee conducts the performance evaluations of the CEO, in accordance with the evaluation process designed by the Compensation Committee, and reports its findings to the Compensation Committee for the purpose of enabling the Compensation Committee to recommend compensation for the CEO taking into account the results of the performance evaluations. The CEO’s annual performance objectives address all key elements of his duties and responsibilities, namely: overall leadership; strategy planning and implementation; financial performance; external relations; succession planning; and safety and environmental oversight and direction.

(iii)	adopting a strategic planning process and annually approving a strategic plan that takes into account, among other things, the opportunities and risks of the Corporation’s business. One board meeting a year is specifically set aside for a substantial strategic planning session in which the board reviews and discusses strategies developed by management. At this meeting, the board reviews and approves a comprehensive strategic plan for the Corporation, which takes into account, among other things, the opportunities and risks of the business. The Corporation’s general strategies and their implementation are also discussed regularly at meetings of the board.

(iv)	with the assistance of the Audit Committee, identifying the principal risks of the Corporation’s business and ensuring the implementation of appropriate risk assessment and risk management policies to manage these risks, and reviewing and providing guidance to management on any outcomes, findings and issues arising in connection with the risk assessment and risk management policies and processes. The Audit Committee discusses risk assessment and risk management policies and processes to be implemented for the Corporation, reviews with management and the Corporation’s internal auditors the effectiveness and efficiency of such policies and processes and their compliance with other relevant policies of the Corporation, and makes recommendations to the board with respect to any outcomes, findings and issues arising in connection therewith. The Audit Committee also reviews management’s program to obtain appropriate insurance to mitigate risks.

(v)	developing, upon recommendation of the Compensation Committee, and monitoring a succession plan for senior officers of the Corporation, including appointing, training and monitoring senior management. The Compensation Committee reviews, reports on and, where appropriate, provides recommendations to the board on the structure and reporting relationships of senior management of the Corporation and its major subsidiaries, succession planning for senior management positions in the Corporation, and the appointment of persons to the rank of VP and above. The succession planning activity of the Compensation Committee includes matters relating to the training and monitoring of senior management.

(vi)	developing and maintaining a disclosure and insider trading and reporting policy, which addresses how the Corporation will communicate and interact with analysts and the public. The board of directors has adopted, and periodically reviews and updates, a Disclosure and Insider Trading/Reporting Policy prescribing the principles and procedures governing the Corporation’s approach to the disclosure of information and insider trading and reporting. Among the matters addressed in the policy are guidelines on the Corporation’s interaction with analysts and the public and measures to avoid selective disclosure. The board has also appointed a Disclosure Policy Committee comprised of senior financial, accounting, legal, investor relations, communications and business officers. The committee reports to the board and is responsible for overseeing and monitoring disclosure matters and implementing additional policies and procedures, where necessary, consistent with the Disclosure and Insider Trading/Reporting Policy. The committee reviews all major disclosure documents, including the annual report, annual information form, annual and interim MD&A, management proxy circular, and all annual and interim earnings releases and financial statements, which are also approved by the board and/or one or more of its committees, in each case before they are distributed. Under the direction of the CEO and CFO, the Disclosure Policy Committee also oversees the Corporation’s disclosure controls and procedures and the periodic evaluation thereof, and reports to the Audit Committee quarterly thereon.

(vii)	monitoring the integrity of the Corporation’s internal controls, disclosure controls and procedures and management information systems. The board, through the Audit Committee, oversees the integrity of the internal control and management information systems of the Corporation and its subsidiaries, which are designed, monitored and periodically reviewed by the CEO, the CFO, the Comptroller, the Comptroller’s Office and the Internal Audit Department. Such systems are also examined periodically by the Corporation’s external auditors. On a quarterly basis, all senior officers are required to review the operation of the key internal controls within their respective areas of responsibility and to report any changes thereto to the Comptroller’s Office and provide written confirmations as to the operation and effectiveness of such controls. Management has, in accordance with the requirements of Section 404 of SOA, assessed the effectiveness of its internal controls over financial reporting in accordance with the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in “Internal Control — Integrated Framework” and has reported to the Audit Committee thereon. Based on this assessment management determined that the Corporation maintained effective control over financial reporting as of December 31, 2007.

(viii)	considering recommendations of the Governance and Nominating Committee regarding the Corporation’s approach to governance issues and adopting corporate governance principles and guidelines for the Corporation. The Governance and Nominating Committee is responsible for developing the Corporation’s approach to corporate governance issues. The Governance and Nominating Committee has developed, and reviewed from time to time, Corporate Governance Principles and Guidelines for the Corporation, which the board has approved and amended, from time to time, on the recommendation of the Governance and Nominating Committee. These guidelines were last amended in 2006 when they were revised to include majority voting provisions as described on page 5.

(ix)	developing and periodically reviewing policies and procedures for receiving feedback from shareholders with respect to the affairs of the Corporation. The Corporation’s shareholder and investor relations personnel provide information to, and respond to inquiries from, shareholders and other stakeholders, in accordance with the parameters set forth in the Disclosure and Insider Trading/Reporting Policy and the directions of the board, senior management and the Disclosure Policy Committee.

Position Descriptions

Written position descriptions have been developed and approved by the board for the board chair and the chairs of the board committees. A written position description for the CEO has been developed and approved by the board and the CEO.

The board chair’s position guide provides, among other things, that the chair is responsible for:

•	establishing efficient and effective procedures to govern the board’s operation and function and ensuring that a process is in place for assessment of the effectiveness of the board and board committees and the contribution of individual directors;

•	collaborating with the CEO in setting the boards’ agenda and consulting with the board committee chairs with respect to the committee agendas;

•	ensuring that board meetings are conducted in a manner that facilitates full participation and discussions by the board and that the board receives appropriate briefing materials in a timely fashion;

•	ensuring that the board meets regularly without management and non-independent directors;

•	ensuring that the directors have access to adequate resources;

•	acting as a liaison between the board and management;

•	presiding at meetings of the shareholders; and

•	serving as an advisor to the CEO and other members of senior management.

The committees chairs’ position guide includes responsibility for:

•	setting the agendas of the committee in collaboration with the CEO, senior management and the corporate secretary and in consultation with the board chair;

•	ensuring that committee meetings are conducted in a manner that facilitates full participation and discussion and that the committee members receive appropriate briefing materials in a timely fashion;

•	ensuring that committee members have adequate resources and access to outside advisors at the expense of the Corporation; and

•	liaising with the CEO and senior management between committee meetings to ascertain whether committee members should be advised of developments.

The position guide of the CEO provides, among other things, that the CEO has responsibility for:

•	developing and recommending a long term strategy and an annual business plan and budget to the board;

•	managing the Corporation’s business in accordance with the board approved strategy, business plan and budget;

•	implementing board approved decisions and policies;

•	identifying and managing risks and opportunities which the Corporation faces in day to day operation;

•	establishing and maintaining an ethical work environment which supports the Corporation’s vision and values and are aligned with the strategy, business plan and budget;

•	collaborating with the board chair in setting board agendas;

•	ensuring that the board is informed and advised of all relevant trends and developments in the Corporation’s business;

•	ensuring that the Corporation’s policies and operations are in accordance with and fulfill government and regulatory requirements; and

•	regularly reporting to the board with respect to board approved policies and decisions.

Audit Committee Financial Experts

The following individuals comprise the current membership of the Audit Committee, which has been established in accordance with Section 3(a)(58)(A) of the Exchange Act and Multilateral Instrument 52-110:

Krystyna T. Hoeg
John P. Manley
Madeleine Paquin
Roger Phillips
Hartley T. Richardson
Michael W. Wright

Each of the aforementioned directors, except Ms. Paquin, has been determined by the board to meet the audit committee financial expert criteria prescribed by the SEC and has been designated as an audit committee financial expert for the Audit Committee. The SEC requires at least one financial expert on an audit committee.

Each of the aforementioned directors has also been determined by the board to be independent within the criteria referred to above under the subheading “Director Independence”.

Financial Literacy of Audit Committee Members

The board has determined that all members of the Audit Committee, except Ms. Paquin, have “accounting or related financial management expertise” within the meaning of the NYSE Standards. The board has determined that all members of the Audit Committee are financially literate within the definition contained in, and as required by, Multilateral Instrument 52-110 and the NYSE Standards.

Service on Other Public Company Audit Committees

The board has determined that no director who serves on more than two public company audit committees in addition to its own Audit Committee shall be eligible to serve as a member of the Audit Committee, unless the Corporation’s board determines that such simultaneous service would not impair the ability of such member to effectively serve on the Audit Committee. For purposes of calculating the aggregate number of public company audit committees on which a director serves, each of the Corporation and its subsidiary Canadian Pacific Railway Company (“CPRC”) is counted as a separate public company.

Krystyna T. Hoeg serves on four public company audit committees (including CPRC) in addition to the Corporation’s Audit Committee. The Corporation’s board has determined that the service of Ms. Hoeg on the audit committees of four public companies in addition to its own Audit Committee does not impair her ability to effectively serve on its own Audit Committee for the following reasons. Given that CPRC is a wholly-owned subsidiary of the Corporation and the latter carries on no business operations and has no assets or liabilities of more than nominal value beyond its 100% shareholding in CPRC, the workload of the Corporation’s Audit Committee and the audit committee of CPRC is essentially equivalent to the workload of one public company audit committee. In addition, Ms. Hoeg is the former chief executive officer of a large public company. As a result, she no longer has any day-to-day executive or managerial responsibilities and, in addition, brings to her role on the Audit Committee of the Corporation considerable business experience and a highly-focused and effective approach to audit-related matters. Ms. Hoeg qualifies, and has been designated as, an audit committee financial expert for the Corporation.

Pre-Approval of Audit and Non-Audit Services Provided by Independent Auditors

The Audit Committee has adopted a written policy governing the pre-approval of audit and non-audit services to be provided to CP by its independent auditors. The policy is reviewed annually and the audit and non-audit services to be provided to CP by its independent auditors, as well as the budgeted amounts for such services, are pre-approved at that time. A report of all services performed or to be performed by the independent auditors pursuant to the policy must be submitted to the Audit Committee by the Corporation’s VP and Comptroller at least quarterly. Any additional audit or non-audit services to be provided by the independent auditors either not included among the pre-approved services or exceeding the budgeted amount for such pre-approved services by more than 10% must be individually pre-approved by the Audit Committee or its Chairman, who must report all such additional pre-approvals to the Audit Committee at its next meeting following the granting thereof. The independent auditors’ annual audit services engagement terms and fees are subject to the specific pre-approval of the Audit Committee. In addition, prior to the granting of any pre-approval, the Audit Committee or its Chairman, as the case may be, must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. Compliance with this policy is monitored by CP’s Chief Internal Auditor.

Other Board Committees

In addition to the Audit Committee, the Compensation Committee and the Governance and Nominating Committee, the board has also appointed an HSS&E Committee and a Pension Committee.

All committees of the board, with the exception of the HSS&E Committee, are comprised solely of directors who are independent.

The HSS&E Committee assists the board in fulfilling its oversight duties with respect to safety, security, occupational health and environmental matters affecting the Corporation and its employees. Mr. F.J. Green, CEO became a non-independent member of the committee in October 2007. The committee will benefit greatly from Mr. Green’s interest and experience in health, safety, security and environmental matters.

The Pension Committee assists the board in overseeing the management of the Corporation’s pension plans and the pension trust fund.

Assessments

Upon the recommendation of the Governance and Nominating Committee the board has developed a process for assessing the effectiveness and contribution of the board, board committees and individual directors. Under this process, the following surveys of board effectiveness are completed annually by each director on an anonymous basis with the use of an independent consultant:

•	annual director peer feedback survey — the chairman of the board meets individually with each director annually during which meeting the chairman receives feedback from the director on the performance of other directors. The feedback is discussed as necessary with the directors;

•	annual review of the performance of the chairman of the board — a report is prepared by the consultant and provided to the Governance and Nominating Committee; and

•	annual board effectiveness survey — a report is prepared by the consultant and provided to the Governance and Nominating Committee.

The results of each survey are compiled and analyzed by independent consultants and forwarded in the manner indicated above for review. The Governance and Nominating Committee considers and discusses the results of the surveys and makes such recommendations as it deems appropriate to address issues, if any, identified in the reports and subsequent discussion. The board then receives and reviews the recommendations of the Governance and Nominating Committee and takes such actions as it deems appropriate to implement the recommendations of the Governance and Nominating Committee.

Comparison of Corporate Governance Practices with NYSE Standards

Any significant differences between the Corporation’s corporate governance practices and those set forth in the NYSE Standards are set forth on the Corporation’s website at www.cpr.ca under “Governance”.

CEO and CFO Certification

The certifications of the CEO and CFO of each of CPRL and CPRC required by Section 302 of the SOA and the rules promulgated by the SEC (the “302 Certifications”) thereunder have been filed with the SEC as an exhibit to the Corporation’s annual report on Form 40-F. The 302 Certifications have also been filed in fulfillment of the requirements of Multilateral Instrument 52-109.

This disclosure statement on corporate governance, including Appendices 1 and 2, has been prepared by the Governance and Nominating Committee of the board and has been approved by the board of directors.

SHAREHOLDER PROPOSALS

Any shareholder proposals to be included in the Circular to be issued in respect of the 2009 annual meeting of shareholders must be received by the Corporate Secretary (at the address set forth below) by November 21, 2008.

AVAILABILITY OF DOCUMENTS

Copies of the following documents are available on written request to the Office of the Corporate Secretary at Suite 920, Gulf Canada Square, 401 – 9th Avenue S.W., Calgary, Alberta, T2P 4Z4: the 2007 Annual Information Form (which Form is filed with the SEC as part of a Form 40-F), the 2007 Annual Report to Shareholders containing the comparative consolidated financial statements for the year ended December 31, 2007, together with the auditors’ report thereon and MD&A of financial condition and results of operations (which is also filed with the SEC as part of the Form 40-F), the interim financial statements for periods subsequent to December 31, 2007, and this Circular.

Copies of the aforementioned documents as well as additional information relating to the Corporation may be found on the CP web site at www.cpr.ca or on SEDAR at www.SEDAR.com.

DIRECTORS’ APPROVAL

The contents of this Circular and its distribution to each director, to each shareholder entitled to receive the Notice, and to the auditors of the Corporation have been approved by the directors of CPRL.

Donald F. Barnhardt
Corporate Secretary
Calgary, Alberta
February 19, 2008

APPENDIX 1

DIRECTOR INDEPENDENCE

A.	INDEPENDENCE STANDARDS

The following standards of director independence have been adopted by the board of directors of the Corporation:

NYSE Independence Criteria

No director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with the Corporation (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Corporation).

1.	In addition, a director is not independent if:

(i)	the director is, or has been within the last three years, an employee of the Corporation, or an immediate family member is, or has been within the last three years, an executive officer of the Corporation;

(ii)	the director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than U.S. $100,000 in direct compensation from the Corporation, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service);

(iii)	(A) the director or an immediate family member is a current partner of a firm that is the Corporation’s internal or external auditor; (B) the director is a current employee of such a firm; (C) the director has an immediate family member who is a current employee of such a firm and who participates in the firm’s audit, assurance or tax compliance (but not tax planning) practice; or (D) the director or an immediate family member was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on the Corporation’s audit within that time;

(iv)	the director or an immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of the Corporation’s present executive officers at the same time serves or served on that company’s compensation committee; or

(v)	the director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the Corporation for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of U.S. $1 million, or 2% of such other company’s consolidated gross revenues.

2.	Immediate Family Member: For the purposes of these independence standards, an “immediate family member” includes a person’s spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares such person’s home. When applying the look-back provisions, the board need not consider individuals who are no longer immediate family members as a result of legal separation or divorce, or those who have died or become incapacitated.

3.	The board will broadly consider all relevant facts and circumstances that might signal potential conflicts of interest or that might bear on the materiality of a director’s relationship to the Corporation or any of its consolidated subsidiaries. In particular, when assessing the materiality of a director’s relationship with the Corporation, the board will consider the issue not merely from the standpoint of the director, but also from that of persons or organizations with which the director has an affiliation. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships, among others. However, ownership of even a significant amount of stock, by itself, is not a bar to an independence finding.

Additional Independence Standards for Audit Committee Members

In addition to the foregoing independence standards, the members of the Audit Committee must satisfy the audit committee independence requirements prescribed by Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended, and Rule 10A-3(b)(1) promulgated thereunder. In particular:

1.	each member of the Audit Committee shall be a member of the board and shall otherwise be independent;

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2.	in order to be considered to be independent for the aforementioned purposes, a member of the Audit Committee may not, other than in his or her capacity as a member of the Audit Committee, the board, or any other board committee:

•	accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the Corporation or any subsidiary thereof, provided that, unless the rules of the NYSE provide otherwise, compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Corporation (provided that such compensation is not contingent in any way on continued service); or

•	be an affiliated person of the Corporation or any subsidiary thereof.

Note: An “affiliated person” is someone who directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Corporation, including a significant shareholder. A person who is neither an executive officer nor a shareholder owning, directly or indirectly, more than 10% or more of any class of voting equity securities of the Corporation will not be deemed to control the Corporation.

National Instrument 58-101 and Multilateral Instrument 52-110 – Independence Standards for Directors

1.	A member of the Corporation’s board is independent if the member has no direct or indirect material relationship with the Corporation.

2.	For the purposes of item 1, a material relationship means a relationship which could, in the view of the Corporation’s board, be reasonably expected to interfere with the exercise of a member’s independent judgment.

3.	Despite item 2, the following individuals are considered to have a material relationship with the Corporation:

a)	an individual who is, or who has been within the last three years, an employee or executive officer of the Corporation;

b)	an individual whose immediate family member is, or has been within the last three years, an executive officer of the Corporation;

c)	an individual who is, a partner of, or employed by, the internal or external auditor of the Corporation, or was within the last three years a partner or employee of such auditors and personally worked on the Corporation’s audit within that time;

d)	an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual is, a partner of the issuer’s internal or external auditor, an employee of such auditors and participates in its audit, assurance or tax compliance (but not tax planning) practice, or was within the last three years a partner or employee of such auditors and personally worked on the Corporation’s audit within that time;

e)	an individual who is, or has been within the last three years, or whose immediate family member is or has been within the last three years, an executive officer of an entity if any of the Corporation’s current executive officers serves or served at the same time on the entity’s compensation committee; and

f)	an individual who receives, or whose immediate family member who is employed as an executive officer of the Corporation received more than $75,000 in direct compensation from the Corporation during any 12 month period within the last three years.

4.	Despite item 3, an individual will not be considered to have a material relationship with the Corporation solely because (a) he or she had a relationship identified in item 3 if that relationship ended before March 30, 2004, or (b) he or she had a relationship identified in item 3 by virtue of item 8 if that relationship ended before June 30, 2005.

5.	For the purposes of items 3(c) and 3(d), a partner does not include a fixed income partner whose interest in the firm that is the internal or external auditor is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service with that firm if the compensation is not contingent in any way on continued service.

6.	For the purpose of item 3(f), direct compensation does not include: (a) remuneration for acting as a member of a board of directors or of any board committee of the Corporation; and (b) the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Corporation if the compensation is not contingent in any way on continued service.

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7.	Despite item 3, a person will not be considered to have a material relationship with the Corporation solely because the individual or his or her immediate family member

a)	has previously acted as an interim chief executive officer of the Corporation; or

b)	acts, or has previously acted, as a chair or vice-chair of the board of directors or any board committee of the Corporation, on a part-time basis.

8.	For the purpose of the foregoing items 1 through 7, the Corporation includes a subsidiary entity of the Corporation.

9.	For the purposes of the foregoing independence determination, the term “immediate family member” means an individual’s spouse, parent, child, sibling, mother or father-in-law, son or daughter-in-law, brother or sister-in-law, and anyone (other than an employee of either the individual or the individual’s immediate family member) who shares the individual’s home.

Multilateral Instrument 52-110 – Additional Independence Standards for Audit Committee Members

1.	In addition to the foregoing, the members of the Audit Committee are considered to have a material relationship with the Corporation if:

a)	the member has a relationship with the Corporation pursuant to which the individual accepts, directly or indirectly, any consulting, advisory or other compensatory fee from the Corporation or any subsidiary entity of the Corporation, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part-time chair or vice-chair of the board or any board committee; or

b)	the member is an affiliated entity of the Corporation or any of its subsidiary entities.

2.	For the purposes of the foregoing:

a)	compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Corporation if the compensation is not contingent in any way on continued service;

b)	the indirect acceptance by a person of any consulting, advisory or other compensatory fee includes acceptance of a fee by:

•	a person’s spouse, minor child or stepchild, or a child or stepchild who shares the person’s home; or

•	an entity in which such person is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the Corporation or any subsidiary entity of the Corporation.

B.	BOARD DETERMINATION OF DIRECTOR INDEPENDENCE

The board has conducted, through a combination of questionnaires, biographical reviews and discussion, a comprehensive assessment of all business and other relationships and interests of each director vis-à-vis the Corporation and its subsidiaries, as against the aforementioned standards and has determined that each director, except F.J. Green, is independent to the Corporation in accordance with the standards for independence established for all directors by the NYSE Standards, and National Instrument 58-101, and that each member of the Audit Committee, in addition, meets the additional independence standards established for audit committee members under Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended, and Rule 10A-3(b)(1) promulgated thereunder and Multilateral Instrument 52-110.

Mr. Green is not independent by virtue of the fact that he is the President and Chief Executive Officer of the Corporation.

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APPENDIX 2

TERMS OF REFERENCE

BOARD AND COMMITTEES

CANADIAN PACIFIC RAILWAY LIMITED
AND
CANADIAN PACIFIC RAILWAY COMPANY

BOARD OF DIRECTORS

TERMS OF REFERENCE

The Term “Corporation” herein shall refer to each of Canadian Pacific Railway Limited (“CPRL”) and Canadian Pacific Railway Company (“CPRC”), and the terms “Board”, “Directors” and “Board of Directors” shall refer to the Board, Directors or Board of Directors of CPRL or CPRC, as applicable.

A.	Board of Directors and Procedures

1.	Purpose

The Canada Business Corporations Act (“CBCA”) provides that the Board of Directors (“Board”) shall manage, or supervise the management of, the business and affairs of the Corporation subject to any unanimous shareholder agreement, and further that every director and officer shall: act honestly and in good faith with a view to the best interests of the corporation; and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

As the Board has overall plenary power, these Terms of Reference are intended not to limit the powers of the Board but to assist the Board in the exercise of its powers and the fulfillment of its duties.

2.	Composition of the Board of Directors

The members of the Boards of both CPRL and CPRC shall be identical. The election of directors is by the shareholders; however, it is a policy of the Board that a majority of the Directors shall meet all applicable requirements and guidelines for Board service, including requirements and guidelines with respect to being independent and unrelated to the Corporation, set forth in applicable securities laws, Canadian Securities Administrators’ policies or the rules of any stock exchange on which the Corporation’s securities are listed for trading. Determinations as to whether a particular Director satisfies the requirements for Board membership shall be affirmatively made by the full Board based on a broad consideration of all relevant facts and circumstances.

3.	Election of Directors

The Board shall propose, upon recommendation by its Corporate Governance and Nominating Committee (the “CGNC”), nominees to the Board for election by shareholders at the Corporation’s annual meeting of shareholders.

4.	Appointment of Board Chair

The Board shall appoint a Chair, who shall meet the independence requirements set forth in paragraph 2 of these Terms of Reference and shall not be an officer of the Corporation or any of its affiliates.

5.	Meetings of Independent Directors

The independent Directors on the Board shall meet at regularly scheduled sessions without management participation. The independent directors shall designate, and the Corporation shall disclose in the Corporation’s management proxy circular the name of, the Director who will preside at such executive sessions.

6.	Attendance of Others at Board Meetings

At the invitation of the Chair of the Board, individuals who are not Directors may attend any meeting of the Board.

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7.	Directors’ Duties

Each Director is expected to attend each meeting of the Board and the Board Committees of which he or she is a member. Information relevant to the Board’s or a Committee’s consideration of matters to be discussed at a meeting will, whenever possible, be distributed to Directors sufficiently in advance of the meeting date to permit Directors to prepare for a discussion of such matters. Sensitive subject matters may be discussed at meetings of the Board or relevant Committee without written materials being distributed to Directors. Directors may consider the interests of constituencies such as employees, customers, suppliers and the public at large in determining the long and short-term interests of the Corporation and its shareholders.

8.	Remuneration of Directors

Except for Directors who are also officers of the Corporation, no Director shall receive from the Corporation any compensation other than the fees to which he or she is entitled as a Director of the Corporation or a member of a committee of the Board. Directors who are also officers of the Corporation shall not be entitled to receive any Directors’ fees or other compensation in respect of their duties as Directors of the Corporation.

9.	Use of Outside Legal, Accounting or Other Advisers

Individual members of the Board may engage outside, legal, accounting or other advisers, at the expense of the Corporation, to obtain advice and assistance in respect of matters relating to their duties, responsibilities and powers as Directors, provided such engagement is first approved by the CGNC.

B.	Mandate

10.	Management is responsible for the management of the Corporation. The Board is responsible for the stewardship of the Corporation and for monitoring the actions of, and providing overall guidance and direction to, management.

In fulfilling its mandate, the Board shall, among other things:

Committees and Committee Terms of Reference

a)	establish an Audit, Finance and Risk Management Committee (the “AFRMC”), a Management Resources and Compensation Committee (the “MRCC”), a Health, Safety, Security and Environment Committee (the “HSS & EC”), a Pension Committee (the “PC”) and the CGNC, each comprised entirely of independent Directors, unless otherwise specified in the committee’s terms of reference, and may establish such other committees as it deems necessary or desirable, to assist it in the fulfillment of its duties and responsibilities, with such terms of reference as the Board may determine, and may delegate from time to time to such committees or other persons any of the Board’s responsibilities that lawfully may be delegated. The Board shall determine whether Directors satisfy the requirements for membership on each such committee;

b)	consider recommendations of the CGNC from time to time regarding the composition and terms of reference of the committees of the Board;

Corporate Governance

c)	consider recommendations of the CGNC regarding the Corporation’s approach to governance issues and the adoption of corporate governance principles and guidelines for the Corporation, as well as the disclosure thereof in the Corporation’s annual report or management proxy circular;

d)	consider recommendations of the CGNC regarding the adoption of:

•	a code of business ethics applicable to Directors, officers and employees of the Corporation prescribing standards that are reasonably designed to promote integrity and honest and ethical conduct and deter wrongdoing, and

•	a code of ethics applicable to the CEO and senior financial officers of the Corporation prescribing standards that are reasonably designed, in addition to deterring wrongdoing and promoting integrity and honest and ethical conduct, to promote full, fair, accurate, timely and understandable disclosure in accordance with applicable legal requirements, compliance with applicable governmental laws, rules and

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regulations, the prompt internal reporting of violations of the latter code, and accountability for adherence to such code,

and monitor any waivers granted by the CGNC from the aforementioned codes;

e)	develop and annually review a disclosure and insider trading and reporting policy for the Corporation that, inter alia: addresses how the Corporation shall interact with analysts and the public; and contains measures for the Corporation to avoid selective disclosure;

f)	monitor the integrity of the Corporation’s internal control, disclosure controls and procedures and management information systems;

g)	develop and periodically review policies with respect to decisions and other matters requiring Board approval;

h)	develop and periodically review policies and procedures for receiving feedback from shareholders with respect to the affairs of the Corporation;

Strategy

i)	adopt a strategic planning process and annually approve a strategic plan which takes into account, among other things, the opportunities and risk of the Corporation’s business;

Audit, Finance and Risk Management

j)	authorize the AFRMC to assist the Board in overseeing:

(i)	the integrity and quality of the Corporation’s financial reporting and systems of internal control and risk management,

(ii)	the Corporation’s compliance with legal and regulatory requirements,

(iii)	the qualifications and independence of the Corporation’s external auditors, and

(iv)	the performance of the Corporation’s internal audit function and external auditors;

k)	with the assistance of the AFRMC, identify the principal risks of the Corporation’s business and ensure the implementation of appropriate risk assessment and risk management policies and processes to manage these risks, and review and provide guidance to management on any outcomes, findings and issues arising in connection with the risk assessment and risk management policies and processes;

Environmental and Safety Matters

l)	consider reports and recommendations of the HSS & EC with respect to the Corporation’s environmental and safety policies and procedures and any issues relating to environmental and safety matters and management’s response thereto;

Succession Planning

m)	develop, upon recommendation of the MRCC, and monitor a succession plan for senior officers of the Corporation, including appointing, training and monitoring senior management;

Oversight and Compensation of Management

n)	consider recommendations of the MRCC with respect to:

(i)	the appointment and compensation of senior officers of the Corporation at the level of Vice-President and above,

(ii)	the compensation philosophy for the Corporation generally,

(iii)	the adoption of any incentive compensation and equity based plans, including stock option, stock purchase or other similar plans, in which officers are or may be eligible to participate, and

(iv)	the amendment of the Corporation’s retirement plans;

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o)	to the extent feasible, satisfy itself as to the integrity of the Chief Executive Officer and other executive officers and that the Chief Executive Officer and other executive officers create a culture of integrity throughout the organization;

p)	communicate to management and periodically review the Board’s expectations regarding management’s performance and conduct of the affairs of the Corporation;

Directors Qualifications, Compensation, Education and Orientation

q)	consider the advice and input of the CGNC regarding:

(i)	what competencies and skills the Board, as a whole, should possess,

(ii)	what competencies, skills and personal and other qualities the existing Directors possess,

(iii)	the development of a process to determine, in light of the opportunities and risks facing the Corporation, what competencies, skills and personal qualities are required for new Directors in order to add value to the Corporation,

(iv)	the size of the Board, with a view to facilitating effective decision-making,

and propose nominees for election as Directors;

r)	consider recommendations of the CGNC with respect to the level and forms of compensation for Directors, which compensation shall reflect the responsibilities and risks involved in being a Director;

s)	develop a program for the orientation and education of new Directors, and to ensure that prospective candidates for Board membership understand the role of the Board and its committees and the contributions that individual Directors are expected to make, and develop a program of continuing education for all Directors, so that they may maintain or enhance their skills and abilities as directors and ensure that their knowledge and understanding of the Corporation’s business remains current;

Position Descriptions

t)	develop clear position descriptions for the Chairman of the Board and the Chairs of each of the Board Committees and, together with the Chief Executive Officer, develop a clear position description for the Chief Executive Officer which delineates management’s responsibilities;

Assessment of Board and Committee Effectiveness

u)	consider recommendations of the CGNC for the development and monitoring of processes for assessing the effectiveness of the Board, the committees of the Board and the contribution of individual Directors, which assessments shall be made annually.

December 14, 2004

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CANADIAN PACIFIC RAILWAY LIMITED
AND
CANADIAN PACIFIC RAILWAY COMPANY

AUDIT, FINANCE AND RISK MANAGEMENT COMMITTEE

TERMS OF REFERENCE

The term “Corporation” herein shall refer to each of Canadian Pacific Railway Limited (“CPRL”) and Canadian Pacific Railway Company (“CPRC”), and the terms “Board,” “Directors”, “Board of Directors” and “Committee” shall refer to the Board, Directors, Board of Directors, or Committee of CPRL or CPRC, as applicable.

A.	Committee and Procedures

1.	Purpose

The purposes of the Audit, Finance and Risk Management Committee (the “Committee”) of the Board of Directors of the Corporation are to fulfill applicable public company audit committee legal obligations and to assist the Board of Directors in fulfilling its oversight responsibilities in relation to the disclosure of financial statements and information derived from financial statements, and in relation to risk management matters including:

•	the review of the annual and interim financial statements of the Corporation;

•	the integrity and quality of the Corporation’s financial reporting and systems of internal control, and risk management;

•	the Corporation’s compliance with legal and regulatory requirements;

•	the qualifications, independence, engagement, compensation and performance of the Corporation’s external auditors; and

•	the performance of the Corporation’s internal audit function;

and to prepare, if required, an audit committee report for inclusion in the Corporation’s annual management proxy circular, in accordance with applicable rules and regulations.

The Corporation’s external auditors shall report directly to the Committee.

2.	Composition of Committee

The members of the Committee of each of CPRL and CPRC shall be identical and shall be Directors of CPRL and CPRC, respectively. The Committee shall consist of not less than three and not more than six Directors, none of whom is either an officer or employee of the Corporation or any of its subsidiaries. Members of the Committee shall meet applicable requirements and guidelines for audit committee service, including requirements and guidelines with respect to being independent and unrelated to the Corporation and to having accounting or related financial management expertise and financial literacy, set forth in applicable securities laws or the rules of any stock exchange on which the Corporation’s securities are listed for trading. No director who serves on the audit committee of more than two public companies other than the Corporation shall be eligible to serve as a member of the Committee, unless the Board of Directors has determined that such simultaneous service would not impair the ability of such member to effectively serve on the Committee. Determinations as to whether a particular Director satisfies the requirements for membership on the Committee shall be affirmatively made by the full Board.

3.	Appointment of Committee Members

Members of the Committee shall be appointed from time to time by the Board and shall hold office at the pleasure of the Board. Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board. The Board shall fill a vacancy whenever necessary to maintain a Committee membership of at least three Directors.

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4.	Committee Chair

The Board shall appoint a Chair for the Committee from among the Committee members.

5.	Absence of Committee Chair

If the Chair of the Committee is not present at any meeting of the Committee, one of the other members of the Committee who is present at the meeting shall be chosen by the Committee to preside at the meeting.

6.	Secretary of Committee

The Committee shall appoint a Secretary who need not be a Director of the Corporation.

7.	Meetings

The Committee shall meet at regularly scheduled meetings at least once every quarter and shall meet at such other times during each year as it deems appropriate. In addition, the Chair of the Committee may call a special meeting of the Committee at any time.

8.	Quorum

Three members of the Committee shall constitute a quorum.

9.	Notice of Meetings

Notice of the time and place of every meeting shall be given in writing by any means of transmitted or recorded communication, including facsimile, telex, telegram or other electronic means that produces a written copy, to each member of the Committee at least 24 hours prior to the time fixed for such meeting; provided however, that a member may in any manner waive a notice of a meeting. Attendance of a member at a meeting constitutes a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

10.	Attendance of Others at Meetings

At the invitation of the Chair of the Committee, other individuals who are not members of the Committee may attend any meeting of the Committee.

11.	Procedure, Records and Reporting

Subject to any statute or the articles and by-laws of the Corporation, the Committee shall fix its own procedures at meetings, keep records of its proceedings and report to the Board when the Committee may deem appropriate (but not later than the next meeting of the Board). The minutes of its meetings shall be tabled at the next meeting of the Board.

12.	Delegation

The Committee may delegate from time to time to any person or committee of persons any of the Committee’s responsibilities that lawfully may be delegated.

13.	Report to Shareholders

The Committee shall prepare a report to shareholders or others, concerning the Committee’s activities in the discharge of its responsibilities, when and as required by applicable laws or regulations.

14.	Guidelines to Exercise of Responsibilities

The Board recognizes that meeting the responsibilities of the Committee in a dynamic business environment requires a degree of flexibility. Accordingly, the procedures outlined in these Terms of Reference are meant to serve as

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guidelines rather than inflexible rules, and the Committee may adopt such different or additional procedures as it deems necessary from time to time.

15.	Use of Outside Legal, Accounting or Other Advisers; Appropriate Funding

The Committee may retain, at its discretion, outside legal, accounting or other advisors, at the expense of the Corporation, to obtain advice and assistance in respect of any matters relating to its duties, responsibilities and powers as provided for or imposed by these Terms of Reference or otherwise by law.

The Committee shall be provided by the Corporation with appropriate funding, as determined by the Committee, for payment of:

(i)	compensation of any outside advisers as contemplated by the immediately preceding paragraph;

(ii)	compensation of any independent auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation; or

(iii)	ordinary administrative expenses that are necessary or appropriate in carrying out the Committee’s duties.

All outside legal, accounting or other advisors retained to assist the Committee shall be accountable ultimately to the Committee.

16.	Remuneration of Committee Members

No member of the Committee shall receive from the Corporation or any of its affiliates any compensation other than the fees to which he or she is entitled as a Director of the Corporation or a member of a committee of the Board. Such fees may be paid in cash and/or shares, options or other in-kind consideration ordinarily available to Directors.

B.	Mandate

17.	The Committee’s role is one of oversight. Management is responsible for preparing the interim and annual financial statements of the Corporation and for maintaining a system of risk assessment and internal controls to provide reasonable assurance that assets are safeguarded and that transactions are authorized, recorded and reported properly, for maintaining disclosure controls and procedures to ensure that it is informed on a timely basis of material developments and the Corporation complies with its public disclosure obligations, and for ensuring compliance by the Corporation with legal and regulatory requirements. The external auditors are responsible for auditing the Corporation’s financial statements. In carrying out its oversight responsibilities, the Committee does not provide any professional certification or special assurance as to the Corporation’s financial statements or the external auditors’ work.

The Committee shall:

Audit Matters

External Auditors’ Report on Annual Audit

a)	obtain and review annually prior to the completion of the external auditors’ annual audit of the year-end financial statements a report from the external auditors describing:

(i)	all critical accounting policies and practices to be used;

(ii)	all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, the ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditors; and

(iii)	other material written communications between the external auditors and management, such as any management letter or schedule of unadjusted differences;

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Management’s/Internal Auditors’ Reports on External Audit Issues

b)	review any reports on the above or similar topics prepared by management or the internal auditors and discuss with the external auditors any material issues raised in such reports;

Annual Financial Reporting Documents and External Auditors’ Report

c)	meet to review with management, the internal auditors and the external auditors the Corporation’s annual financial statements, the report of the external auditors thereon, the related Management’s Discussion and Analysis, and the information derived from the financial statements, as contained in the Annual Information Form and the Annual Report. Such review will include obtaining assurance from the external auditors that the audit was conducted in a manner consistent with applicable law and will include a review of:

(i)	all major issues regarding accounting principles and financial statement presentations, including any significant changes in the Corporation’s selection or application of accounting policies or principles;

(ii)	all significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including the effects on the financial statements of alternative methods within generally accepted accounting principles;

(iii)	the effect of regulatory and accounting issues, as well as off-balance sheet structures, on the financial statements;

(iv)	all major issues as to the adequacy of the Corporation’s internal controls and any special steps adopted in light of material control deficiencies; and

(v)	the external auditors’ judgment about the quality, not just the acceptability, of the accounting principles applied in the Corporation’s financial reporting;

d)	following such review with management and the external auditors, recommend to the Board of Directors whether to approve the audited annual financial statements of the Corporation and the related Management’s Discussion and Analysis, and report to the Board on the review by the Committee of the information derived from the financial statements contained in the Annual Information Form and Annual Report;

Interim Financial Statements and MD&A

e)	review with management, the internal auditors and the external auditors the Corporation’s interim financial statements and its interim Management’s Discussion and Analysis, and if thought fit, approve the interim financial statements and interim Management’s Discussion and Analysis and the public release thereof by management;

Earnings Releases, Earnings Guidance

f)	review and discuss earnings press releases, including the use of “pro forma” or “adjusted” information determined other than in accordance with generally accepted accounting principles, and the disclosure by the Corporation of earnings guidance and other financial information to the public including analysts and rating agencies, it being understood that such discussions may, in the discretion of the Committee, be done generally (i.e., by discussing the types of information to be disclosed and the type of presentation to be made) and that the Committee need not discuss in advance each earnings release or each instance in which the Corporation discloses earnings guidance or other financial information; and be satisfied that adequate procedures are in place for the review of such public disclosures and periodically assess the adequacy of those procedures;

Material Litigation, Tax Assessments, Etc.

g)	review with management, the external auditors and, if necessary, legal counsel all legal and regulatory matters and litigation, claims or contingencies, including tax assessments, that could have a material effect upon the financial position of the Corporation, and the manner in which these matters may be, or have been, disclosed in the financial statements; and obtain reports from management and review with the Corporation’s chief legal officer, or appropriate delegates, the Corporation’s compliance with legal and regulatory requirements;

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Oversight of External Auditors

h)	subject to applicable law relating to the appointment and removal of the external auditors, be directly responsible for the appointment, retention, termination, compensation and oversight of the external auditors; and be responsible for the resolution of disagreements between management and the external auditors regarding financial reporting;

Rotation of External Auditors’ Audit Partners

i)	review and evaluate the lead audit partner of the external auditors and assure the regular rotation of the lead audit partner and the audit partner responsible for reviewing the audit and other audit partners, as required by applicable law; and consider whether there should be a regular rotation of the external audit firm itself;

External Auditors’ Internal Quality Control

j)	obtain and review, at least annually, and discuss with the external auditors a report by the external auditors describing the external auditors’ internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues;

External Auditors’ Independence

k)	review and discuss, at least annually, with the external auditors all relationships that the external auditors and their affiliates have with the Corporation and its affiliates in order to assess the external auditors’ independence, including, without limitation:

(i)	obtaining and reviewing, at least annually, a formal written statement from the external auditors delineating all relationships that in the external auditors’ professional judgment may reasonably be thought to bear on the independence of the external auditors with respect to the Corporation,

(ii)	discussing with the external auditors any disclosed relationships or services that may affect the objectivity and independence of the external auditors, and

(iii)	recommending that the Board take appropriate action in response to the external auditors’ report to satisfy itself as to the external auditors’ independence;

Policies Regarding Hiring of External Auditors’ Employees, Former Employees

l)	set clear policies for the hiring by the Corporation of partners, employees and former partners and employees of the external auditors;

Pre-Approval of Audit and Non-Audit Services Provided by External Auditors

m)	be solely responsible for the pre-approval of all audit and non-audit services to be provided to the Corporation and its subsidiary entities by the external auditors (subject to any prohibitions provided in applicable law), and of the fees paid for these services; provided however, that the Committee may delegate to an independent member or members of the Committee authority to pre-approve such non-audit services, and such member(s) shall report to the Committee at its next meeting following the granting any pre-approvals granted pursuant to such delegated authority;

n)	review the external auditors’ annual audit plan (including scope, staffing, reliance on internal controls and audit approach);

o)	review the external auditors’ engagement letter;

Oversight of Internal Audit

p)	oversee the internal audit function by reviewing senior management action with respect to the appointment or dismissal of the Chief Internal Auditor; afford the Chief Internal Auditor unrestricted access to the Committee;

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review the charter, activities, organizational structure, and the skills and experience of the Internal Audit Department; discuss with management and the external auditors the competence, performance and cooperation of the internal auditors; and discuss with management the compensation of the internal auditors;

q)	review and consider, as appropriate, any significant reports and recommendations issued by the Corporation or by any external party relating to internal audit issues, together with management’s response thereto;

Internal Controls and Financial Reporting Processes

r)	review with management, the internal auditors and the external auditors, the Corporation’s financial reporting processes and its internal controls;

s)	review with the internal auditors the adequacy of internal controls and procedures related to any corporate transactions in which directors or officers of the Corporation have a personal interest, including the expense accounts of officers of the Corporation at the level of Vice-President and above and officers’ use of corporate assets, and consider the results of any reviews thereof by the internal or external auditors;

Complaints Processes

t)	establish procedures for:

(i)	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, and

(ii)	the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters,

and review periodically with management and the internal auditors these procedures and any significant complaints received;

Separate Meetings with External Auditors, Internal Audit, Management

u)	meet separately with management, the external auditors and the internal auditors periodically to discuss matters of mutual interest, including any audit problems or difficulties and management’s response thereto, the responsibilities, budget and staffing of the Internal Audit Department and any matter that they recommend bringing to the attention of the full Board;

Finance

v)	review all major financings, including financial statement information contained in related prospectuses, information circulars, etc., of the Corporation and its subsidiaries and annually review the Corporation’s financing plans and strategies;

w)	review management’s plans with respect to Treasury operations, including such items as financial derivatives and hedging activities;

Risk Management

x)	discuss risk assessment and risk management policies and processes to be implemented for the Corporation, review with management and the Corporation’s internal auditors the effectiveness and efficiency of such policies and processes and their compliance with other relevant policies of the Corporation, and make recommendations to the Board with respect to any outcomes, findings and issues arising in connection therewith;

y)	review management’s program to obtain appropriate insurance to mitigate risks;

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Terms of Reference and Performance Evaluation of Committee

z)	review and reassess the adequacy of these Terms of Reference at least annually, and otherwise as it deems appropriate, and recommend changes to the Board. The Committee shall also undertake an annual evaluation of the Committee’s performance.

Other

aa)	perform such other activities, consistent with these Terms of Reference, the Corporation’s articles and by-laws and governing law, as the Committee or the Board deems appropriate.

bb)	Report regularly to the Board of Directors on the activities of the Committee.

March 2, 2007

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CANADIAN PACIFIC RAILWAY LIMITED
AND
CANADIAN PACIFIC RAILWAY COMPANY

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

TERMS OF REFERENCE

The term “Corporation” herein shall refer to each of Canadian Pacific Railway Limited (“CPRL”) and Canadian Pacific Railway Company (“CPRC”), and the terms “Board,” “Directors”, “Board of Directors” and “Committee” shall refer to the Board, Directors, Board of Directors, or Committee of CPRL or CPRC, as applicable.

A.	Committee and Procedures

1.	Purpose

The Corporate Governance and Nominating Committee (the “Committee”) has overall responsibility for monitoring and assessing the functioning of the Board and the Committees thereof, and for developing and implementing good corporate governance practices. In addition, the Committee:

a)	identifies individuals qualified to become board members and recommends to the Board the Director nominees for the annual meetings of shareholders; and

b)	has oversight responsibility in respect of major issues of public policy relevant to the business of the Corporation and its subsidiaries.

2.	Composition of Committee

The membership of the Committee shall be comprised of not less than three Directors and not more than the number of Directors who are not officers or employees of the Corporation. No Director who is an officer or employee of the Corporation or any of its subsidiaries shall be a member of the Committee. All members of the Committee shall meet all requirements and guidelines for corporate governance and nominating committee service, including being independent and unrelated to the Corporation, set forth in applicable securities laws or the rules of any stock exchange on which the Corporation’s securities are listed for trading. Determinations as to whether a particular Director satisfies the requirements for membership on the Committee shall be affirmatively made by the full Board.

3.	Appointment of Committee Members

Members of the Committee shall be appointed from time to time by the Board and shall hold office at the pleasure of the Board.

4.	Vacancies

Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board. The Board shall fill any vacancy whenever necessary to maintain a Committee membership of at least three Directors.

5.	Committee Chair

The Board shall appoint a Chair for the Committee.

6.	Absence of Committee Chairman

If the Chair of the Committee is not present at any meeting of the Committee, one of the other members of the Committee who is present at the meeting shall be chosen by the Committee to preside at the meeting.

7.	Secretary of Committee

The Committee shall appoint a Secretary who need not be a director of the Corporation.

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8.	Meetings

The Chair of the Committee or the Chairman of the Board or any two members of the Committee may call a meeting of the Committee. The Committee shall meet at least quarterly and at such other times as it deems appropriate, without management being present when the Committee deems appropriate.

9.	Quorum

Three members of the Committee shall constitute a quorum.

10.	Notice of Meetings

Notice of the time and place of every meeting shall be given in writing, by any means of transmitted or recorded communication, including facsimile, telex, telegram or other electronic means that produces a written copy, to each member of the Committee at least 24 hours prior to the time fixed for such meeting; provided, however, that a member may in any manner waive a notice of a meeting. Attendance of a member at a meeting constitutes a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

11.	Attendance of Others at Meetings

At the invitation of the Chair of the Committee, individuals who are not members of the Committee may attend any meeting of the Committee.

12.	Procedure, Records and Reporting

Subject to any statute or articles and by-laws of the Corporation, the Committee shall fix its own procedures at meetings, keep records of its proceedings and report to the Board when the Committee may deem appropriate (but not later than the next meeting of the Board).

13.	Review of Terms of Reference

The Committee shall review its Terms of Reference annually or otherwise as it deems appropriate and propose recommended changes to the Board.

B.	Mandate of Committee

14.	The Committee shall:

Board Composition, Director Criteria and Director Nominations, Etc.

a)	review from time to time and report to the Board regarding:

(i)	what competencies and skills the Board, as a whole, should possess,

(ii)	what competencies, skills and personal and other qualities the existing Directors possess,

(iii)	the development of a process to determine, in light of the opportunities and risks facing the Corporation, what competencies, skills and personal qualities are required for new Directors in order to add value to the Corporation,

(iv)	the size of the Board, with a view to facilitating effective decision-making;

and identify and recommend to the Board qualified Director nominees for appointment or election at the annual meeting of shareholders consistent with the criteria approved by the Board and after taking into account the aforementioned matters;

b)	consider nominees, if any, recommended by the shareholders for election as directors;

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c)	have sole authority to:

(i)	retain and terminate any search firm to be used to identify director candidates, and

(ii)	to approve the search firm’s fees and other retention terms;

d)	review from time to time the retirement age for directors;

Directors’ Compensation

e)	conduct, at least annually, a review of compensation for Board and Committee service, taking into account such issues as the time commitment, compensation provided by comparable companies, responsibilities of directors, and similar matters, and recommend any change in compensation to the Board for its consideration;

Effectiveness of Board, Committees and Directors

f)	annually review and evaluate the performance and effectiveness of the Board, its committees, including the Committee, and individual Directors and make any recommendations thereon; and in so doing consider:

(i)	in the case of the Board or a Committee, its terms of reference; and

(ii)	in the case of an individual Director, the applicable position description(s), as well as the competencies and skills each individual is expected to bring to the Board;

g)	assess the effectiveness of the working relationship and communications between the Board and management of the Corporation and its subsidiaries;

h)	review any surveys completed by Directors dealing with effectiveness of the operation of the Board;

i)	assess the availability, relevance and timeliness of information required by the Board;

Board and Committee Mandates and Committee Composition

j)	review from time to time, and at least annually, the terms of reference of the Board and the composition and terms of reference of the various Committees of the Board, and make recommendations thereon to the Board;

Corporate Governance

k)	develop, recommend to the Board, and review from time to time a code of business ethics applicable to the Corporation, a code of ethics applicable to the Chief Executive Officer and senior financial officers of the Corporation (collectively, the “Codes”) and a set of corporate governance principles and guidelines for the Corporation;

l)	monitor compliance with the Codes and waivers from compliance therefrom and ensure that any issues relating to governance which are identified by the Directors are raised with management;

m)	review and, if deemed appropriate, approve any waivers of the Codes for executive officers or directors and promptly disclose such waivers to the shareholders;

n)	undertake such other initiatives as are necessary or desirable to provide effective corporate governance for the Corporation;

o)	review the Corporation’s disclosure of, or periodically disclose, if required, any significant ways in which the Corporation’s governance practices differ from those set forth in the New York Stock Exchange Listing Standards and in the Corporate Governance Guidelines of the Toronto Stock Exchange or, when and if adopted, corporate governance guidelines of the Canadian Securities Administrators;

CEO Performance Evaluations and Compensation

p)	conduct performance evaluations of the Chief Executive Officer in accordance with the performance evaluation process designed by the Management Resources and Compensation Committee and report the

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findings thereof to that Committee for the purpose of enabling it to make recommendations regarding compensation for the Chief Executive Officer;

Public Policy Review

q)	review, from time to time, major issues of public policy relevant to the business of the Corporation and its subsidiaries;

Engagement of External Advisers

r)	be authorized to approve, in such circumstances as it considers appropriate, the engagement by any one or more Directors of outside advisers, such engagement to be at the Corporation’s expense; and

Miscellaneous

s)	perform such other activities, consistent with these Terms of Reference, the Corporation’s articles and by-laws and governing law, as the Committee or the Board deems appropriate.

February 19, 2008

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CANADIAN PACIFIC RAILWAY LIMITED

HEALTH, SAFETY, SECURITY AND ENVIRONMENT COMMITTEE

TERMS OF REFERENCE

A.	Establishment of Committee and Procedures

1.	Composition of Committee

The Health, Safety, Security and Environment Committee (the “Committee”) shall consist of not less than three Directors and not more than six Directors, not more than one of whom may be an officer or employee of the Corporation or any of its subsidiaries.

2.	Appointment of Committee Members

Members of the Committee shall be appointed from time to time to hold office at the pleasure of the Board.

3.	Vacancies

Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board. The Board shall fill any vacancy if the membership of the Committee is less than two Directors.

4.	Committee Chair

The Board shall appoint a Chair for the Committee.

5.	Absence of Committee Chair

If the Chair of the Committee is not present at any meeting of the Committee, one of the other members of the Committee who is present at the meeting shall be chosen by the Committee to preside at the meeting.

6.	Secretary of Committee

The Committee shall appoint a Secretary who need not be a director of the Corporation.

7.	Meetings

The Chair of the Committee or the Chairman of the Board or any two members of the Committee may call a meeting of the Committee. The Committee shall meet at such times during each year as it deems appropriate.

8.	Quorum

Three members of the Committee shall constitute a quorum.

9.	Notice of Meetings

Notice of the time and place of every meeting shall be given, by any means of transmitted or recorded communication, including facsimile, telex, telegram or other electronic means that produces a written copy, to each member of the Committee at least 24 hours prior to the time fixed for such meeting, provided, however, that a member may in any manner waive a notice of a meeting; and attendance of a member at a meeting constitutes a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

10.	Attendance of Others at Meetings

At the invitation of the Chair of the Committee, individuals who are not members of the Committee may attend any meeting of the Committee.

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11.	Procedure, Records and Reporting

Subject to any statute or articles and by-laws of the Corporation, the Committee shall fix its own procedures at meetings, keep records of its proceedings and report to the Board when the Committee may deem appropriate (but not later than the next meeting of the Board).

12.	Review of Terms of Reference

The Committee shall review its Terms of Reference annually or otherwise as it deems appropriate and propose recommended changes to the Board.

B.	Mandate of Committee

13.	The Committee provides oversight on, and assists the Board of Directors in discharging its oversight responsibilities with respect to, health, safety, security and environmental issues. The Committee shall:

a)	review with management on a periodic basis the existing environmental, safety, and occupational health practices and procedures of the Corporation and its subsidiaries; and be satisfied that adequate procedures are in place:

(i)	for monitoring applicable legislation, regulatory requirements and industry standards, and

(ii)	for the review of such practices and procedures in light of changes to applicable legislation, regulatory requirements and industry standards;

b)	review periodically with management whether the Corporation’s environment, safety, and occupational health policies (or those of its subsidiaries) are being effectively implemented;

c)	review periodically management efforts focused on prevention and mitigation of problems and incidents related to significant environmental, safety, and occupational health issues, and major hazard analysis;

d)	review periodically the effectiveness of the response to, and management of, significant environmental, safety, and occupational health issues by the Corporation and its subsidiaries, as the case may be;

e)	review annually the appropriateness and sufficiency of current and planned accounting accruals for environmental costs and make recommendations, as appropriate, to the Audit, Finance and Risk Management Committee;

f)	review and consider, as appropriate, reports and recommendations issued by external parties relating to environmental, safety, and occupational health issues, together with management’s response thereto;

g)	review with management and make recommendations to the Board of Directors as appropriate on matters relating to the environment, safety, and occupational health;

h)	report, as appropriate, to the Board of Directors on the Corporation’s environment, safety, and occupational health policies and procedures and, if appropriate, make recommendations to the Board thereon; and

i)	monitor security issues arising from legislative or regulatory action taken in respect of security in the transportation industry by Canadian or United States federal, provincial, state or municipal regulators and applicable to the Corporation or its subsidiaries, and issues with government and government agencies arising therefrom and management’s response thereto. For clarity security does not include matters pertaining to the Canadian Pacific Railway Police Service.

14.	The Committee may, at the request of the Board or on its own initiative, investigate such other matters as are considered necessary or appropriate in the circumstances and in such matters shall have the authority to retain such experts as it may require.

February 19, 2008

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CANADIAN PACIFIC RAILWAY LIMITED
AND
CANADIAN PACIFIC RAILWAY COMPANY

MANAGEMENT RESOURCES AND COMPENSATION COMMITTEE

TERMS OF REFERENCE

The term “Corporation” herein shall refer to each of Canadian Pacific Railway Limited (“CPRL”) and Canadian Pacific Railway Company (“CPRC”), and the terms “Board,” “Directors”, “Board of Directors” and “Committee” shall refer to the Board, Directors, Board of Directors, or Committee of CPRL or CPRC, as applicable.

A.	Committee and Procedures

1.	Purpose

The purposes of the Management Resources and Compensation Committee (the “Committee”) are to fulfill applicable public company compensation committee legal obligations and to assist the Board with its responsibilities relating to:

•	the appointment, compensation and reporting relationships of the Corporation’s executives;

•	the compensation philosophy of the Corporation;

•	the adoption and amendment of incentive compensation plans, equity based plans and retirement plans, subject to shareholder approval if required;

•	the establishment of performance objectives and the conduct of performance evaluations for certain senior officers;

•	the Corporation’s organizational health; and

•	succession planning.

2.	Composition of Committee

The Committee shall be comprised of not less than three and not more than six Directors, none of whom is either an officer or employee of the Corporation or any of its subsidiaries. All members of the Committee shall meet all requirements and guidelines for compensation committee service, including being independent and unrelated to the Corporation, set forth in applicable securities laws, securities commission policies or the rules of any stock exchange on which the Corporation’s securities are listed for trading. Determinations as to whether a particular Director satisfies the requirements for membership on the Committee shall be affirmatively made by the full Board.

3.	Appointment of Committee Members

Members of the Committee shall be appointed from time to time by the Board and shall hold office at the pleasure of the Board.

4.	Vacancies

Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board. The Board shall fill a vacancy whenever necessary to maintain a Committee membership of at least three Directors.

5.	Committee Chair

The Board shall appoint a Chair for the Committee.

6.	Absence of Committee Chair

If the Chair of the Committee is not present at any meeting of the Committee, one of the other members of the Committee who is present at the meeting shall be chosen by the Committee to preside at the meeting.

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7.	Secretary of Committee

The Committee shall appoint a Secretary who need not be a Director of the Corporation.

8.	Meetings

The Chair of the Committee or the Chairman of the Board or any two of its other members may call a meeting of the Committee. The Committee shall meet at such times during each year as it deems appropriate, without management being present when the Committee deems appropriate.

9.	Quorum

Three members of the Committee shall constitute a quorum.

10.	Notice of Meetings

Notice of the time and place of every meeting shall be given in writing, by any means of transmitted or recorded communication, including facsimile, telex, telegram, e-mail or other electronic means that produces a written copy, to each member of the Committee at least 24 hours prior to the time fixed for such meeting; provided, however, that a member may in any manner waive a notice of a meeting. Attendance of a member at a meeting constitutes a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

11.	Attendance of Others at Meetings

At the invitation of the Chair of the Committee, individuals who are not members of the Committee may attend any meeting of the Committee.

12.	Procedure, Records and Reporting

Subject to any statute or articles and by-laws of the Corporation, the Committee shall fix its own procedures at meetings, keep records of its proceedings and report to the Board when the Committee may deem appropriate (but not later than the next meeting of the Board).

13.	Review of Terms of Reference and Committee’s Performance

The Committee shall review its Terms of Reference as it deems appropriate and recommend changes to the Board. The Committee shall undertake an annual evaluation of the Committee’s performance.

B.	Mandate of Committee

14.	From time to time, the Committee shall consider and make recommendations to the Board concerning:

a)	the structure and reporting relationship of senior management of the Corporation and its major subsidiaries;

b)	succession planning for senior management positions in the Corporation;

c)	the appointment of persons to the rank of Vice-President and above;

d)	compensation philosophy for the Corporation generally;

e)	total compensation for officers of the rank of Vice-President and above, excluding the President and Chief Executive Officer, including salaries, annual incentive opportunity, long-term incentive opportunity, supplemental benefits including pension, perquisites, and employment agreements (if applicable);

f)	the market competitiveness of executive pay relative to compensation philosophy;

g)	the design of cash-based and equity-based incentive compensation plans, including, short-term incentive, stock option, stock purchase or other similar plans in which officers are or may be eligible to participate, and the administration and monitoring, as required, of any benefits granted pursuant to any such plan referred to in this subparagraph. This includes evaluating the pay and performance relationship, reviewing the cost

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implications under various performance scenarios, considering the accounting and tax implications, and ensuring all equity compensation plans and revisions to such plans are approved by shareholders (if applicable);

h)	amendments to the Corporation’s retirement plans as proposed by the Management Pension Committee, the financial implications of which amendments shall be provided to both the Committee and the Pension Committee;

i)	review, and, as appropriate, make recommendations to the Board concerning, executive share ownership guidelines and monitor compliance; and

j)	the organization’s health, morale and employee attitudes.

15. The Committee shall:

a)	establish the performance objectives for the Chief Executive Officer (“CEO”), including the corporate goals and objectives relevant to CEO compensation, and design the process for evaluating the performance of the CEO;

b)	review and make recommendations to the independent directors of the Board on the level of compensation (including salary, short-term incentives, and long-term incentives) to be paid to the CEO based on the evaluation of the CEO’s performance in light of the aforementioned corporate goals and objectives; and

c)	have authority to retain, terminate and compensate, on such terms and at such fees or other compensation as the Committee may determine according to its sole discretion, any compensation consultant to be used to assist in the evaluation of CEO or senior executive compensation, and any other external advisors that the Committee deems necessary to permit it to carry out its duties.

16.	The Committee shall each year review and approve a “Report on Executive Compensation” to be included in the Corporation’s management proxy circular for its annual meeting of shareholders.

17.	The Committee may perform such other activities, consistent with these Terms of Reference, the Corporation’s articles and by-laws and governing law, as the Committee or the Board deems appropriate.

February 19, 2008

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CANADIAN PACIFIC RAILWAY LIMITED

PENSION COMMITTEE

TERMS OF REFERENCE

A.	Background

The Corporation’s wholly-owned subsidiary, Canadian Pacific Railway Company (“CPRC”), sponsors certain pension plans, and the Corporation or some of its or CPRC’s subsidiaries may themselves sponsor pension plans from time to time (collectively, the “Plans”). As a result, an appropriate governance structure to fulfill relevant legal and fiduciary obligations to Plan members has been established, as follows:

•	The Corporation’s Board of Directors (the “Board”) will retain full power to make all amendments to the Canadian Pacific Railway Company Pension Plan, the Canadian Pacific Railway Executive Supplemental Pension Plan (1998) and the Canadian Pacific Railway Management Supplemental Pension Plan (1998) (the “Designated Plans”). (The Canadian Pacific Railway Executive Supplemental Pension Plan (1998) and the Canadian Pacific Railway Management Supplemental Pension Plan (1998) are referred to collectively as the “Supplemental Plans”.)

•	The Board of Directors of Soo Line Railroad Company (the “SLRC Board”) will retain full power to make all amendments to the Canadian Pacific Railway Pension Plan for U.S. Management Employees.

•	Acting through the Board, the Corporation and CPRC have delegated certain responsibilities to the Pension Committee of the Board (“Pension Committee”). The Pension Committee will generally oversee the Plans and related funds.

•	The SLRC Board has oversight authority for the U.S. pension plans, and the Pension Committee will receive periodic reports with respect thereto.

•	The Pension Committee will delegate certain pension monitoring and legislative compliance matters regarding the Canadian pension plans to a Management Pension Committee of CPRC (the “MPC”) whose membership will include management, human resources, finance and legal staff.

•	Appropriate CPRC and Soo Line Railroad Company staff will be responsible for monitoring the day-to-day administration and custody of the Plans.

•	One or more professional investment managers will invest the assets of the Plans.

•	The Corporation, CPRC and Soo Line Railroad Company will be assisted by such professional advisors as may be required to administer the Plans in accordance with applicable policies.

B.	Role of the Board

•	Actions by the Corporation and CPRC will be through the Board or authorized officers of the Corporation or of CPRC.

•	CPRC will be Administrator for the Canadian registered pension plans for purposes of pension legislation.

•	The Board will be responsible for all non-fiduciary aspects of benefits policy, design of the Designated Plans, and establishment and windup of the Designated Plans. The Board also has the power to approve amendments to the Designated Plans or delegate such power to others.

•	The Board will appoint the membership of the Pension Committee and approve a pension governance structure for the MPC and any sub-committees thereof, and the President and Chief Executive Officer will appoint the membership of the MPC.

•	The Board will be advised on decisions by the Pension Committee on investment policy.

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•	The Board will approve the mandates and terms of reference of the Pension Committee and, upon the recommendation of the Pension Committee, the MPC and delegate certain obligations to such committees, including authority for each to further delegate to appropriate individuals.

•	The Board will monitor the Pension Committee with respect to the Designated Plans and will receive annual reports from the Pension Committee on Canadian and U.S. pension matters.

C.	Establishment of Pension Committee and Procedures

1.	Composition of Pension Committee

The Pension Committee shall consist of not less than three Directors and not more than six Directors.

2.	Appointment of Pension Committee Members

Members of the Pension Committee shall be appointed from time to time and shall hold office at the pleasure of the Board.

3.	Vacancies

Where a vacancy occurs at any time in the membership of the Pension Committee, it may be filled by the Board. The Board shall fill any vacancy if the membership of the Pension Committee is less than three Directors.

4.	Pension Committee Chair

The Board shall appoint a Chair for the Pension Committee.

5.	Absence of Pension Committee Chair

If the Chair of the Pension Committee is not present at any meeting of the Pension Committee, one of the other members of the Pension Committee who is present at the meeting shall be chosen by the Pension Committee to preside at the meeting.

6.	Secretary of Pension Committee

The Pension Committee shall appoint a Secretary who need not be a director of the Corporation.

7.	Meetings

The Chair or the President of the Corporation or any other two members of the Pension Committee may call a meeting of the Pension Committee.

8.	Quorum

If there are three or four members of the Pension Committee, two members shall constitute a quorum, and if there are five or six members of the Pension Committee, three members shall constitute a quorum.

9.	Notice of Meetings

Notice of the time and place of every meeting shall be given, by any means of transmitted or recorded communication, including facsimile, telex, telegram or other electronic means that produces a written copy, to each member of the Pension Committee at least 24 hours prior to the time fixed for such meeting, provided, however, that a member may in any manner waive a notice of a meeting; and attendance of a member at a meeting constitutes a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

10.	Attendance of Others at Meetings

At the invitation of the Chair of the Pension Committee, individuals who are not members of the Committee may attend any meeting of the Pension Committee.

11.	Procedure, Records and Reporting

Subject to any statute or articles and by-laws of the Corporation, the Pension Committee shall fix its own procedures at meetings, keep records of its proceedings and report to the Board as may be required from time to time, but not less

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than annually. Notwithstanding the foregoing, minutes of all meetings of the Pension Committee shall be kept by the Corporate Secretary of the Corporation.

12.	Review of Terms of Reference

The Pension Committee shall review its Terms of Reference annually or otherwise as it deems appropriate and propose recommended changes to the Board.

D.	Mandate of Pension Committee

13.	The Pension Committee shall:

a)	have general oversight responsibility for the Plans as directed by the Board from time to time;

b)	monitor the activities of the MPC and receive periodic reports on U.S. pension matters;

c)	annually review the mandate and terms of reference of the MPC;

d)	receive the advice of the MPC and Chief Financial Officer on issues of investment policy and funding policy and approve the investment and funding policies for the Designated Plans;

e)	approve the criteria to be used by the MPC to select trustees/custodians, investment managers, actuaries and third party administrators for the Designated Plans and to measure the ongoing performance of such individuals;

f)	appoint the auditors for the Designated Plans, as necessary;

g)	receive the annual audited pension fund financial statements for the Designated Plans and review the auditors’ reports thereon;

h)	as it deems appropriate from time to time, delegate duties and responsibilities to appropriate managers, staff, advisors and committees with respect to Designated Plan management matters;

i)	deliver annual reports to the Board in accordance with Section C. 11;

j)	receive and review semi-annual reports from the MPC on Canadian pension plan matters, including:

—	design of the Canadian pension plans

—	overall financial conditions and contribution matters, including assets, liabilities, surpluses or deficits, on a funding, solvency or windup basis as appropriate; current service costs; cash flow; highlights of related expenses; and the status of letters of credit under the Supplemental Plans

—	investment manager, trustee/custodian, actuary and third party administrator appointments, terminations, and performance and compliance with investment policy

—	conflicts of interest

—	legislative compliance

—	pension trends or changes.

14.	The Pension Committee may, at the request of the Board or on its own initiative, investigate such other matters as are considered necessary or appropriate in the circumstances.

March 2, 2007

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